6/12

Follow-Up Materials

06014287

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Heineken

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUN 12 2006 THOMSON FINANCIAL

FILE NO. 82- 4953 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 6/12/06

NV

RECEIVED
2006 JUN 12 A 11:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2005 Annual Report

AR/S
12-31-05


Heineken
Heineken
Heineken
Heineken
Heineken
Heineken
Heineken
Heinek

Contents



Heineken

DraughtKeg®

Heineken introduced the portable draught beer system, the Heineken DraughtKeg, which allows consumers to experience a premium quality draught beer at virtually any drinking occasion.

This innovation, introduced in a number of countries is part of Heineken's strategy to accelerate topline growth and further improve volumes and revenue mix. By addressing changing consumer preferences, innovation will also strengthen Heineken's leadership position in the premium segment of the international beer market.

The Heineken DraughtKeg is an integrated pressurised, disposable system in a lightweight steel keg. After being chilled at five degrees Celsius, consumers simply attach the easy-to-install tap tube and the keg is ready to pour perfect beer.

The Heineken company, which traces its roots to 1864, is one of the world's leading international brewers. Available in almost every country on the planet, the Heineken brand is the most valuable international beer brand.

The story of Heineken® began in 1864 when Gerard Adriaan Heineken bought a brewery in the heart of Amsterdam. Over 140 years, four generations of the Heineken family have strengthened and expanded our brands and Company in Europe and around the rest of the world.

Our business is about building great brands. In addition to the Heineken brand, we brew and sell more than 170 international premium, regional, local and specialty beers. Our Amstel® brand is Europe's third-largest brand. Other famous brands in our portfolio include Cruzcampo®, Tiger®, Zywiec®, Birra Moretti®, Ochota®, Murphy's® and Star®.

We have the widest presence of all international brewers, thanks to our global network of distributors and 115 breweries in more than 65 countries. The popularity of our beers is growing daily in rapidly-expanding beer markets, such as Russia and China.

In the beer markets of Western Europe, we are the largest brewer and beverage distributor and the region accounts for more than half of our global sales. Heineken wholesalers also distribute wine, spirits and soft drinks to the on-trade channel. We have now extended that leadership to Central and Eastern Europe. We also have an international export operation, shipping beer to major profitable markets such as the US. In some markets, we also produce soft drinks.

We are committed to growth and have embraced innovation as a key component of our strategy. We work to continually anticipate and meet the changing needs of consumers. Our innovations are in the areas of production, marketing, communication, packaging and, in particular, draught beer systems, where we are an acknowledged leader.

We take seriously our commitment to conduct business responsibly and sustainably. We continuously expand our initiatives to combat alcohol abuse and misuse and work to set and exceed ever-higher standards in the social and environmental areas of our business.



Our partnerships

In every market where we are active, we aim at comprehensive coverage through a combination of wholly-owned companies, licence agreements, stakes in breweries and alliances with independent distributors or via our own beverage wholesalers. Often, our wholesalers also distribute wine, spirits and soft drinks to the on-trade.



170 brands

Heineken owns and manages one of the world's leading portfolios of beer brands. We brew and sell more than 170 international premium, regional, local and specialty beers. Our principal brands are Heineken and Amstel.

118.6 million hl

The Heineken brand is sold in almost every country in the world. The company owns 115 breweries and distributors in more than 65 countries with a group volume of 118.6 million hectolitres.



64,305 employees

In 2005 the average number of employees employed increased from 61,732 to 64,305.

Figures in this report referring to results prior to 2004 were not reported according to International Financial Reporting Standards (IFRS) but were reported under Dutch Generally Accepted Accounting Principles (Dutch GAAP).

- Net profit (BEIA)[1] increased by €37 million or 4.6 percent to €840 million, despite a negative currency effect of €27 million. Net profit (BEIA) grew organically by 7.3 percent. Net profit increased to €761 million after exceptional charges of €72 million.
- Group beer volume grew by 5.3 percent (from 112.6 million hectolitres to 118.6 million hectolitres) with a clear improvement in volume trends in the second half of the year.
- Volume of Heineken in the premium segment grew by 4.5 percent to 20.1 million hectolitres, further strengthening its position as the world's leading international premium brand.

€1,249 million
Operating profit -7.3%

€761 million
Net profit +18.5%

€840 million
Net profit (BEIA) +4.6%

€10.8 billion
Revenue +7.3%

118.6 million hectolitres
Group beer volume +5.3%

20.1 million hectolitres
Heineken volume in premium segment +4.5%

[1]Please refer to the Glossary for definitions.

Our performance

Net profit
In millions of EUR



2001 767
2002 795
2003 798
2004 642
2005 761

Group beer volume
In millions of hectolitres



2001 81.0
2002 84.8
2003 99.0
2004 112.6
2005 118.6

Total Heineken volume
In millions of hectolitres



2001 22.4
2002 22.9
2003 22.1
2004 22.8
2005 23.5

Total Amstel volume
In millions of hectolitres



2001 10.8
2002 10.8
2003 11.0
2004 11.1
2005 11.4

Agenda

for the Annual General Meeting of Shareholders of Heineken N.V., to be held at Beurs van Berlage, Damrak 243, Amsterdam on Thursday 20 April 2006 at 2:00 p.m.

Opening

1 Report for the financial year 2005.
   - a Adoption of the Balance Sheet as at 31 December 2005, the income statement for the year 2005 and the Notes thereto.
   - b Explanation of the reserve and dividend policy.
   - c Decision on the appropriation of the balance of the income statement in accordance with Article 12, paragraph 7 of the company's Articles of Association.
   - d Discharge of the members of the Executive Board.
   - e Discharge of the members of the Supervisory Board.

2 Authorisation of the Executive Board to repurchase own shares.

3 Authorisation of the Executive Board to issue (rights to) shares and to restrict or exclude shareholders' pre-emption rights.

4 Composition of the Supervisory Board:
   - a Proposal to re-appoint Mr. C.J.A. van Lede as a member of the Supervisory Board;
   - b Proposal to re-appoint Mr. J.M. de Jong as a member of the Supervisory Board;
   - c Proposal to appoint Mrs. A.M. Fentener van Vlissingen as a member of the Supervisory Board;
   - d Proposal to appoint Lord MacLaurin of Knebworth as a member of the Supervisory Board.

Closing

Explanatory notes

to the agenda for the Annual General Meeting of Shareholders of Heineken N.V., to be held on Thursday 20 April 2006.

Item 1b: Explanation of the reserve and dividend policy.

Heineken has maintained a consistent reserve and dividend policy, intended to achieve a pay-out ratio of 20 – 25% of the net profit, excluding exceptional items. Every three years, the situation is reviewed to establish whether there is scope for increasing the dividend paid to shareholders by paying the same dividend per share but increasing the number of shares in issue, in principle by 25%. The number of shares in issue can be increased either by an issue of recapitalisation shares from the free reserves or a share split, giving additional shares to existing shareholders.

Through its reserve and dividend policy, Heineken pursues several aims: to expand its existing market positions, to play an active part in the expected ongoing concentration of the global beer market, to maintain a healthy capital structure and to preserve its independence. Achieving these objectives requires the reservation of a considerable part of the profit.

Item 2: Authorisation of the Executive Board to repurchase own shares.

An authorisation was last given by the General Meeting of Shareholders held on 20 April 2005.
The General Meeting of Shareholders is requested to renew the authorisation of the Executive Board.

It is proposed that the Executive Board be authorised by the General Meeting of Shareholders, for the statutory maximum period of 18 months, starting 20 April 2006, to repurchase shares subject to the following conditions and with due observance of the law and the Articles of Association:

a the maximum number of shares which may be repurchased is the statutory maximum of 10% of the issued share capital of the company;

b repurchase transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the repurchase transaction or, in the absence of such a price, the latest price quoted therein;

c repurchase transactions may be executed on the stock exchange or otherwise.

The authorisation to repurchase shares may be used in connection with the Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for Senior Management, but may also serve other purposes, such as, for example, in connection with acquisitions.

Item 3: Authorisation of the Executive Board to issue (rights to) shares and to restrict or exclude shareholders' pre-emption rights.

An authorisation was last given by the General Meeting of Shareholders held on 20 April 2005.
The General Meeting of Shareholders is requested to renew the authorisation of the Executive Board.

It is proposed that the Executive Board be authorised by the General Meeting of Shareholders, for a period of 18 months, starting 20 April 2006 to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

The authorisation may be used in connection with the Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for Senior Management, but may also serve other purposes, such as, for example, in connection with acquisitions.

Item 4: Composition of the Supervisory Board.

a The Supervisory Board has made a non-binding nomination of Mr. C.J.A. van Lede for his re-appointment as member of the company's Supervisory Board. Mr. Van Lede fits the profile drawn up by the Supervisory Board, as set out on our website.

Cees van Lede was born in 1942. He has been a member of the Supervisory Board since 2002 and Chairman since 2004.

Mr. Van Lede is a former CEO of Akzo Nobel N.V. At present he is member of the Supervisory Board of Akzo Nobel N.V., Royal Philips Electronics N.V., Reed Elsevier Group, Sara Lee Corporation, Air Liquide S.A. and Air France/KLM.

In view of his managerial experience and his extensive knowledge and experience in trade and industry, both nationally and internationally, the Supervisory Board recommends the re-appointment of Mr. Van Lede. The Supervisory Board has re-appointed Mr. Van Lede as chairman of the Supervisory Board on condition of his re-appointment as member of the Supervisory Board.

Mr. Van Lede currently owns no shares in the capital of Heineken N.V.

b The Supervisory Board has made a non-binding nomination of Mr. J.M. de Jong for his re-appointment as member of the company's Supervisory Board. Mr. De Jong fits the profile drawn up by the Supervisory Board, as set out on our website.

Jan Maarten de Jong was born in 1945. He has been a member of the Supervisory Board since 2002 and Vice-chairman since 2004.

Mr. De Jong is a former member of the Managing Board of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. Mr. De Jong serves on Supervisory Boards of various companies, such as Nutreco Holding N.V., Banca Antonveneta SpA (Italy), CRH plc (Ireland) and AON Groep Nederland B.V.

The Supervisory Board recommends the re-appointment of Mr. De Jong based on his financial expertise, both nationally and internationally. The Supervisory Board has re-appointed Mr. De Jong as Vice-chairman of the Supervisory Board on condition of his re-appointment as member of the Supervisory Board.

Mr. De Jong currently owns no shares in the capital of Heineken N.V.

c The Supervisory Board has made a non-binding nomination of Mrs. A.M. Fentener van Vlissingen for her appointment as member of the Supervisory Board. Mrs. Fentener van Vlissingen fits the profile drawn up by the Supervisory Board, as set out on our website.

Annemiek Fentener van Vlissingen was born in 1961 and studied business administration at the University of Groningen. She chairs the Supervisory Board of SHV Holdings N.V. and is a member of the Supervisory Board of Draka Holding N.V. and Flint Holding N.V.

Based on her broad strategic and financial expertise in several industries the Supervisory Board believes that Mrs. Fentener van Vlissingen will be able to make the required contribution to the Supervisory Board.

Mrs. Fentener van Vlissingen currently owns no shares in the capital of Heineken N.V.

d The Supervisory Board has made a non-binding nomination of Lord MacLaurin of Knebworth for his appointment as member of the Supervisory Board. Lord MacLaurin fits the profile drawn up by the Supervisory Board, as set out on our website.

Ian Charter MacLaurin was born in 1937 and joined Tesco in 1959 where he was appointed to the Board in 1970. From 1985 to 1997 he was Chairman of Tesco. In the 80s he was a Non-Executive Director of Guinness and in the 90s he was also appointed a Non-Executive Director of Whitbread.

After leaving Tesco he became a Non-Executive Director of Vodafone and was elected Chairman in July 2000, where he will stand down from this position in July 2006.

Based on his renowned background and experience in retail, the Supervisory Board is of the opinion that Lord MacLaurin will be a suitable candidate for the Supervisory Board membership.

Lord MacLaurin currently owns no shares in the capital of Heineken N.V.

visit www.heinekeninternational.com

Key figures[1]

Results
In millions of EUR

	IFRS 2005	IFRS 2004	Change	Dutch GAAP 2004
Revenue	10,796	10,062	7.3%	10,005
Ebit	1,283	1,369	(6.3%)	1,269
Ebit BEIA	1,392	1,377	1.1%	1,350
Net profit	761	642	18.5%	537
Net profit BEIA	840	803	4.6%	791
Dividend (proposed)	196	196	–	196
Free operating cash flow	1,138	872	30.5%	900

Balance sheet
In millions of EUR

Total assets	11,829	10,777	9.8%	10,418
Shareholders' equity	3,969	3,256	21.9%	3,379
Market capitalisation	13,122	12,019	9.2%	12,019
Net debt position	2,647	2,857	(7.4%)	2,867

Per share of €1.60

Number of shares issued	489,974,594	489,974,594		489,974,594
Net profit	1.55	1.31	18.3%	1.10
Net profit BEIA	1.71	1.64	4.3%	1.61
Dividend (proposed)	0.40	0.40	–	0.40
Free operating cash flow	2.32	1.78	30.3%	1.84
Shareholders' equity	8.10	6.65	21.8%	6.90
Share price as at 31 December	26.78	24.53	9.2%	24.53

Staff
in numbers

Average number of employees	64,305	61,732	4.2%	61,732

Ratios

Ebit as % of revenue	11.9%	13.6%	(12.5%)	12.7%
Ebit as % of total assets	10.8%	12.7%	(15.0%)	12.2%
Net profit as % of average shareholders' equity	21.1%	21.1%	–	16.8%
Dividend % pay out	25.8%	30.5%	(15.4%)	36.5%
Gearing	66.7%	87.7%	(23.9%)	84.8%
Cash conversion rate	120.0%	97.5%	23.1%	113.8%
Net interest cover	14.3	12.2	17.2%	11.2

[1] Please refer to the glossary for definitions.

04. Report of the Supervisory Board

During the year under review, the Supervisory Board performed its duties in accordance with the law and the Articles of Association of Heineken N.V. and supervised and advised the Executive Board on an ongoing basis.

To the shareholders

Financial statements and profit appropriation

The Executive Board has submitted its financial statements for 2005 to the Supervisory Board. These financial statements can be found on pages 61 to 117 of this Annual Report.

KPMG ACCOUNTANTS N.V. audited the financial statements. Their report appears on page 118.

The Supervisory Board recommends that the shareholders, in accordance with the Articles of Association, adopt these financial statements and, as proposed by the Executive Board, appropriate €196 million of the profit as dividend and add the remainder, amounting to €565 million, to retained earnings. The proposed dividend amounts to €0.40 per share of €1.60 nominal value, of which €0.16 was paid as an interim dividend on 21 September 2005.

Supervisory Board changes and appointments

Messrs. M. Das and J.M. Hessels resigned by rotation from the Supervisory Board at the Annual General Meeting of Shareholders on 20 April 2005. Both were eligible for immediate reappointment. Messrs. Das and Hessels were duly reappointed for a period of four years. Mr. Das was also reappointed as delegated member.

Messrs. C.J.A. van Lede and J.M. de Jong will resign by rotation from the Supervisory Board at the Annual General Meeting of Shareholders on 20 April 2006. Both are eligible for immediate reappointment for a period of four years.

The Supervisory Board proposes the reappointment of Messrs. Van Lede and De Jong. Non-binding nominations for their appointments will be submitted to the Annual General Meeting of Shareholders.

Furthermore, the Supervisory Board will submit a non-binding nomination for the appointment of a new member of the Supervisory Board, Mrs. A.M. Fentener van Vlissingen. It is the intention that Mrs. Fentener van Vlissingen will join the Audit Committee. After the (re)appointments the Supervisory Board will comprise seven members. All members of the Supervisory Board comply with best practice provision III.3.4 of the Dutch Corporate Governance Code (maximum number of Supervisory Board seats).

Executive Board changes and appointments

As per 1 October 2005 a new management and operating structure was put in place. In view of this new structure on 12 April 2005 both Messrs. A. Ruys and K. Büche announced their retirement as Chairman and member of the Executive Board respectively as per 1 October 2005. As per the same date, Mr. J.F.M.L. van Boxmeer succeeded

---

Supervisory Board as at 21 February 2006

Cees (C.J.A.) van Lede (1942)
Dutch nationality; male. Appointed in 2002; next reappointment in 2006. Chairman (2004).
Profession: Company director.
Supervisory directorships:
Dutch stock listed companies: Akzo Nobel N.V., Royal Philips Electronics N.V., Reed Elsevier Group.
Other: Sara Lee Corporation, Air Liquide S.A., Air France/KLM.

Jan Maarten (J.M.) de Jong (1945)
Dutch nationality; male. Appointed in 2002; next reappointment in 2006. Vice-Chairman (2004).
Profession: Banker.
Supervisory directorships:
Dutch stock listed companies: Nutreco Holding N.V.
Other: Banca Antonveneta SpA, Italy, CRH plc, Ireland, AON Groep Nederland, B.V.

Maarten (M.) Das (1948)
Dutch nationality; male. Appointed in 1994; Latest reappointment in 2005; next reappointment in 2009.
Delegated member (1995).
Profession: Lawyer, Partner of Loyens & Loeff N.V.
Supervisory directorships:
Dutch stock listed companies: none.
Other: Greenfee B.V. (Chairman).
Other posts*: Heineken Holding N.V. (Chairman), Stichting Administratiekantoor Priores, LAC B.V.

Michel (M.R.) de Carvalho (1944)
British nationality; male. Appointed in 1996; latest reappointment in 2003; next reappointment in 2007.
Profession: Banker, Investment Banking (Vice-Chairman) Citigroup Inc., United Kingdom.
Supervisory directorships:
Dutch stock listed companies: none.
Other: none.

Ton (A.H.J.) Risseeuw (1936)
Dutch nationality; male. Appointed in 2000; latest reappointment in 2004; will retire in 2007.
Profession: Company director.
Supervisory directorships:
Dutch stock listed companies: KPN N.V. (Chairman).
Other: TNO, Blokker Holding B.V., Intergamma B.V., Groeneveld B.V.

Jan Michiel (J.M.) Hessels (1942)
Dutch nationality; male. Appointed in 2001; latest reappointment in 2005; next reappointment in 2009.
Profession: Company director.
Supervisory directorships:
Dutch stock listed companies: Euronext N.V. (Chairman), Royal Philips Electronics N.V., Fortis N.V.. Other: Amsterdam Schiphol Group N.V., Schiphol Area Development Company – SADC (Chairman), S.C. Johnson Europlant N.V. (Chairman).

Mr. Ruys as Chairman of the Executive Board. The Executive Board now consists of Messrs. Jean-François van Boxmeer, Marc Bolland and René Hooft Graafland.

At the same time an Executive Committee was established, comprising the members of the Executive Board, five Regional Presidents and five Group Directors. Information on the Executive Committee is included on page 16 of this annual report.

We thank Mr. Ruys for his great contribution to the development of the Company over 12 years, the last three of which as Chairman of the Executive Board. Similarly, we also thank Mr. Büche for his work with Brau Union for more than 30 years and for his eighteen months as a member of the Executive Board of Heineken N.V.

Articles of Association

The shareholders approved the proposal for the amendments of the Articles of Association on 20 April 2005. The amendments related mainly to the changes in Dutch Company Law and the Dutch Corporate Governance Code of 9 December 2003.

Corporate Governance

The separately published section of the annual report, the Comply or Explain report on the basis of the Dutch Corporate Governance Code of 9 December 2003, was discussed in the Annual General Meeting of Shareholders on 20 April 2005. The shareholders sanctioned the way Heineken deals with the Code and in particular the non-compliance with a limited number of best practice provisions, as a consequence of the special character of the Company. There has been no change in the way Heineken N.V. deals with the Code.

Consultation and decision-making

The Supervisory Board held eight joint meetings with the Executive Board. The items discussed in the meetings included recurring subjects, such as the Company's strategy, the financial position and results, the operating companies' policies and business plans, acquisitions, large investment proposals and management development. An extra meeting was held to discuss the proposals of the Executive Board to introduce the new management and operating structure.

The agenda also included subjects such as the review of completed investment plans, interest rate and exchange rate risks, the assessment of the organisational structure and effectiveness of the internal risk management and control systems and the governance structure of the Company. The external auditor attended the meeting in which the annual results were discussed.

* Where relevant to performance of the duties of the Supervisory Board.

Board memberships mentioned under 'Other' only list other major board memberships.

The Supervisory Board members do not hold shares in Heineken N.V.

Heineken N.V. endorses the principles of the Dutch Corporate Governance Code and applies virtually all best practice provisions.

A detailed overview on how Heineken applies the Code was given in the Comply or Explain report published in February 2005 available online at:

www.heinekeninternational.com

One meeting was held in Seville, Spain where the management team of Heineken España presented an overview of developments in Spain.

At one meeting, which was not attended by the Executive Board, the Supervisory Board discussed the functioning of the Executive Board and its members as well as the profile, composition and the functioning of the Supervisory Board and its members.

None of the members of the Supervisory Board were frequently absent. An absence of two times or more is considered frequent.

Independence
With regard to the independence of the Supervisory Board members, reference is made to the comments made regarding best practice provision III.2.2 of the Dutch Corporate Governance Code as contained in the 'Comply or Explain' report (21 February 2005).

Remuneration
The Annual General Meeting of Shareholders adopted on 20 April 2005 the remuneration policy for the Executive Board, as described in the annual report over the financial year 2004. There are no changes to the policy. Details of the policy and its implementation are described on page 56 of this report. The policy aims to ensure that highly qualified managers can be attracted and retained as members of the Executive Board. The package provides a strong focus on the strategic short-term and long-term performance of the Company and includes a base salary, a short-term incentive and a long-term incentive.

Pension arrangements
Last year, a review of the pensions of the Executive Board was announced. In 2005 the review took place and the Supervisory Board approved a new scheme. The details of the pension scheme are stated in the Remuneration Report on page 58 in this report.

Committees
The Supervisory Board has four committees, the Preparatory Committee, the Audit Committee, the Selection & Appointment Committee and the Remuneration Committee.

Preparatory Committee
Composition: Messrs. Van Lede (Chairman), Das and de Carvalho.

The Preparatory Committee met seven times. The committee prepares decision making by the Supervisory Board.



Information concerning the regulations for the Supervisory Board, the ownership structure of the Company and other information relating to the Dutch Corporate Governance Code can be found on the Company's website:

www.heinekeninternational.com

Audit Committee
Composition: Messrs. De Jong (Chairman), Risseeuw and Hessels.

The members collectively have the experience and financial expertise to supervise the financial statements and the risk profile of Heineken N.V. The Chairman of the Executive Board and the member of the Executive Board responsible for Finance and Control & Accounting attended all meetings, as well as the external auditor, the Director Group Control & Accounting and the Group Internal Auditor. The Audit Committee met three times to discuss the regular topics, such as the annual and half-year results, the risk profile and risk management, the report of the external auditor and the report from the Group Internal Auditor.

The functioning of the external auditor was discussed, based on an assessment conducted in the organisation, with the Chairman of the Supervisory Board and with the members of the Audit Committee. The outcome of that discussion was positive.

The external auditor was appointed in the Annual General Meeting of 2003 for a five-year period. Based on the outcome of the assessment, there is no reason to consider an early termination of the contract.

Selection & Appointment Committee
Composition: Messrs. Van Lede (Chairman), Das and de Carvalho.

The Selection & Appointment Committee met three times. In these meetings the composition of the Supervisory Board and the rotation schedule was discussed. Furthermore, the committee prepared the evaluation of the Executive Board and Supervisory Board for discussion in a full Supervisory Board meeting.

Remuneration Committee
Composition: Messrs. Das (Chairman), Van Lede and de Carvalho.

The Remuneration Committee met four times to discuss the target setting for the Short-Term and Long-Term Incentive Plans for the Executive Board and to discuss a revised pension policy for the members of the Executive Board.

Appreciation
The Supervisory Board would like to take this opportunity to express its gratitude to the Executive Board and all Heineken employees for their contribution and commitment during 2005.

Supervisory Board Heineken N.V.

Van Lede	de Carvalho
De Jong	Risseeuw
Das	Hessels

Amsterdam, 21 February 2006

2005 was a year in which we again achieved organic growth across all key metrics and a year in which we re-built the management structure of the Company in order to facilitate and accelerate growth.



For more than a century, two words 'growth' and 'performance' have defined our business. In 2005, we delivered on each of the commitments we made to our shareholders and other stakeholders. We did this through a continued focus on building our brands for the long term, by growing our position in the global beer market and by meeting our obligations as a global citizen.

Our performance in a difficult international trading environment was sound. Revenue rose by 7.3 percent to €10.8 billion, and EBIT beia (before exceptional items and amortisation of brands) remained €1.4 billion. Net profit beia grew by 4.6 percent and the organic net profit beia (before consolidation changes, exceptionals and currency effects) rose by 7.3 percent, ahead of the forecast announced in February 2005. Group volumes grew by 5.3 percent, driven by a positive organic performance of 1.8 percent (2 million hectolitres), the contribution of the new acquisitions, mainly in Russia, and the roll-out of the distribution agreement with FEMSA in the United States.

Heineken is the world's most successful, valuable and available international premium beer brand and it continues to attract consumers. Growing Heineken continues to be an important part of our strategy. In 2005, the Heineken premium brand grew 4.5 percent to 20 million hectolitres, and the Group's total sales volume grew 6.0 percent to 137 million hectolitres.

Despite these positive results, we are fully aware of the major challenges that this business faced during the year which hampered our growth: the sluggish economic growth in some key European markets which clearly affected the spending attitude of consumers in markets such as the Netherlands and France; the continued shift toward the off-trade, increasing price pressure from retailers; the mounting competition from wine and spirits and the competition for share of throat in the US beer market, driving fierce price competition amongst the national players.

On a global level, consolidation both in the brewing and retail sector and the growth of the premium segment, especially in mature markets, continued to play a role in the way we shape and run our business. Heineken is uniquely positioned to benefit from the development of the premium segment and – with 10 acquisitions and partnerships

Our performance

"Of the four key priorities for action, the first and most important is accelerating sustainable top-line growth.

We need to have the right balance of brands in each market and of course, the Heineken brand needs to shine brightly in every one of them. Our Building Winning Portfolios programme is key to this."

Jean-François van Boxmeer, Chairman/CEO of Heineken N.V.

Executive Board

Right: Jean-François van Boxmeer
Chairman/CEO

Centre: Marc Bolland
Member/COO

Left: René Hooft Graafland
Member/CFO

announced during the year – is actively participating in the beer industry consolidation. It is this balance between challenge and opportunity that led me, in my first three months as Chairman/CEO, to set out four priorities for action.

The first of these is to accelerate sustainable top-line growth. While we have grown our brands, we are not achieving the growth rates of the past, so we need to improve. We will continue to build our global portfolio based around the Heineken brand and supported by strong, relevant regional and local portfolios; we will further improve our focus on execution, particularly in the on-trade. At the beginning of 2005 we announced that we would invest an additional €100 million behind high impact marketing and innovation initiatives; this in helping us to maintain leadership of the industry in consumer-led innovation.

In this respect, 2005 was an important year for us. We launched DraughtKeg, the portable draught beer system, which allows consumers to experience a premium quality draught beer at virtually any drinking occasion. We see a genuine opportunity for this innovation to deliver strong, incremental, volume growth. It was also an important year for BeerTender. In the year under review we passed sales of 150,000 units and three million kegs in the Netherlands and we launched BeerTender in Austria in October. Our innovation initiatives will contribute to growth in our revenue for the years to come.


Heineken

Top-line growth

Priorities for improvements
We are working hard to minimise the cost of production and maximise the amount of cash available for investment. Heineken's Total Productive Management programme is helping to make this happen. Our Hunt for Cash programme will continue to deliver additional cash flow.



The second priority we have set is to accelerate efficiency and cost reduction. A Total Productive Management programme was started in 2005 with the aim of implementing first-time-right and zero-losses practices. The year 2005, though, saw an increase in the cost of our resources, and particularly in the cost of energy. In spite of higher energy costs, production costs lowered. We will have to meet this challenge through better purchasing and more economic use of energy. We will also have to increase the efficiency of our production network. So far, we have realised cost reductions and going forward we set ourselves new targets.

In the last 10 years, Heineken has ceased activities in more than 30 breweries, including three in 2005. Most of these closures have been in Europe. Cost-reduction plans completed in 2005 and those already running since 2003 will allow us to realise cost savings of €170 million, of which €55 million comes from the former Austrian-based Brau Union. The results of the drive for efficiency will enhance profitability and will partly be reinvested in order to boost further our top-line growth. But accelerated growth and efficiency can only happen if we commit to faster decision making and execution. That's why speed of implementation is our third priority.

Group beer volume
118.6 million hectolitres.

Heineken volume
23.5 million hectolitres.

Amstel volume
11.4 million hectolitres.


AMSTEL
BIER
Heineken
HEINEKEN LAGER BEER
PREMIUM QUALITY

Efficiency improvements

Portfolio reviews
Over the last two years, we have reviewed almost our entire portfolio of brands to identify those which are strategic and which truly create value. These are the winning brands in which we will invest time, energy and money.

Consumer-focused innovation
Consumer-focused innovation is at the heart of our plans to drive top-line growth. We constantly improve our offer, in the form of new products, such as light and specialty beers, as well as new draught beer systems such as DraughtKeg, BeerTender and XtremeDraught. For us innovation extends to packaging and, in 2005, even glassware.

Better execution in the on-trade
The future of our business lies in our ability to innovate and to demonstrate that the responsible consumption of beer is an enjoyable social activity. We therefore pay utmost attention to the quality and level of freshness of our brands, through the provision of improved draught beer and cooling systems coupled with an improved presentation to customers, through innovative glasses and packaging.

In this respect, the creation of our new streamlined management structure was just the first step. You will read more about our new top-management team later in the report.

The re-structured Executive Board and the new Executive Committee structure require, but also facilitate, greater empowerment and delegation. Ensuring that all of our people understand and take their personal responsibilities will be one of our key themes as we communicate with our people throughout 2006 and beyond. It is also one of the principles of our new performance management system.

Global consolidation and investing to meet the challenges with which we are faced require us to make choices. This is why our fourth priority is to focus on those markets where we believe we can win. Over time this will have an impact, both in terms of investment in our business and acquisition. During the year, this priority has been taking shape. We have clearly signalled our intent in Russia where we acquired six breweries, bringing the number of our production bases to ten. Russia is now our single biggest market by volume, overtaking the Spanish beer market, and we are in a strong number 3 position. Russia remains a reliable growth platform and is one of the most promising beer markets in the world.

You will also have seen us choosing to invest in the US beer market. This is a critical market for us, and restoring strong growth is high on our agenda. That's why we also decided to invest a substantial, additional amount to support the launch and roll-out of Heineken Premium Light® – the first true line extension in the history of the Heineken brand. The nation-wide launch of Heineken Premium Light, coupled with investment in innovation and packaging and our partnership with FEMSA are important elements in our commitment to re-establishing growth.

Looking internationally, we will focus on improving our performance. With our acquisitions we will focus on growth markets such as Asia and Russia. But we will not acquire businesses at any price. That never has been, nor will be, the way Heineken does business. 2006 will again be rich in challenges and opportunities, and we are fully committed to face the first and exploit the second in order to improve further our profitability, and to accelerate the growth of our leading brands.

Implementation speed

New top-management structure
Following years of significant growth, in 2005 Heineken created a new top-management structure that will drive and support our next phase of growth as a global organisation and that will facilitate faster decision making and implementation.

Five operating regions
To better align its operations and strategy, Heineken also announced the creation of five operating regions: Western Europe, Central and Eastern Europe, the Americas, Africa and the Middle East and Asia Pacific. Each region is headed by a Regional President.

Group Director roles
Heineken has strengthened its functional capabilities through the creation of new 'Group Director' roles with consolidated and clearly defined areas of responsibility.


TRADE
MARK
Heineken

Sustainable, long-term value creation for our shareholders will be the result and is our top priority for the coming years. With the introduction of a new senior management reward and remuneration policy, we have taken a big step towards improving the alignment of the business with the interests of shareholders.

In achieving sustainable growth, we remain fully committed to the responsible brewing, sales and marketing of our brands. Our society demands it from us and we demand it from our business. Our re-listing in the SAM Dow Jones Sustainability Index in 2005 expresses our commitment and intent to meet the obligations and responsibilities placed on companies like Heineken in the 21st century.

Finally, I am very grateful for the commitment, contribution and loyalty of our employees during the past year. We are confident that they will again fully contribute to the execution of the priorities we have set. I am looking forward to the challenge.

Jean-François van Boxmeer, Chairman/CEO
Amsterdam, 21 February 2006



Market opportunities

Russia: growing consumption
As part of Heineken's strategy, we balance a strong position in stable and profitable markets such as Europe and North America with a growing presence in rapidly expanding beer markets such as Russia.

In the developing beer markets of Central and Eastern Europe, beer consumption is growing. Increased consumption is driven by a growing population, an increase in personal income and spending and the shift from the consumption of traditional (hard) liquor to beer. Growth is coming from both the mainstream segments as well as the higher-priced premium and specialty segment.

14. Outlook 2006

This outlook 2006 provides further information on general developments in the international beer industry, their effects on Heineken's position, its profit forecast and its capital investments.

General
Heineken expects the world beer consumption to grow by about 2 percent. This growth will mostly be realised in the emerging beer markets. A possible improvement of the economic situation in Europe would have a positive effect on the beer consumption in this region. The premium segment of the world beer market will continue to grow at a faster pace in emerging beer markets as well as in mature markets, driving a substantial part of the profit growth in the world beer market.

Heineken has expanded its position in emerging beer markets to profit from the first development onwards. The Company is well positioned with its flagship Heineken brand to capture a substantial part of the world-wide increase of premium beer consumption, contributing to the improvement of sales mix and margin. Brand portfolio reviews that will identify growth opportunities and select the strongest brands, and cost savings in production, distribution and in other areas of the business will add to the profit growth of the Company. Additionally, new marketing initiatives and global innovation programmes will fuel growth of our key brands, further improving profitability.

Uncertainties remain in the field of retail wars and retail consolidation and government actions in the form of excise duty increases, advertising limitations and smoking bans in the on-trade. In the short term the latter-mentioned developments can have a disruptive effect on the beer market and our sales volume.

Full-year profit outlook 2006
The world beer market continues to grow. The premium segment is expected to grow at a rate that is twice as high as that of the overall beer market. In particular the Heineken® brand will benefit from this trend, fuelling the growth of profitability through a better sales mix and higher volumes. Brand portfolio reviews will lead to a stronger offering to consumers and a more focussed spend of marketing resources. Innovations in packaging and products will increase the attractiveness of Heineken's brand portfolio for both the trade and consumers. These actions will drive volume, improve the sales mix and strengthen the ability to achieve better selling prices.

The introduction of Heineken Premium Light® in the USA will contribute to the growth of earnings from 2008 onwards. The investment in the brand's introduction are expected to have a negative impact on EBIT in 2006 of approximately €25 million and in 2007 the new product will be EBIT neutral.



Heineken is targetting €200 million of annual cost reductions by 2008 through efficiency improvements, with the bulk of the cost savings materialising in 2007 and 2008.

The increased oil price will have an effect on the costs of energy, transportation and packaging material. Based on the current trading environment, it is expected that only part of these higher input cost can be passed on to the consumer.

The integration activities in Russia are well underway. For 2006, the rationalisation of the brand portfolio will have a dampening effect on beer volume, whilst integration costs will also put temporary pressure on the results in Russia.

Based on the above Heineken does not expect organic growth in net profit in 2006 to exceed mid-single digits.

Heineken's long-term profit forecast is positive as a result of the strength of its brand portfolio, its consistent and intensified spend on innovation and on Heineken, its strong distribution structure, and the focus on efficiency improvements.

Capital investments

Investments in property, plant and equipment in 2006 are expected to total around €875 million, of which about €269 million relates to replacement of brewing equipment. In 2006, the construction of the new brewery in Seville, Spain accounts for a capital expenditure of €110 million. In principle the investments will be financed from cash flow, supplemented where necessary with available credit facilities.

Heineken will relentlessly pursue further cost savings and efficiency gains, in particular in Europe but also in other regions of the world. Therefore Heineken expects that, on a like-for-like basis, the reduction in the number of employees will continue.



16. Executive Committee

The three members of the Executive Board, the five Regional Presidents and five Group Directors together form the Executive Committee. The Executive Committee supports the development of policies and ensures the alignment and implementation of key priorities and strategies across the organisation.



8.
2.
10.
12.
6.
1.

1. Jean-François van Boxmeer (1961)
Chairman Executive Board/CEO
Belgian nationality; 2001 appointed member of the Executive Board; 2005 (1 October) Chairman of the Executive Board/CEO. Joined Heineken in 1984 and has held various positions inside and outside the Netherlands. Areas of responsibility: Group Human Resources, Group Corporate Relations, Group Supply Chain, Group Commerce, Group Legal Affairs, Group Internal Audit.

2. René Hooft Graafland (1955)
Member Executive Board/CFO
Dutch nationality; 2002 member of the Executive Board; 2005 member of the Executive Board/CFO. Joined Heineken in 1981 and has held various positions inside and outside the Netherlands. Areas of responsibility: Group Control & Accounting, Group Finance, Group Business Development, Group IT. Supervisory directorships: McGregor Fashion Group N.V., Netherlands.

3. Marc Bolland (1959)
Member of the Executive Board/COO
Dutch nationality; 2001 member of the Executive Board; 2005 member of the Executive Board/COO. Joined Heineken in 1986 and has held various positions inside and outside the Netherlands. Areas of responsibility: Western Europe, Central & Eastern Europe, Africa & Middle East, Americas, Asia Pacific. Supervisory directorships: Manpower Inc., USA.

4. Didier Debrosse (1956)
Regional President Western Europe
French nationality; joined Heineken in France in 1997 as Sales and Marketing manager and was later appointed General Manager of Brasseries Heineken. In 2003 he became Managing Director of Heineken France. In October 2005 he was appointed Regional President.

5. Nico Nusmeier (1961)
Regional President Central and Eastern Europe
Dutch nationality; joined Heineken in 1985 as a management trainee and graduated as a master brewer in 1988. Since then he has held various management positions within Heineken in many parts of the world. In 2001 he was appointed President of the Management Board of Grupa Zywiec in Poland, and became Regional President in 2005.

6. Tom de Man (1948)
Regional President Africa and the Middle East
Dutch nationality; joined Heineken Technical Services in 1971. Following this, he held various management positions in Singapore, Korea, Japan, Nigeria and Italy. From 1992, he was the Production Policy & Control Director for the Group and in 2003 he was appointed Managing Director of Heineken's operations in Sub-Saharan Africa. He became Regional President in 2005.

7. Massimo von Wunster (1957)
Regional President Americas
Italian nationality; before joining Heineken in 1995 Massimo worked with Wunster Brewery, a family-owned brewery founded in 1879. He held various positions within Heineken's Italian organisation, before he was appointed Managing Director of Heineken Italia in 2001, after which he became Regional President in 2005.


9.
13.
3.
5.
11.
4.

8. Siep Hiemstra (1955)
Regional President Asia Pacific
Dutch nationality; joined Heineken in 1978 and worked in various commercial and logistic positions. In 1989 he was appointed Country Manager of Heineken Export based in Seoul, South Korea. Subsequently, he held various management positions in various countries including Papua New Guinea, Ile de la Réunion and Singapore. In 2001 he was appointed director of Heineken Technical Services and became Regional President in 2005.

9. Frans van der Minne (1948)
Group Human Resources Director
Dutch nationality; joined Heineken in 1975 in sales. He subsequently held a number of management positions in the export organisation in Singapore, Australia, Caribbean, Eastern Europe and Canada. In 1988 he was appointed general manager of Murphy Brewery in Ireland. In 1989 he was appointed director of Heineken Export and in 1999 he became cluster director of Central and Eastern Europe. He was appointed President of Heineken USA in 2000 and became Group Human Resources Director in 2005.

10. Marc Gross (1959)
Group Supply Chain Director
French nationality; joined Heineken in Greece in 1995. In 1999 he became Regional Technical Manager North, Central and Eastern Europe. In 2002 he became Managing Director of Heineken Netherlands Supply. Prior to joining Heineken, Marc held various management roles with international food and consumer businesses. He was appointed Group Supply Chain Director in 2005.

11. Peter van Campen (1964)
Group Commercial Director
Dutch nationality; joined Heineken in the Netherlands in 1992 and held various marketing positions. In 1996 he moved to Thailand as Marketing Manager with Thai Asia Pacific Breweries. He was appointed Strategy Development Manager for Heineken China in 1998 and Sales Director Retail for Heineken Brouwerijen in the Netherlands in 1999. In 2003 he was appointed Director Corporate Commercial Excellence and became Group Commerce Director in 2005.

12. Sean O'Neill (1963)
Group Corporate Relations Director
British nationality; joined Heineken in 2004 as Communication Director, following eight years in senior roles within the alcoholic beverages sector. Prior to this, he had spent seven years based in Australia, the Middle-East, Russia and the UK with a global communication and corporate affairs consultancy. In 2005 he was appointed Group Corporate Relations Director.

13. Floris van Woerkom (1963)
Group Control and Accounting Director
Dutch nationality; joined Heineken in 2005 as Group Control & Accounting Director, after having worked with Unilever for eighteen years, where he held various international positions including Finance Director in Mexico and regional Vice-President Finance in Latin America.

18. Brand performance

Our number one priority is to drive top-line growth through the creation of a global portfolio that combines the power of local and international brands and which has Heineken as the jewel in the crown.

The Heineken brand was once again the world's undisputed leader among international premium beers. Its brand value continues to rank highest among all international brewers. Nevertheless, we are fully committed to fuelling growth through constant innovation, customer focus and improving our presence in developing markets.

In 2005, the Heineken brand in the premium segment grew by 4.5 percent, despite the very challenging conditions in two of its key markets, France and the United States, showing strong growth in comparison with the 2004 performance.

Amstel, the third-largest international beer in Europe, is available in more than 90 markets worldwide. In addition to Amstel lager, we brew, market and distribute several Amstel beer propositions, including light beers, non-alcoholic and tastes tailored for regional markets. Amstel's positive overall performance was enhanced by rapid growth in African markets and in the Middle East. The relaunch of Amstel Light in the United States should bear fruit in 2006.

With more markets to follow in 2006, Amstel introduced its new premium quality Amstel beer proposition in Russia, based on the worldwide increasing consumer appreciation for more accessible beer tastes and tapping into the global trend of wellness and health awareness. This new premium quality full-strength Amstel beer has been developed, together with an iconic packaging and a distinctively new Amstel brand concept.

Among our portfolio of more than 170 international, regional and local beers, exceptional volume growth was posted by Ochota in Russia, Cristal® in Chile, Primus® in Congo and Tatra Pils® in Poland.

In 2005 we increased our spending in innovation and marketing in order to reinforce our brand portfolio and to address declining beer consumption in some Western European markets.

Among the investments was the renewal for a further three years of the UEFA Champions League. The Heineken brand has taken over the UEFA Champions League sponsorship from Amstel. We took the decision to switch sponsorship because the popularity of the UEFA Champions League soccer tournament has increased outside of Europe, particularly in the Asia Pacific and Latin America regions, and now better reflects the international premium image of Heineken.

A high-quality draught
BeerTender brings the enjoyment of a fresh Heineken draught beer to the homes of consumers: a unique technology that delivers the highest quality draught beer for regular home use.

The appliance keeps the compact 4-litre keg at the right temperature and in an optimal condition for a period of three weeks after the first beer has been draughted.

Since its introduction in the Netherlands, well over 150,000 BeerTender systems and 3 million kegs have been sold in the Netherlands. In October 2005 BeerTender was launched in Austria.


Heineken
Heineken

Another element of our investment in marketing is our groundbreaking Thirst global dance music contest, which entered its third year in 2005. This travelling music and DJ contest, which mixes the biggest names in dance music with the best local talent, visited 25 countries, helping to boost the image of Heineken among young adults.

Among the top innovations to the Heineken brand for 2006 will be the national launch in the United States of Heineken Premium Light in March 2006. Following a successful test marketing in four US cities in 2005, we will roll out the brand nation-wide with additional investments in a marketing campaign of USD 50 million.

Our portfolio of regional, national and local beers, which includes top regional performers such as Star, Cruzcampo and Zywiec, was strengthened with the addition of new tastes designed to meet the changing demand of consumers. In Poland, for instance, we launched Freeq®, a new sour cherry and raspberry flavoured beer.

In 2005 portfolio reviews were conducted in Austria, Spain, the USA, Russia, Italy and France as part of the Building Winning Portfolios programme. All of them gave direction to strengthen the portfolios with more focused segment strategies and defining the role of innovation to unlock further value and volume growth potential. Portfolio reviews also included a resource allocation review, a price and promotion review and a recommendation on brand and stock keeping unit (SKU) rationalisation.

Global breakdown of brands
In millions of hectolitres



●	Heineken	23.5	19.8%
●	Amstel	11.4	9.6%
○	Other	83.7	70.6%
	Total	118.6	100%

The newly developed Xtreme Draught® is the ultimate mobile 20-litre draught beer system, providing superior quality to our customers. Key features of the Xtreme Draught are its 'brandability', affordability and its ultimate user-friendliness as it is a no-cleaning installation that keeps beer in a good condition for a longer period of time. Xtreme Draught is expected to be launched in the summer of 2006.


Heineken

Heineken is Western Europe's leading brewer and the region is the biggest contributor to Group profitability thanks to the strong brand portfolio. Heineken is Europe's number one beer and Amstel is Europe's third.

Western Europe

Regional beer volume
In millions of hectolitres



2001 35.5
2002 33.9
2003 36.6
2004 32.5
2005 32.2

"We are working to improve organic growth by bolstering our winning portfolios and improving efficiency across the region through a more integrated approach. Our top priority is restoring growth to beer consumption by creating more opportunities for consumers to enjoy Heineken responsibly."

Didier Debrosse, President Heineken Western Europe

Revenues in Western Europe were up despite the challenging economic environment and declining on-trade consumption, particularly in France and the Netherlands. A positive showing in the Southern European markets and a satisfactory price mix, as we increased prices in most countries, increased total revenues by 0.7 percent. Corporate expenses are included in Western Europe.

On an organic basis, EBIT grew 0.9 percent thanks to our focus on top-line growth, achieved through a complete portfolio review and additional investments in innovation and marketing. EBIT (excluding corporate expenses) though fell due to exceptional costs related to efficiency improvement programmes. Cost control was improved, generating further efficiency gains in distribution and production.

Volumes decreased slightly in 2005 to 32.2 million hectolitres, as pressure from the Netherlands and France was balanced by growth in Spain and the UK. In the first half of the year in Italy, volumes grew slightly but weakened in the second half following the increase in excise duties.

Heineken brand volumes improved throughout the year to end in positive territory, showing the results of the work done in the second half to

Revenue
€5.4 billion

Operating profit
€456 million

Heineken volume in premium segment
6.7 million hectolitres

Regional beer volume
32.2 million hectolitres



PERFECT DRAUGHT BEER WHEREVER YOU ARE
Heineken

DraughtKeg
A highly innovative Heineken product, which has been developed for consumers to easily share and enjoy a quality draught beer indoors or outdoors.

boost our leading brand in some important markets, including France. On the other hand, volumes of the Amstel brand were slightly lower at year end, despite growth in the Netherlands.

In some Western European markets, the increasing importance of the off-trade and the switch to lower-priced beers is pressuring pricing. We are countering the trends by improving our offer to consumers and by increasing investments in marketing.

To improve our offer to consumers we created new products, focused our execution in the on-trade, invested substantially in refrigerators and improved our offering of cold beer in the on- and off-trade in most Southern European countries.

We have also accelerated the roll out of various draught beer systems, such as XtremeDraught, and the DraughtKeg. BeerTender, a home-draught system for daily use was introduced in 2003 in Switzerland, in 2004 in the Dutch market and in 2005 in Austria, with great success.

We are also working to bolster the image of beer as the right beverage for more occasions by supporting entrepreneurs who are creating high-profile showcases for our products in the on-trade and by investing in new entertainment and cultural projects. These include Valencia's Greenspace event, a unique fusion of music, film, design and creative energy, and La Culture Bière in Paris, a vibrant, gastronomic and retail experience dedicated to the celebration of beer.

In the existing competitive environment it is crucial to improve the efficiency of our operations. In 2005, we focused our efforts mainly on the production in France, Italy and Spain. In addition, we have conducted benchmarking initiatives in distribution to determine what restructuring measures might be needed and to help us in establishing best practice and driving performance.

In 2006, we will continue to drive our cost reduction programmes, while improving organic growth and price and sales mix. The impact of restructuring and additional marketing efforts should help in supporting top-line growth and improving profitability in the long term.


Heineken
Heineken

Galaxy glasses
Innovation to drive growth extends even to glassware. In the Netherlands, Heineken introduced the new 'Galaxy' glass for the on-trade. The new glass better supports a perfect draught beer and is stronger and stacks more easily.


Heineken Honcho
bij zon een handdoek, bij regen een poncho

Heineken Honcho
Creating a talked-about promotional give-away is a successful way to draw attention and create a positive response. Heineken in the Netherlands introduced a multi-functional promotional item, the Heineken Honcho, that can be used in both rain and sunshine. The promotional campaign resulted in a 5 percent increase in Heineken's market share of the canned beer market and a sell-out of all in-store promotional packages.

Netherlands

Total beer volume	5.8 million hectolitres
Market share	50 percent
Market position	1st

The Dutch market was affected by soft consumer demand and pressure in the on-trade. Still, Heineken Nederland improved pricing, almost offsetting the impact of the volume decrease in revenue. However, as a result of additional marketing investments, EBIT fell compared to the year before. Market share of Heineken Nederland remained stable at 50 percent.

Both Amstel and Brand® performed well while the Heineken brand was more affected by pressure in the on-trade and the price increase in the off-trade.

During 2005, we successfully completed the €35-million cost reduction programme, launched in 2003. Further initiatives to improve efficiency in the Netherlands are underway.

We are pleased with the performance of both the BeerTender, whose development was boosted by the addition of two brands, Amstel and Brand, and the Heineken DraughtKeg, introduced in the market in December with the improved five litre version. Vrumona, our soft drink business in the Netherlands, grew its volume versus last year.

Heineken Nederland, among some other brewers operating in the Netherlands, received a statement of objections from the European Commission, claiming that these brewers entered into concerted practices restricting competition in the Dutch market in the period 1995-1999. Heineken is challenging the allegations of the European Commission and submitted its defence on 24 November 2005.

Spain

Total beer volume	10.9 million hectolitres
Market share	30 percent
Market position	1st

Heineken España substantially increased revenues and EBIT thanks to a combination of significant price and sales mix improvement and volume growth. Strict cost control also contributed to the important increase in profitability. All brands posted strong growth, especially Heineken, which grew 6.6 percent and Buckler®, our alcohol-free beer, which grew 9.4 percent. The market share of Heineken España slightly decreased, due to our


DESPERADOS
TEQUILA



Greenspace
Heineken invites consumers into the Heineken Greenspace – a venue where they experience a unique creative fusion of music, film and design and the creative energy that makes up the World of Heineken. The first event of this kind was held in Valencia.



UEFA Champions League
As part of the additional €100 million marketing investment announced at the start of 2005, Heineken extended the sponsorship of the UEFA Champions League for a further 3 years. With over 4 billion viewers per season in 227 nations around the world, this premier sporting event has become truly global and fits perfectly with the Heineken brand, which is the world's most international premium beer.

decision not to participate in the low-priced segment and the retailer price war in the off-trade.

The announced construction of the new brewery in Seville with a capacity of 4.5 million hectolitres, is proceeding according to plan. The new bottling hall will come on-stream in 2007 and the brewery will be fully operational in early 2008, leading to substantial increases in efficiency. During the year we took a €69-million one-off charge related to the closure of the old brewery and associated personnel reduction.

France

Total beer volume	6.8 million hectolitres
Market share	31 percent
Market position	2nd

The French market is challenging for all brewers, as a result of weak consumer demand and pressure in the off-trade. Heineken France, however, resisted the trend towards huge discounting and limited the impact on its revenues. Beer volumes were down 3.7 percent in 2005, but the Heineken brand posted an outstanding 4.8 percent growth, gaining market share in its segment and improving the sales mix.

EBIT beia improved as a result of a better sales mix and cost reductions in France. Specifically, we reduced personnel in France.

During the year, we launched a number of innovations, including several new, flavoured beers such as Desperados Mas, Isla Verde and Panach' Vanille. We launched the Heineken DraughtKeg, the portable five litre draught beer system, in April and it was received well by consumers.

Italy

Total beer volume	5.7 million hectolitres
Market share	33 percent
Market position	1st

Volumes in the Italian market were slightly down due to the increases in beer excise duty. As a result of the economic stagnation, consumption decreased in the on-trade, while low price German beers gained ground.

Heineken Italia continued to invest in its key brands and did not participate in the low prices segment, causing a slight reduction of its market share. Heineken brand volume remained stable. Birra Moretti, the key mainstream brand, grew, reaching



Culture Bière
A vibrant gastronomic and retail experience which allows consumers to celebrate all that is good about beer.

Located on the Champs Elysées in Paris, the experience has been designed in such a way that customers can discover for themselves any aspect relating to beer.


AMSTEL
BIER
Brand
PILSENER

Seasonal
In addition to the three pilsner brands, Heineken, Amstel and Brand, two seasonal brands were introduced in the Netherlands to meet the demand of the Dutch consumer: Amstel Bock® and Wieckse Witte®.

a volume of 2 million hectolitres (including export) for the first time.

Overall, the brewing business of Heineken Italia achieved a modest increase in EBIT, but this was offset by a lower EBIT in the wholesale business, resulting in a lower EBIT in total.

As part of our cost savings plan for Western Europe, Heineken Italia has ceased the production in a brewery in the north-east of the country, shifting production to another location within Italy. The efforts to reduce costs in the wholesale business produced good results in 2005 and will continue in 2006.

Other countries
In the United Kingdom the repositioning programme of the Heineken brand started in 2002 is on track. We are pleased with our volume growth of almost 30 percent. As previously announced, we do not expect the UK operations to break even in the short term.


QUALITÀ E TRADIZIONE
BIRRAMORETTI

Central and Eastern Europe is Heineken's largest region by volume and has huge growth potential. Many markets are benefiting from further integration within the EU and the Heineken brand is benefiting from the increased popularity of premium beers.

Central and Eastern Europe

Regional beer volume
In millions of hectolitres



2001 19.9
2002 24.0
2003 28.7
2004 42.6
2005 45.5

"The Heineken story in most of the Central and Eastern European region is one of growth. We continue to strengthen our brands in key markets such as Russia and Poland. We work hard to cut costs in more mature markets such as Germany and Greece."

Nico Nusmeier, President Heineken Central and Eastern Europe

As a result of the new management structure and the creation of operating regions, this region now also includes Germany and Greece, which were previously reported in Western Europe.

Revenues in the region grew on the back of higher prices, a positive foreign exchange contribution and the consolidation of recent acquisitions in Russia and Germany. The positive outlook on beer consumption in the region is a direct result of the economic growth in Central and Eastern Europe, coupled with a clear shift from vodka and hard liquors in favour of beers. Heineken's successful work on brand building further boosts those positive external trends.

The region's EBIT was equally satisfactory, growing 16 percent, reaching a margin of 11 percent, mainly due to a successful pricing policy and continuous focus on cost control. Volumes fell slightly due to the challenging environments in some countries, such as Austria, Slovakia, Romania and Bulgaria. The beer market in these countries was also hurt by bad summer weather and in some cases by significant rises in excise duties. On the other hand, volumes of the Heineken brand grew strongly, rising 6.2 percent to 1.9 million hectolitres.



Revenue
€2.8 billion

Operating profit
€290 million

Heineken volume in premium segment
1.9 million hectolitres

Regional beer volume
45.5 million hectolitres

In Central and Eastern Europe, brand portfolio reviews have already begun to show good results especially in Poland, Hungary and Romania. In addition to Heineken, other brands in the premium and mainstream segments, such as Zywiec and Specjal® in Poland and Soproni® in Hungary, also performed strongly.

A special feature of this region is the strong growth of beer in 'Top Star' PET bottles, which now represents 30 percent or more of the market in some countries. To capitalise on this trend, we are rolling out our full range of products across the countries in this form of packaging. Exploiting our leading edge for innovation in draught beer systems, we introduced the BeerTender in Austria in 2005 and are planning further launches in other markets. On the distribution side, we carried out an extensive study, benchmarking best practices across countries. The results of these are now being implemented on a larger scale.

On the cost side and in the context of the integration of the former BBAG group, we achieved annualised recurring savings of €55 million in 2005, up from €26 million in 2004. This is fully in line with our target to deliver €80 million synergies before taxation by the end of 2007 in the former BBAG area.

In Russia we reached a milestone with the acquisition of four brewers adding a total of six breweries to our operations. These were Baikal Brewery (Irkutsk), Stepan Razin Brewery (St. Petersburg), Patra Brewery (Yekaterinburg) and Ivan Taranov (Kaliningrad, Novotroitsk and Chabarovsk). Russia is now our largest operation by volume, totalling 12 million hectolitres, making us the third strongest player in the market with a market share of 14 percent.

Our top priority for 2006 is the integration of the existing operations and their further improvement. The implementation of the brand portfolio review, the focus on premium brands and the achievement of the expected synergies in production and distribution should allow us to extract additional value both in Europe and in our Russian operations.


Heineken
Zipfer
Urtyp
Gösser
KRUPS

BeerTender in Austria
BeerTender was successfully launched in Austria in October 2005 to a positive consumer response.

Austrian consumers can now choose from three premium brands: Heineken, Zipfer Urtyp® and Gösser Märzen®. The 4-litre kegs of these brands are available from food retailers.

Poland	
Total beer volume	10.2 million hectolitres
Market share	33 percent
Market position	2nd

Profitability was higher than last year thanks to better pricing and sales mix and improved cost structure. Volumes were stable in spite of the shrinking strong beer segment and the discontinuation of some unprofitable brands. However, volume growth was lower than growth overall in the beer market.

Heineken brand volume was affected by increased competition in its segment but remains the leader in the international premium segment. The Zywiec brand maintains its market share and is the leader in the national premium segment. The volume of Tatra Pils® increased strongly. The Warka® brand went through an extensive rebranding process in the second quarter of the year. The first results are encouraging.

In 2005 we successfully introduced a new fruit-flavoured beer, Freeq, which appeals to the growing segment of drinkers, who like sweet-tasting beer.

Russia	
Total beer volume	7.2 million hectolitres
Market share	8 percent
Market position	3rd

Revenue of our Russian operation increased by 50 percent, thanks mainly to the first-time consolidation of the breweries acquired in 2005. EBIT remained stable, as a result of lower margins and integration costs for the new breweries. Market share in Russia increased.

Our top-performing brands were Heineken and the mainstream Ochota brand, which grew 13 percent to 2.6 million hectoliters. Volumes of Botchkarov® fell in the first half, but stabilised following a re-launch in June. The breweries acquired in 2005 – Patra, Stepan Razin and Baikal – were consolidated for the first time in the second half of 2005.

In 2006 we will focus on integration and cost control and we will perform a complete review of the brand portfolio of our Russian operation. The launch of Amstel, at the end of 2005, is a first example of our efforts to strengthen the portfolio.

Russian acquisitions
In Russia we accomplished a milestone with the acquisition in 2005 of four brewers, adding a total of six breweries to our operations in Russia. These were Baikal Brewery in Irkutsk, Stepan Razin Brewery in St. Petersburg, Patra Brewery in Yekaterinburg and Ivan Taranov in Kaliningrad, Novotroitsk and Chabarovsk.


ПАТРА
ПАТРА
Пиво Патра.
просто закачаешься

Germany

Total beer volume	8.7 million hectolitres
Market share	9 percent
Market position	4th

Revenue of our operation in Germany, also grew thanks to the first time consolidation of Fürstlich Fürstenbergische Brauerei, Brauerei Hoepfner and Würzburger Hofbräu. Good top-line growth coupled with cost control contributed positively to the EBIT growth of our BrauHolding International joint venture with Schörghuber. Market share in Germany increased.

Germany remains a fragmented and regional market. Through subsidiaries of our joint venture Brau Holding International, during 2005 two brewers have been acquired in the southern area of Bavaria. The aim for consolidation and for margin improvement in the region remains important, as well as the effort in supporting top-line growth.

Austria

Total beer volume	4.6 million hectolitres
Market share	52 percent
Market position	1st

Revenue was slightly up in 2005, as a result of a positive price and sales mix effect, which offset volume weakness caused by a decline in the on-trade market. EBIT, on an organic basis, grew as a result of improvement of pricing and sales mix and cost reductions.

The Heineken brand, however, grew 48.3 percent albeit from a low base. In 2006 we will brew Heineken locally, we will also distribute it in a 50cl bottle version.

Other local brands such as Puntigamer® and Zipfer were affected in the on-trade and as a result of bad weather conditions during the summer. In 2005 we introduced the BeerTender to positive reaction of the Austrian consumer.

Heineken's innovative draught beer system, David, has achieved another milestone with the sale of more than 50,000 installations across the globe in 2005. David installations have been supplied to 63 markets with more than 25 brands internationally. We achieved volume increase for David of 40 percent, which will add to top-line growth.


Heineken
Heineken


TRADE
MARK
Heineken

Greece

Total beer volume	3.2 million hectolitres
Market share	82 percent
Market position	1st

Revenues grew mainly thanks to a better price and sales mix, despite lower volumes. Athenian Brewery posted significant gains in EBIT thanks to more effective spending and cost reductions. Market share in Greece is under pressure. Both the volumes of Heineken and the Amstel brand were affected by the 2005 price increase. With 2.2 million hectolitres sold in 2005 (including export), Greece is the second-largest market for Amstel.

We are driving revenue growth with the introduction of new packaging as well as the roll-out of our Sub-Zero Coolers, ensuring that beer is served at the extra-cold temperature in the on- and off-trade. We improved the Amstel brand profile with the sponsorship of the Greek premier football league and the Eurovision song contest.

Other countries

In Hungary cost savings together with the re-launch of our major mainstream brand Soproni and a new management structure contributed significantly to a better operating performance, despite the persisting pressure coming from low-priced German imports and local price competition.

In Romania, a better pricing and an improved sales mix drove performance gains, despite the challenging market environment.

In Bulgaria, beer consumption was hit by an increase in excise duties.

In December 2005, Heineken in Russia introduced premium quality Amstel. This quality Amstel delivers full-strength alcohol, but with an accessible, crisp taste, with the added bonus of significantly lower carbohydrates and calories when compared to other full-strength beers.

The launch of this version of Amstel reaches out to health-conscious Russians. This is a unique beer for modern beer drinkers and is the first beer to enter the growing vitality market in Russia.

The brand was initially introduced in on- and off-trade outlets in Moscow and St. Petersburg and will be rolled out across the country in the course of 2006.


AMSTEL

The Americas remained one of our most profitable regions once again in 2005 thanks primarily to strong organic growth in Latin America, a sharper focus on our brands, and – in the Unites States – the distribution agreement with FEMSA and our excellent position in the imported beer segment.

Americas

Regional beer volume
In millions of hectolitres



2001 7.8
2002 8.4
2003 12.5
2004 14.5
2005 15.1

"The launch of Heineken Premium Light, the culmination of years of hard work and innovation, is poised to help Heineken penetrate the light segment with a premium proposition. Half of the US beer market today is represented by light beers."

Massimo von Wunster, President Heineken Americas

The Americas turned in double-digit percentage revenue growth, thanks to a strong volume performance in Chile and Argentina, as well as the roll-out of our distribution agreement with the Mexican brewer FEMSA for North America and the good performance in the Caribbean. In the US market, we sidestepped price wars and a positive price mix contributed to partially offset slightly lower volumes. Depletions – sales by distributors to retailers, which represent a reliable barometer of consumption – turned from negative to positive in the second half of 2005.

The region's EBIT fell 12 percent year-on-year despite the strong volume growth in Latin America and the positive contribution of the FEMSA agreement and better results in the Caribbean were offset by a €67 million negative foreign exchange impact. At an organic level, additional spending in marketing and innovation, which is expected to boost top-line growth in the future, held the EBIT growth back.

In terms of regional beer volume, the performance was lopsided. In Latin America, one of the fastest-growing regions, our volume surged organically by an impressive 8.7 percent to 6.9 million hectolitres.

Heineken brand volumes grew in Latin America, up 23 percent to 0.5 million hectolitres. In the

Revenue
€1.7 billion

Operating profit
€242 million

Heineken volume in premium segment
7.3 million hectolitres

Regional beer volume
15.1 million hectolitres



Heineken
PREMIUM LIGHT
LAGER BEER

North American market, including Canada, volumes were flat at 6.9 million hectolitres. Amstel Light volumes were under pressure, but the volume trend improved in the second half of the year thanks to a brand repositioning and a new targeted marketing campaign which both helped to address the issue.

Some trends have crystallised in the US beer market: first, the increasing competition of wine and spirits, secondly, the aggressive discounting by domestic brewers to face pressure on their volumes, and thirdly the move towards light beers as well as imported and specialty beers by consumers. We will exploit opportunities in the luxury segment of the light market and strengthen our market position in the premium import segment.

The new management team appointed during the year at our US operations is vigorously addressing the challenges of the market by bolstering our brand portfolio through the introduction of Heineken Premium Light Lager, as well as innovative packaging and draught beer systems.

Our goal for 2006 is to consolidate our position in the US market and to fully exploit the potential of the expanding import and light beer segments. The launch of Heineken Premium Light will be supported by additional marketing campaigns.

United States	
Total beer volume	6.9 million hectolitres
Market share*	30.3 percent
Market position*	2nd

*Imported beer segment

Revenues increased by 12.4 percent, whereas EBIT fell as a result of the negative exchange rate effect and higher marketing and packaging costs. The currency impact cut €67.3 million from EBIT. However, a positive price mix and the first-time consolidation of the distribution agreement with FEMSA, boosted EBIT. The USA is one of the biggest contributors to Heineken's profit and the profitability per hectolitres in euros remains high. Market share of Heineken in the USA in its import segment decreased.

Total beer volumes (including Canada) edged slightly up to 19,000 hectolitres year-on-year. Total depletions – sales by distributors to retailers – were almost flat.

Depletions of the Heineken brand rose though. The Heineken brand performance varied across the regions: good results were recorded mainly in the Southern and Western regions, while the pressure, especially on prices, remained high in the Northeast.



Heineken

Heineken USA, the nation's largest beer importer, has been a proud sponsor of the US Open for the past 13 years. Heineken's distinction as exclusive beer sponsor of the annual tournament includes on-court and off-court signage and the Red Star Café where tennis fans can enjoy a Heineken or Amstel Light while viewing matches on closed-circuit TVs. In 2005, Heineken once again presented the Heineken Star Award, honouring the all-time greatest moments in the US Open's history, while raising funds for charitable organisations.

A top priority in the US is the boosting of the growth of the Heineken brand. In this context we increased our focus on new campaigns, and we introduced the 'clear plastic label', which was well received by consumers.

As from March 2006 we will introduce a unique line extension – Heineken Premium Light. This beer combines a distinctive taste with lower alcohol content, fewer calories and carbohydrates, and will be positioned in the luxury segment of the light market. This light market represents half of the total US market and is still growing.

A very important and successful development for Heineken this year is the distribution agreement with FEMSA. For a three-year period starting in 2005, we are the exclusive national importer, marketer and seller of the brands Tecate®, Dos Equis®, Sol®, Carta Blanca® and Bohemia®. Sales volumes of FEMSA brands added 2.2 million hectolitres to our volume, further improving and completing our portfolio across the US.

Heineken USA and Heineken N.V. (and in certain cases other Heineken companies and Heineken Holding N.V.) have been named as defendants in purported 'class action' lawsuits filed in nine states. The lawsuits claim that Heineken companies, along with other producers and distributors of alcohol beverages, have unlawfully advertised and marketed products to underage people. Heineken is defending vigorously against these accusations as Heineken companies advertise and market their products lawfully to people of legal drinking age.

In 2005, two of the lawsuits were dismissed: the court in the lawsuit pending in the State of Colorado dismissed that case, although the plaintiffs have appealed that ruling, and the plaintiff himself voluntarily dismissed the lawsuit he brought in the State of Florida. Heineken has filed, or will be filing in 2006, motions to dismiss all cases at the initial pleading stage.



In terms of brands, Heineken posted positive growth across the Caribbean region and remains the most widely available beer, with a strong position in each of 31 regional markets.

Chile and Argentina
Heineken operations in the area are conducted through a 50 percent share in IRSA, a joint venture controlling 64 percent of Compania Cervecerias Unidas (CCU), Chile's top brewer, which also owns a solid second market position in Argentina.

In 2005 revenue, including soft drinks, increased by 28.3 percent as a result of both a positive volume growth and an improving price and sales mix effect. EBIT also grew as a result of stronger revenues and a positive exchange rate effect.

In Chile, beer volumes rose by half a million hectolitres boosted by a temporary price reduction in May.

All CCU brands developed positively during the year with the Heineken brand recording a impressive 22 percent surge and Cristal growing by 8 percent.

CCU also produces and sells soft drinks in the region, with satisfactory results in 2005.

Caribbean
Heineken operations in the area were good, both in terms of revenues and EBIT. The positive price and sales mix was able to offset currency pressure at the EBIT level, and the solid execution of the regional strategy contributed positively to the organic volume growth.

In terms of brands, Heineken posted positive growth across the region and remains the most widely available beer in the Caribbean, with a strong position in each of 31 regional markets.

We closed the brewery in Curaçao.


Bohemia
Sol
TECATE
IMPORTED

Our portfolio in the USA has expanded with the addition of the premium and specialty brands of FEMSA.

These brands add about 2.2 million hectoliters to the Company's volumes in the USA.

Thanks to a better economic environment and our improved execution throughout Africa and the Middle East region, the popularity of regional and Heineken brands is growing rapidly. We have a long history in this fast-growing region, which stretches from South Africa to Lebanon.

Africa and the Middle East

Regional beer volume
In millions of hectolitres


2001
9.9
2002
10.6
2003
12.7
2004
13.5
2005
15.0

"Revenue and EBIT performance is strong thanks to commercial excellence, cost reduction programmes, better distribution and more training for our staff."

Tom de Man, President Heineken Africa and the Middle East

Revenues grew by 18 percent in 2005, although the performance across markets varied, with strong results in Nigeria and Central Africa balanced by some weakness in the Middle East. Most of the strong performance was due to better pricing and improved sales mix. Consolidated Breweries in Nigeria was consolidated for the first time in 2005.

EBIT increased as a result of the pricing policy and the effects of the restructuring carried out in the last few years. This year the Africa region improved significantly its contribution to EBIT.

Regional beer volume rose to 15.0 million hectoliters. The Heineken brand grew more than 8 percent to 921,000 hectoliters and Amstel volumes grew 26 percent (to over 2.4 million hectoliters). Volumes of the Star brand were negatively impacted by a price increase during the first half of the year, although the move helped to drive growth in the Company's profitability. The Fayrouz® brand (a popular malt beverage without alcohol, available mainly in the Middle East region) posted growth in excess of 26 percent in Egypt, thanks to an innovative new advertising campaign and the introduction of new packaging formats.

Revenue
€1.1 billion

Operating profit
€196 million

Heineken volume in premium segment
0.9 million hectolitres

Regional beer volume
15.0 million hectolitres

The recent peace process in the centre of Africa is providing stability, and there were significant new infrastructure investments in the Democratic Republic of Congo, Burundi and the Republic of Congo. Our operations in those countries benefited from this: in 2005 we re-opened a brewery that had been mothballed almost a decade ago in the Democratic Republic of Congo and we built up a new bottling line in Burundi to meet rising demand.

Our top accomplishments in the region in 2005 were the complete review of our brand portfolio (with a repositioning of some brands), and the achievement of efficiencies in production, especially in Nigeria.

During the year, we successfully introduced DraughtKeg in South Africa and the Republic of Congo, La Réunion, Gabon, Sierra Leone, Guinea and Benin. 2005 was the first full operational year for Brandhouse, our sales and distribution joint venture with Diageo and Namibian Breweries in South Africa, which performed satisfactorily. Heineken has also increased our commitment to the Middle East region. We converted our stake in Tempo, Israel, into a joint venture and extended the presence of our brands throughout North Africa.

In December 2005 a shooting incident took place on the island of La Réunion during the Heineken Christmas party. The whole of the Heineken business was saddened by the death of Frank Stultjens, Finance Director of Brasseries de Bourbon, who lost his life due to serious injuries incurred during this incident. In him we have lost a committed and social employee, whose genuine, positive and dedicated personality we shall always remember with great respect.

Nigeria

Total beer volume	5.4 million hectolitres
Market share	60 percent
Market position	1st

Thanks to the initiatives taken on the basis of a brand portfolio review in Nigeria and two price increases in 2004, we saw significant growth in both revenues and EBIT. As a result of the price increases, volumes fell by 5 percent, although the better price mix more than compensated for this. Revenues grew by 11.4 percent, while EBIT improved substantially year-on-year. EBIT was also boosted by the reorganisation of the breweries, which now have a more flexible cost structure. Volumes of our mainstream brand, Star fell as a result of the price increases.



In 2005 we consolidated our 50.05 percent stake in Consolidated Breweries. Consolidated Breweries sold 0.8 million hectolitres and operates mainly in the low-cost and standard beer segment.

Egypt	
Total beer volume	1.0 million hectolitres
Market share	99 percent
Market position	1st

Revenues were up more than 26 percent, thanks to strong total beer volume growth of 11 percent. An unfavourable product mix and the write-off of fixed assets hit EBIT however. Heineken volume grew by 38 percent to 44,700 hectolitres.

The Fayrouz brand, the alcohol-free malt beverage produced and sold throughout the Middle East, posted a good performance, up 26.3 percent to 660,800 hectolitres, and will be introduced in new markets.

A new marketing campaign was launched to improve brand awareness and to support its full product range.

The Fayrouz brand has done well after the introduction of new packaging, including family size bottles, cans and PET bottles. The performance of the soft drink unit of Al Ahram was also strong, with volumes up 30 percent year on year, for a total of roughly 835,000 hectolitres sold. The wine division posted a small rise in sales.

Fayrouz is a premium and contemporary soft drink, which meets the lifestyle needs of the non-alcoholic market. Furthermore, Fayrouz is certified halal. The production process avoids fermentation, so no alcohol is ever produced. With most other non-alcoholic beverages, the malt is fermented and the alcohol is removed. Fayrouz is available in different flavours, such as Apple, Mango, Raspberry and Pear.

Heineken Music
A platform of events that connect young adults globally to music in ways that are unique and aspirational. Thirst brings this to life. It is a global groundbreaking dance music tour that mixes the biggest names in dance music with best local talent in a DJ/talent competition. In 2005, the event visited cities in more than 25 countries, spanning five continents. Here, the famous international DJ Roger Sanchez at work during a Thirst event in Egypt.


Heineken music

Heineken has always been committed to the region through its partnership with Fraser and Neave. We remain committed to increase our share of the regional profit pool. We will also continue our strategy of selective acquisitions in our Asia Pacific region.

Asia Pacific

Regional beer volume
In millions of hectolitres



2001
7.8
2002
8.0
2003
8.4
2004
9.5
2005
10.8

"We have always been committed to the region for the long-term. Our aim is to significantly increase our share of the rapidly growing regional profit pool."

Siep Hiemstra, President Heineken Asia Pacific

Nearly 75 years ago, Heineken formed a partnership with Fraser and Neave to build its Asian business. Today, thanks to the success of our joint venture, Asia Pacific Breweries, Heineken's key investment vehicle in Asia Pacific, we have a strong presence across the Asia Pacific region. We are well-placed to capitalise on the region's considerable growth opportunities.

Elsewhere, partnerships with Kirin in Japan and Lion Nathan in Australia give us footholds in significant, mature profit pools. The regional picture is completed by wholly-owned operations in Indonesia and New Caledonia and export of the Heineken brand to markets such as Taiwan, Hong Kong and South Korea.

Our aim is to significantly increase our share of the rapidly growing regional profit pool. We will do this by building a winning regional brand portfolio and growing our business through selective, value-creating acquisitions. Our regional portfolio approach is focused on extending the Heineken brand's leadership of the international premium beer segment, building volume and value for Tiger, Asia's leading beer brand, and underpinning these two core brands with strong locally based portfolios in growth markets. Against all of these goals, we made good progress in 2005.

Revenue
€0.5 billion

Operating profit
€65 million

Heineken volume in premium segment
3.2 million hectolitres

Regional beer volume
10.8 million hectolitres

Revenues grew by 7 percent. Group volume grew by 13 percent to 10.8 million hectolitres and EBIT surged €2.9 million despite increased operating costs. This performance was largely due to strong performances by markets such as Indochina (Cambodia and Vietnam), New Zealand, Taiwan, Papua New Guinea, Australia and Indonesia.

In Cambodia and China we saw growth in excess of 20 percent and in Vietnam volumes showed double-digit growth. Trading was particularly strong in China, the world's largest beer market, in the first full operating year for Heineken-APB (China) Pte Ltd (Heineken-APB).

Growth of the Heineken brand, critical to our regional strategy, showed strong organic volume growth of more than 12 percent. This is the fastest growth of any of our regions. The Tiger brand reaffirmed its strong position in the market, despite aggressive competition.

The introduction of Cheers®, a new brand in the mainstream segment, in Thailand is a further step in the strengthening of our brand portfolio and demonstrates our increased focus on the high-growth mainstream segment in that country.

Consumer-focused innovation played an important role in the region's growth. Following the successful introduction of the Heineken DraughtKeg in Europe, the portable beer system was rolled out in almost all of the markets in Asia. We also introduced a new draught beer system for smaller outlets, in Australia, Thailand, Singapore, Malaysia and Vietnam, an advance which helps ensure the high quality of our beer.

We have also continued our strategy of selective acquisitions. In March, Heineken-APB acquired a 40 percent stake in Jiangsu DaFuHao Breweries Co, Ltd (DaFuHao), an important player in the key market of Jiangsu. DaFuHao owns four breweries with a total capacity of 3.5 million hectolitres in the Jiangsu province of China. It went on to acquire another 1-million hectolitre brewery in the Wujiang district in the same province. Heineken-APB controls a 21 percent stake in Kingway, the leading player in the Guandong province. In September, Asia Pacific Breweries acquired a 60 percent stake in a brewery in Sri Lanka and re-named it Asia Pacific Brewery (Lanka). It then went on to announce the construction of a new brewery in Mongolia due to be completed in 2007.


CHEERS
CHEERS
CHEERS

A new mainstream beer brand, Cheers, was launched in Thailand in October 2005. With an alcohol content of 5.6%, full flavour, smooth taste and moderate price, Cheers was designed to meet a specific customer demand. With the mainstream segment in Thailand showing growth, Cheers enables Heineken to tap into this opportunity and ensures our operation enhances profitability.


Heineken
就差這一味
開車不喝酒 安全有保障

Give-away promotions in the Chinese Channel are defined as effective volume drivers during peak seasons. In addition, the 'food' platform was further extended from traditional dining utensils in the consumer promotion. This strategy resulted in growth of availability and sales volume.



Singapore

Tiger continued to enjoy clear market leadership in Singapore while Heineken showed excellent growth as it drove the fast-developing international premium category. A strong multi-brand beer portfolio is integral to our success in this highly demanding, competitive and sophisticated market. Despite strong competition and the entry of several new brands, volume grew by 1 percent. New packaging for Heineken consumers, namely the Ito aluminium bottle found in premium bars and the 5 litre DraughtKeg, successfully retained the interest of many consumers.

Malaysia

EBIT grew by 3 percent despite weak consumer sentiment brought about by new excise duty increases that caused volume to decline by 5 percent. However, strong marketing strategies and campaigns as well as fresh new packaging have resulted in market share growth for our flagship brands namely Tiger and Heineken. Heineken is the undisputed leader in the premium segment while Tiger continued to outperform the market by maintaining close associations with music and football.

China

Revenues in China rose slightly as positive volume growth provided a good counterbalance against a negative trend in price mix. In China, the largest and one of the fastest-growing beer markets in the world in terms of volume, the organic growth of our portfolio was double-digit. The Heineken brand is particularly well-placed to grow market share in China as increasing prosperity is leading to more on-trade business and to a tendency towards trading up to premium brands. Tiger Crystal Lite®, a variant of Tiger that is specifically created for the China market, was launched in October 2004. As of the beginning of 2005, we operate in China uniquely through our 46.1 percent stake in Heineken-APB, which controls 13 breweries of which three are not yet operational.

Vietnam

In Vietnam, Heineken is the number one premium beer, showing double-digit growth in sales in the past 5 years thanks to strong marketing and a global brand reputation. Likewise, overall volumes grew by 11 percent, strongly supporting the top-line trend. With a brewery each entrenched in both the northern and southern parts of Vietnam, our brands are well-placed to meet the demands of the growing beer market.


Tiger
Tiger
Tiger

Our regional portfolio approach is focused on extending the Heineken brand's leadership of the international premium beer segment and building volume and value for Tiger, Asia's leading beer brand.

The Tiger brand reaffirmed its strong position in its market. It adds to a strong portfolio of beer brands in order to succeed in the world's most dynamic beer market.

To cater to increasing demand for our beers, the South Vietnam brewery will be expanded by 50 percent from 1.5 million hectoliters to 2.3 million hectoliters. Costing US$45 million, the expansion is the second since the original 500,000-hectolitre brewery began commercial operations in 1993.

Cambodia

The expanding Cambodian economy and robust beer market, that grew by an estimated 25 percent last year, drove an impressive growth. Volume grew 37 percent while all brands showed a double-digit growth resulting in our market share increasing to 55 percent.

A strong emphasis on an efficient distribution system has increased the availability of our beers nationwide. Tiger is the market leader in the premium beer segment while our other brands showed impressive growth.

Thailand

Heineken continues to perform strongly in the Thai market. Its market share in the premium segment of the market grew from 85 percent to 94 percent. It outperformed the beer marke as a whole, achieving a 5 percent gain in volume. Overall volume grew 11 percent mainly fuelled by Heineken's growth as well as the first full-year locally brewed Tiger.

New Zealand

The increasing preference for premium beers in New Zealand has resulted in a growing demand for Heineken as well as other premium beers in the portfolio.

However, the mature market also saw competition intensifying with the entry of several new brands and their aggressive pricing strategies. Amstel Light was successfully launched and it captured 40 percent of the light beer market in just 2 years. Overall, volumes rose 3 percent.



AT BED SUPPER CLUB, BANGKOK, YOU CAN
RELAX IN A SPACE-INSPIRED ENVIRONMENT.
AND ENCOUNTER SMALL GREEN BOTTLES.
Heineken
meet you there
Heineken

The 'Cosmopolitan Bars' campaign of Heineken takes consumers on a journey to the coolest and most unique bars around the world in order to engage them with new and exciting bar experiences. The campaign represents bars in the hottest cities worldwide like Bangkok, New York, Buenos Aires, Barcelona, Milan and Amsterdam. Premium bars serving premium beer. Heineken, meet you there.

At Heineken we aspire to achieve superior financial results that are sustainable over time. The ability of Heineken to sustain those results depends on our ability to innovate across products, packaging and drinking occasions.

Introduction
At the heart of our commitment to all Heineken's stakeholders is our commitment to increasing sustainability. Our aspiration is to deliver sustainable, superior financial results as the end result of business practices. We want to do this in a way which supports the long-term health, safety and well-being of our employees, consumers, customers and the communities in which all our stakeholders live and work.

That is a broad and never-ending aspiration. We are often pleased with many aspects of the work we do in pursuit of this goal, but we are, and never should be, satisfied.

Sustainability
In 2005 we had several reasons to be pleased. We were re-admitted to the Dow Jones Sustainability Index, reflecting the work we have done on environmental sustainability, disclosure and support for universal human rights.

For the third year in a row, we won the Dutch Reputation Award as the most admired Dutch Company. We set these alongside our continued membership of the FTSE4 Good Index as evidence that in 2005 we did more than just 'talk a good game'. The interim update of our award-winning sustainability report was published in June on our website heinekeninternational.com/responsibility. This will be followed by a full report in 2006 covering 2004 and 2005, which will be published much earlier in the year than before.

In last year's annual report, we committed to rolling out our revised Code of Business Conduct throughout the Group. At the end of 2005, these principles, and the training/education courses that go with it have been introduced across 90 percent of our markets. Delivering the remaining 10 percent and ensuring the principles are truly embedded in the hearts and minds of our employees will be our focus for the coming years.

We are proud of being one of the world's great beer businesses. We create value and enjoyment for millions through the brewing, marketing and sale of our beer brands. We believe that beer forms part of an enjoyable lifestyle when consumed and marketed responsibly. We can only be proud though if we continually meet our obligation to society and consumers with regard to the responsible consumption of our beer brands.

FTSE4Good

For St. Patrick's Day in March, Heineken USA participated in the Safe Call programme, which discourages drink-driving.

In White Plains New York, Heineken USA provided free cab drives up to US$50 for anyone aged 21 or older who called a special taxi service for travelling home from a bar, pub or restaurant.

In 2005 we increased our efforts to give the consumer the information they need to make informed choices. In addition to the prominent use of labelling (we were the first alcoholic drinks company to link a responsibility message on packaging to an information website) we extended our responsible consumption website (www.enjoyheinekenresponsibly.com) to incorporate other brands and markets.

We also continued to work in partnership with global industry organisations to develop programmes for local implementation in culturally relevant ways. But we did not only partner with those in the industry. In the USA for example, we are partnering with those involved first-hand in dealing with the impact of the mis-use of alcohol.

In November, we announced a joint educational programme with the New York Presbyterian Healthcare System which will produce a range of educational and informational materials, relating to the use and mis-use of alcohol. We are actively seeking the involvement of our employees in this programme.

Much is expected of our employees. In return, we do our utmost to ensure their safety, and well-being. One example is the Heineken Health Affairs database, an automated network platform established to help provide better, free and more relevant medical treatment for employees in those countries hard-hit by HIV/AIDS. We are pleased that thanks in part to our policy of voluntary testing and the free provision of antiretroviral drugs to our employees and their families, none of our Heineken colleagues were lost to this dreadful disease in 2005.

A business cannot claim to be interested in, let alone committed to, sustainability without taking steps to reduce its consumption of energy and raw materials, without using them more efficiently and without committing to reduce its level of emissions.

In the most recent update of the sustainability report published on the company's website in August 2005 there is extensive environmental information including the origin of primary sources such as water, fuel, indirect CO_2 emissions, ozone layer depletion and the destination of our by-products. Like the rest of the world, we have much to do in these areas and we are not satisfied yet.

In 2005 we increased our efforts to give the consumer the information they need to make informed choices. These efforts include the prominent use of labelling and extending our responsible consumption website to incorporate other brands and markets. This is part of a global programme.

Also on a local level, many initiatives are taken to inform the consumer in order to make informed choices. In the USA, for instance, Heineken has partnered with the New York Presbyterian Healthcare System to sponsor the production of a series of books and papers relating to information on the use of alcohol. Each is designed to stimulate conversations between parents and children, family, mentors, guidance counsellors and health instructors. Suggested topics include basic alcohol education, drinking and driving, foetal alcohol syndrome, physical and social effects, peer pressure, sexual consequences, domestic and other violence. All material will be linked to a supporting website. This is a major three-year project and the first time that an alcohol company has partnered with a major medical institution to help address specific alcohol issues.



HEINEKEN BROUWERIJEN, AMSTERDAM, HOLLAND
BREWED AND BOTTLED BY
Heineken
CONTAINS:
WATER, MALTED
BARLEY, HOPS
WWW.HEINEKEN.IE
O.G. 1044° - 1048°
PROUD SPONSOR OF
UEFA
CHAMPIONS
LEAGUE
PRODUCED IN HOLLAND FOR HEINEKEN
IRELAND, MURPHY BREWERY,
LEITRIM STREET, CORK, IRELAND
DON'T LITTER, RECYCLE THIS BOTTLE
NO DEPOSIT
please visit:
enjoyheinekenresponsibly.com
BEST BEFORE END:
CONT. 330 ml e
LAGER BEER
ALC. 5% VOL.

That's why we have set new targets, which will be published in our sustainability report in 2006.

This section of this annual report merely states our commitment and our views. To make a better judgement, and to have a closer look at what we are actually doing, we encourage you to visit our website www.heinekeninternational.com/responsibility.

Innovation and research
Heineken is a leader within the beer industry in innovation, packaging and draught beer systems in order to meet the constantly evolving needs of consumers. That's because we consider innovation as essential for our continued growth.

Many of our research and development activities are carried out locally in our operating companies and coordinated centrally by Heineken Supply Chain located in Zoeterwoude, the Netherlands. The programmes cover the entire supply chain, from the review of new and improved strains of sustainable barley and hops, to the development of new products and packaging.

Heineken focuses innovation on three major areas: draught beer systems, packaging, and products.

Draught beer systems
Among our top accomplishments was the launch of BeerTender and DraughtKeg in a number of key markets. BeerTender, a home system that chills and dispenses draught beer, was introduced in Austria following successful launches in the Netherlands and Switzerland.

In a number of countries, including the Netherlands, France and the USA, we also launched DraughtKeg, a portable keg for taking chilled beer to any drinking occasion: a party, the beach or a picnic. Both products have met sales expectations and we believe offer significant opportunities to grow incremental volume. In Asia, we have also begun the roll-out of "XtremeDraught", an evolution of the David draught system in the on-trade.

Packaging
We introduced a number of innovations in packaging in 2005, the most important of which is the clear label for Heineken, which was introduced in USA in the second half of the year. In addition, we launched the fridge pack, and mixed packs of Heineken and Amstel.


ice sensation
Heineken
Heineken

Another key innovation in 2005 was our 'Cold Beer' programme. Consumers, especially in hotter climates, like their beer colder than it is oftentimes served. The programme educates and assists the on-trade in serving colder beer. Our 'Cold Beer' programme is raising the awareness of the need for colder beer and is helping to boost revenue.

In the on-trade we extended our innovation to include glassware: the new 'Galaxy' glass was recently introduced in the Netherlands, and other two special formats are being tested in the Netherlands and Italy. Both are patented and have distinctive features. One of the new formats has been designed by the creator of Paco, the aluminium bottle of Heineken.

An important evolution in packaging is the increasing use of PET (plastic bottle), in addition to our can and glass offer. This format is increasingly popular and successful especially in some Eastern European countries. Heineken has recently launched a new one litre PET version, to a strong consumer reception.

Products

The continuous focus on consumer needs led Heineken to develop new beers, such as Cheers in Asia and Freeq in Poland and to test new taste profiles for a more sophisticated consumer in Western Europe. Two examples are Desperados and Isla Verde, introduced in France.

These changing demands include the call for less-bitter beers that are easier to drink and lighter beers for the growing segment of consumers interested in reducing calorie intake.

Heineken, with its Amstel Light and newly launched Heineken Premium Light Lager offer is tapping the growing market. Amstel Light was recently re-launched in the US market and was successfully introduced in the growing Russian market.

Another important product we will develop further, especially in Africa and Asia, is Fayrouz. This non-alcoholic malt beverage is now produced and sold almost exclusively in Egypt, but an introduction in Nigeria and some Asian countries will follow in the not too distant future.


COLD BEER
Heineken
Heineken
PREMIUM QUALITY

The sub-zero refrigerator is a Heineken-branded cooler, specially developed for consumers to ensure a cool-served Heineken premium beer.

The temperature of beer affects the taste profile in a number of ways. It makes the beer taste smoother, less bitter and easier to drink and therefore more accessible.

At Group level we give the regions the relevant tools they need for superior execution: brand support, research and development. Everything we do is focused on creating the means to translate technical innovations into top-line growth.

Personnel and organisation

In 2005, we initiated substantial change, including implementing a new top – management and regional structure and installing new management. These changes, along with the continuing drive towards cost and operational efficiency led to significant changes for the personnel of Heineken.

In 2005 the average number of employees increased from 61,732 to 64,305 on balance.

Much of the activity in the area of personnel and Human Resources centred on our agenda of creating a high-performance organisation. Our compensation and benefit policy has been reviewed and amended.

In September we announced a new senior manager reward policy to become effective in 2006. We have also strengthened our senior management review and appraisal systems.

We have made progress in terms of health and safety procedures. And we are also working to upgrade our information systems to provide more transparency across the organisation and allow us to share Human Resources information between regional structures. This is especially important for identifying potential high-performing individuals so we can develop these people across all functional disciplines.

During the last few years we have improved systems and processes related to Human Resources, but going forward we will place even more emphasis on strengthening the culture of Heineken. We are working on being better at listening to employees and to be a place where our employees can fulfil their career ambitions.

In 2006 we will work to benchmark our performance, both externally and internally, between business units and support functions. Another top priority for Human Resources in 2006 will be the strengthening of programmes to aid the numerous expatriated employees throughout our organisation.

In 2005 the average number of employees increased from 61,732 to 64,305.

Geographical distribution of personnel
In numbers



Western Europe	17,372
(of which in the Netherlands)	4,541
Central and Eastern Europe	23,035
Americas	5,896
Africa and the Middle East	12,527
Asia Pacific	5,475

46. Risk management

Managing risks is explicitly on the agenda of the management in order to protect the business from the effects of disasters, failures and reputational damage. Continuity and sustainability of the business is as important to stakeholders as growing and operating it.

Risk management and control system

The Heineken risk management and control systems are aimed at a reasonable level of assurance, that the risks of the Company are identified and managed and that the operational and financial objectives are met, in compliance with applicable laws and regulations. A system of controls to ensure adequate financial reporting is included. Heineken's internal control system is based on the COSO Internal Control Framework.

Risk profile

Heineken is a single-product Company, with a high level of commonality in its worldwide business operations spread over many mature and emerging markets. The worldwide activities are exposed to varying degrees of risk and uncertainty, some of which, if not identified and managed, may result in a material impact on a particular operating company, but may not materially affect the Group as a whole.

Risk management

Doing business inherently involves taking risks, and by managing these risks Heineken strives to be a sustainable and performance-driven company. Structured business risk assessments are part of Heineken's business planning and control process. Operational risks are mainly managed through the embedding of Key Business Controls based on Heineken common processes and systems.

The risk management and control systems are considered to be in balance with Heineken's risk profile, although such systems can never provide absolute assurance. Following Heineken's continuing growth and changing risk profile, the Company's risk management and control systems are subject to continuous review and adaptations.

Responsibilities

The Executive Board, under the supervision of the Supervisory Board, is responsible overall for Heineken's risk management and control systems. Regional and operating company management are responsible for managing performance, underlying risks and effectiveness of operations, within the rules set by the Executive Board, supported and supervised by Group departments.

Business planning and performance monitoring

The main pillar of Heineken's internal governance activities is the business planning and performance monitoring process. Operating company's strategy, business plan and quarterly performance are discussed with Regional Management. Regional performance is discussed with the Executive Board. The approved business plans include clear objectives, performance indicators and target setting, which provide the basis for monitoring performance compared to plan. In 2005, a new performance management model was implemented.

"A life without adventure is likely to be unsatisfying, but a life in which adventure is allowed to take whatever form it will is likely to be short."

Bertrand Russell



Internal control in operating companies

Heineken is progressing on the Group-wide development and implementation of uniform processes, common IT systems and business control frameworks based on best practices. At the end of 2005, two third of Heineken's operations (based on turnover) work in accordance with the evolving Heineken common system. In developing and implementing common systems, risk assessments were included and controls established or adjusted. These internal controls ensure the integrity of the information processing in its support of the day-to-day transactions and financial and management reporting. In 2005, Key Business Control Frameworks were developed and provided to the majority of operating companies for further optimising control design and effectiveness testing.

Code of Business Conduct and Whistleblowing

At the end of 2004, Heineken established Group policies on Code of Business Conduct and Whistleblowing. The majority of the operating companies transposed their local – corporate approved – policies before the end of 2005. The Corporate Integrity Committee was established mid-2005. Further reference is made to the Heineken Sustainability Report to be published in 2006.

Supervision

The Executive Board oversees the adequacy and functioning of the entire system of risk management and internal control, assisted by Group departments. Group Internal Audit provides independent assurance on the entire risk management and internal control system.

The Assurance Meetings at operating company level, oversee the adequacy and operating effectiveness of the risk management and internal control system. Regional Management and Group Internal Audit participate in these meetings to ensure effective dialogue and transparency. Following the introduction of the regional management structure in 2005, Regional Assurance meetings have been established.

The outcome and effectiveness of the risk management and internal control systems have been discussed with the Audit Committee and Supervisory Board.

Financial reporting

The risk management and control system over financial reporting contains clear accounting rules, IFRS training, and a standard chart of accounts. The Heineken common systems, as implemented in most of the operations, support common accounting and regular financial reporting in standard forms.

"You don't concentrate on risks. You concentrate on results. No result is too great to prevent the necessary job from getting done."

Chuck Yeager

The worldwide external audit activities – which are based on local statutory requirements, and therefore more detailed than necessary for the audit of the Heineken N.V. consolidated figures – provide additional assurance on fair presentation of financial reporting on operating company level. External auditors also report on internal control issues through their management letters and attend local and regional Assurance Meetings.

Considering Heineken's risk management and control system described in this section, the financial reporting is adequately designed and worked effectively in the year under review in providing reasonable assurance that the 2005 financial statements do not contain any material inaccuracies. This statement cannot be construed as a statement in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act, which is not applicable to Heineken N.V.

Main risks

Under the explicit understanding that this is not an exhaustive list, Heineken's major strategic, operational, financial and regulatory risks are described below, including the risk mitigation measures in place or planned enhancements.

Strategic risks

Heineken brand perception and Company reputation

As both the Group and its most valuable brand carry the same name, reputation management is of utmost importance. Heineken enjoys a positive corporate reputation and our operating companies are well respected in their region. Constant management attention is directed towards enhancing Heineken's social, environmental and financial reputation.
The Heineken brand is key to Heineken's growth strategy and is the most valuable asset of the Company. Anything that adversely affects consumer and stakeholder confidence in the Heineken brand or Company could have a negative impact on the overall business.

The Company reputation and sales could be damaged by product integrity issues. Therefore, production and logistics are subject to rigorous quality standards and monitoring procedures, to be further strengthened in 2006. Brand perception is managed by strict marketing control procedures. A Code of Business Conduct and Whistleblowing Procedure have been implemented, which aim to prevent any unethical and irresponsible behaviour by the Company or its employees.



"If you risk nothing, then you risk everything"

Geena Davis

Pressure on alcohol
An increasingly negative perception towards alcohol from legislators could lead to a decrease in sales and damage the industry in general. If the social acceptability of alcoholic beverage were to decline significantly from current levels, sales of Heineken products could materially decrease.

Heineken's Alcohol Policy is based on the principle to produce, market, and sell beer in ways that have a positive impact on society at large. With this policy, Heineken promotes awareness of the advantages and disadvantages of alcohol, encouraging informed consumers to be accountable for their own actions. In 2005 the 'Enjoy Heineken Responsibly' programme was launched in most markets (a responsibility message on back labels directing consumers to a dedicated website), others will follow in 2006. Markets are becoming more and more engaged to promote responsible consumption, in partnership with third parties. As from 2006 alcohol policy compliance monitoring will be strengthened.

Attractiveness of beer category under pressure
Heineken has many operations in mature – mainly Western European – beer markets where the attractiveness of the beer category is being challenged by other beverage categories. In these markets, management focus is on product innovation, portfolio management and cost-effectiveness in order to secure market position and profitability. Since Heineken is acquiring new businesses in emerging markets, the relative dependency on profitability from mature markets will decline over time.

Operational risks
Acquisitions and business integration
In the pursuit of further expansion, Heineken seeks to strike a balance between organic and acquired growth within the limit of a conservative financing structure. In acquisitions, specifically in emerging markets, Heineken will be faced with different cultures, business principles and political, economic and social environments. This may affect corporate values, image and quality standards. It may also impact the realisation of long-term business plans including synergy objectives, underlying the valuation of newly acquired companies.

Heineken further strengthened its business development and integration activities, which includes significant involvement from relevant Group departments and regional management in carrying out effective due diligence processes and preparing take charge and integration plans.

Business continuity
Business interruptions could affect sales and market shares. These are not considered a major risk due to the relative size and spread

of operations. An exception is the supply of beer products from the Netherlands to the USA, one of Heineken's most profitable markets. Contingency measures, involving multi-sourcing locations in Europe are in place, and Heineken's central purchasing department manages long-term contracts with preferred suppliers in order to secure supply of critical raw and packaging materials. Monitoring business continuity risks will be further structured in 2006.

IT security
Heineken's worldwide operations are increasingly relying on information systems.

Heineken has a strict IT security policy to ensure confidentiality, integrity and availability of information. Tools are used to support compliance with that policy and compliance monitoring is applied. A more structured IT auditing approach will be implemented in 2006.

Financial risks
Currency risks
Heineken operates internationally and reports in Euros. Currency fluctuations, especially relating to the US dollar, could materially affect overall Company results. Heineken has a clear policy on hedging transactional exchange risks, which postpones the impact on financial results. Translation exchange risks are not hedged. The sensitivity on the financial results with regard to currency risks are explained on page 98.

Capital availability and liquidity risks
There could be insufficient capital generated in order to finance the long-term growth.

Sufficient access to capital is ensured to finance long-term growth and to keep pace with the consolidation of the global beer market. Financing strategies are under continuous evaluation. Strong cost and cash management and strong controls over investment proposals are in place to ensure effective and efficient allocation of financial resources.

Regulatory risks
Tax
Heineken and its operating companies are subject to a variety of local excise and other tax regulations. If the beer excise would be averaged in the European Union, a significant increase of excise may be the result in various European markets.

In principle, Heineken's sales prices are adjusted to reflect changes in the rate of excise duty, but increased rates may have a negative impact on sales volume.

Increasing legislation
Due to increasing legislation there is an increased possibility of non-compliance. Additionally, more supervision by regulators and the growing claim culture may potentially increase the impact of non-compliance, both financially and on the reputation of the Company.

As from 2005, every half year all majority-owned companies formally report litigations to Group Legal Affairs. The information includes outstanding litigations, details about lawsuits, and the risk and extent of potential claims in order to determine the amounts to be provided.

There may be current risks that the Company has not fully assessed, and are currently identified as not having a significant impact on the business but which could – in a later stage – develop a material impact on the Company's business. The Company's risk management systems are focused on timely discovery of such incidents.

Revenue
In billions of EUR



Beer	8.1
Soft drinks	1.3
Wines and spirits	0.9
Other income	0.5
	10.8

Revenue and operating expenses

In millions of EUR	2005	2004	Change (%)
Revenue	10,796	10,062	7.3
Raw materials, consumables and services	6,657	6,101	9.1
Personnel expenses	2,180	1,957	11.4
Amortisation and depreciation	710	656	8.2
Total expenses	9,547	8,714	9.6
Operating profit	1,249	1,348	(7.3)

Revenue and operating expenses

Revenue rose by €734 million to €10,796 million in 2005, which represents an increase of 7.3 percent. First-time consolidations added 4.5 percent to revenue. Organic growth added 2.2 percent to revenue, reflecting improvements in the sales mix and higher selling prices.

A number of companies were included in the consolidation for the first time in 2005:

◦ Brauerei Hoepfner, Germany	1 January 2005	49.9%
◦ Fürstlich Fürstenbergische Brauerei, Germany	1 January 2005	49.9%
◦ Würzburger Hofbraü, Germany	1 January 2005	28.5%
◦ Hubauer, Germany	1 January 2005	49.9%
◦ Consolidated Breweries, Nigeria	1 January 2005	50.1%
◦ Jiangsu DaFuHao Breweries Co, Ltd, China	1 April 2005 (not consolidated)	18.4%
◦ Tempo Beverages, Israel	1 June 2005	40.0%
◦ Patra Brewery, Russia	1 July 2005	100.0%
◦ Stepan Razin Brewery, Russia	1 August 2005	100.0%
◦ Baikal Brewery, Russia	1 November 2005	100.0%
◦ Ivan Taranov Breweries, Russia	1 December 2005	100.0%

Operating profit and net profit

In millions of EUR	Operating profit	Net profit
2004	1,348	642
Organic growth	26	59
First-time consolidations	25	5
Foreign exchange effects	(48)	(27)
Impairment Cervejarias Kaiser (2004)	–	190
Bookgain Whitbread (2004)	–	(17)
Exceptional tax gain (2004)	–	(20)
Restructuring costs treated as exceptional items	(102)	(71)
2005	1,249	761

Operating profit and net profit

In millions of EUR	2005	2004	Change (%)
Operating profit	1,249	1,348	(7.3)
Share of profit of associates	34	21	61.9
Net financing expenses	(114)	(330)	(65.5)
Profit before tax	1,169	1,039	12.5
Income tax expense	(300)	(306)	(2.0)
Profit	869	733	18.6
Minority interests	(108)	(91)	18.7
Net profit	761	642	18.5

Total operating expenses rose 9.6 percent to €9,547 million, with first-time consolidations adding 4.9 percent to operating expenses. Total operating expenses increased also due to higher exchange rates for several currencies, of which the most significant appreciations versus the Euro were the Polish Zloty and Nigerian Naira, partly offset by a depreciation of the US Dollar. Impact of exchange rates added 1.2 percent to operating expenses or €107 million, while the increasing impact on revenue amounted only €59 million as the relative share of the US Dollar in revenue is higher than in operating expenses. Personnel expenses on a like-for-like basis increased by 2.7 percent. This is excluding the exceptional item of €102 million restructuring charges. Marketing and selling costs increased organically by 8.8 percent reflecting our marketing investments in 2005 in various markets. Energy costs are organically 14.5 percent higher than last year reflecting the increased fuel prices. Finally, the increase amortisation charges reflect the impairment of goodwill recognised in 2005 for an amount of €14 million.

Cash flow

In millions of EUR	2005	2004
Cash flow from operating activities	1,872	1,611
Cash flow from investing activities	(1,194)	(1,795)
Cash flow from financing activities	(592)	(366)
	86	(550)

Operating profit and net profit
Operating profit fell 7.3 percent to €1,249 million mainly due to the aforementioned restructuring costs.

Operating profit as a proportion of revenue decreased from 13.4 percent to 11.6 percent due to the impact of lower realised exchange rates, primarily the US Dollar, first time consolidations having a lower operating margin and previously mentioned restructuring costs of €102 million.

The negative foreign exchange effects of €48 million on operating profit is, as explained, mainly due to the depreciation of the US Dollar, causing a negative effect of €67 million, partly offset by appreciations of the Polish Zloty, positive effect amounting to €8 million, and Nigerian Naira, positive effect amounting to €5 million, versus the Euro.

Net financing expenses in 2004 included the impairment of Cervejarias Kaiser impairment of €190 million and the gain on sale of Whitbread of €17 million. Excluding these items, net financing expenses decreased by €43 million reflecting lower interest rates and lower overall level of interest bearing loans and borrowings. The lower overall interest-bearing loans and borrowings level is mainly a result of the strong 2004 and 2005 cash flow combined with the renegotiation of financing facilities. The average tax burden increased from 26.0 percent to 26.6 percent in 2005, mainly as 2004 included some exceptional, non-recurring tax benefits due to the release of deferred tax liabilities related to brands. Taking into account consolidation changes, foreign exchange rate impacts and exceptional items, organic increase of operating profit amounts to 1.9 percent and net profit amounts to 7.3 percent.

Earnings per share increased from €1.31 to €1.55 as a result of higher net profit.

Operating profit
in millions of EUR



1996
459
1997
546
1998
659
1999
799
2000
921
2001
1,125
2002
1,282
2003
1,222
2004
1,348
2005
1,249

Property, plant & equipment, investments and depreciation
in millions of EUR



2001
578
465
2002
696
481
2003
611
560
2004
719
615
2005
853
647
Investments
Depreciation

Financing structure

In millions of EUR	2005	Change %	2004	%
Total equity	4,514	38	3,733	35
Deferred tax liabilities	393	3	384	3
Employee benefits	664	6	680	6
Provisions	273	2	298	3
Liabilities	5,985	51	5,682	53
	11,829	100	10,777	100

Cash flow and investments

The cash flow from operating activities increased with €261 million to €1,872 million in 2005, mainly due to lower interest and income taxes paid. Investments in property, plant and equipment amounted to €853 million versus €719 million in 2004. The increase in investments reflects the investments in the new brewery of Seville and investments in Russia and Chile. On the other hand, proceeds from the sale of property, plant and equipment amounted to €161 million versus €67 million last year, which results in an increase of net investment of €40 million compared to 2004.

A net amount of €460 million in 2005 was invested in acquisitions and expansion of existing interests compared to €1,056 million in 2004. In 2004 the largest investment related to the second part of the acquisition of BBAG. In 2005 we invested €730 million of which €530 million in Russia. As part of the divestment of non-core assets we sold amongst others our real estate business in Austria, which resulted in a total cash inflow of €270 million.

Finally, the increased net cash outflow from financing activities is mainly related to the increased repayment on loans which is a result of the aforementioned improved cash flow and is facilitated as well by the lower investing activities.

Total equity
as a percentage of total assets



2001
43.6
2002
38.9
2003
35.8
2004
34.6
2005
38.2

Financing and liquidity
Total equity increased with €781 million to €4,514 million as at 31 December 2005, while total equity attributable to equity holders of the parent (formerly: shareholders' equity) increased with €713 million to €3,969 million as at 31 December 2005. The profit of €761 million and the net income recognised directly in equity of €148 million were offset by the dividend distribution of €196 million. Net income recognised directly in equity reflects the increase in translation reserves due to improved exchanges rates versus the Euro as well as the changes in fair value and hedging reserves.

The net interest-bearing debt position improved with €210 million to €2,647 million as at 31 December 2005, reflecting the lower debt level.

Profit appropriation
Heineken N.V.'s profit (attributable to shareholders of the parent) in 2005 amounted €761 million. In accordance with Article 12, paragraph 7, of the Articles of Association, the Annual General Meeting of Shareholders will be invited to appropriate an amount of €196 million for distribution as dividend. This proposed appropriation corresponds to a dividend of €0.40 per share of €1.60 nominal value, on account of which an interim dividend of €0.16 was paid on 21 September 2005. The final dividend thus amounts €0.24 per share. Netherlands withholding tax will be deducted from the final dividend at 25 percent. It is proposed that the remaining €565 million be added to retained earnings.

Amsterdam, 21 February 2006

Van Boxmeer

Bolland

Hooft Graafland

The remuneration policy and structure reflects the Company's strategic ambitions, take into account internal and external circumstances and preserve the highest standards of good corporate citizenship. The policy seeks to maintain a tight focus on the Company's strategic short-term and long-term results. The policy was adopted in the Annual General Meeting of Shareholders in 2005 and has remained unchanged.

Remuneration structure

The remuneration package of the Executive Board includes a base salary, a short-term incentive and a long-term incentive. With the remuneration policy fully implemented, the fixed salary will account for 45 percent of the total remuneration package when targets are achieved. The variable remuneration is divided equally between short-term and long-term. This ensures a balanced focus, on both short-term and long-term performance.

The Company aims at consistency in the structure of the remuneration packages of both Executive Board members and senior Heineken executives. The performance-related elements in Executive Board members' remuneration is emphasised more strongly than those of senior executives, reflecting the principle of increasing performance sensitivity in line with the ability to impact on Group results.

In order to be able to determine the remuneration package for the members of the Executive Board, internal pay relativities and relevant market data have been used. For internal pay relativities, it was assessed what differential would fairly reflect the different levels of responsibility between the Executive Board and senior executives. For the market reference, a specific labour market was defined. The remuneration package of the Chairman will be based on a premium of 30 percent above the remuneration level of the other members of the Executive Board.

Heineken operates in a highly international labour market peer group and is headquartered in the Netherlands. Consequently, the main reference for market competitive salary levels are primarily other Dutch multinational companies (75 percent). To reflect the specific business of Heineken a minority of Continental European companies that operate in the market of branded consumer products are included (25 percent). The peer group consists of the following companies: Akzo Nobel, DSM, Reed Elsevier, Royal Ahold, Royal KPN, Royal Numico, TPG, Unilever, VNU, Wolters Kluwer, InBev, Henkel, L'Oréal and Nestlé.

Base salary

For the members of the Executive Board, the remuneration policy includes a base salary at the median level of the labour market peer group. The base salary for the Chairman is set at 30 percent above the base salary for the members of the Executive Board.

In 2005, the base salary levels have been adjusted by 16.7 percent in line with the Consumer Price Index (CBS) since 1999 to €418,000 for the Executive Board members and to €634,000 for the Chairman.

In 2006 the base salaries will be adjusted towards policy levels, i.e. for the Executive Board members to €525,000 and for the Chairman to €680,000.

Short-term incentive
In 2005, a new short-term incentive was introduced. At target level, the short-term incentive level for the Chairman is €422,500 and for the members of the Executive Board €325,000.

The emphasis of the short-term incentive is on annual operational performance. Organic net profit growth is the strategic measure to assess the operational performance of Heineken on a one-year basis and accounts for 75 percent of the bonus opportunity.

Each year, the Supervisory Board determines an ambitious, yet realistic organic net profit growth target. The threshold level of pay-out is set at 60 percent of the target level of pay-out. A linear pay-out curve applies. The maximum pay-out will not exceed 1.4 times the target bonus level. Part of the pay-out is subject to meeting an acceptable cash conversion rate .

The remaining 25 percent of the short-term incentive is linked to yearly targets. The specific targets qualify as commercially sensitive information and cannot be disclosed.

In 2005 the performance was above maximum level. As a result thereof the maximum bonus will be paid (see also page 102).

Long-term incentive
The Annual General Meeting of Shareholders 2005 approved the long-term incentive plan for the Executive Board. It is a performance-based share plan. A similar plan has been implemented for senior management in 2006.

Each year, a number of shares is conditionally awarded, subject to meeting a stretching performance target after three years. The value of the shares that are conditionally awarded equals €325,000 for the members of the Executive Board and €422,500 for the Chairman. Based on the share price as per 31 December 2004, €24.53, this corresponds to 13,250 shares for the members of the Executive Board and 17,224 shares for the Chairman in 2005. Based on the share price as per 31 December 2005, €26.78, this corresponds to 12,136 shares for the members of the Executive Board and 15,777 shares for the Chairman in 2006.

The performance condition is total shareholder return, measured over a three-year period. The total shareholder return is measured relative to a performance peer group. The performance peer group is different from the labour market peer group and includes companies with which Heineken competes for shareholder preference. It is composed of other brewers, but also includes European companies that operate in the branded consumer products market. The performance peer group consists of the following companies: Anheuser-Busch, Carlsberg, InBev, SABMiller, Scottish & Newcastle, Henkel, L'Oréal, LVMH, Nestlé, Numico and Unilever.

If, over a three year period, Heineken performs better than the median of the peer group the Executive Board will be rewarded with shares. These shares are subject to a holding restriction of two years. Below median, no shares will be awarded. At sixth position, 25 percent of the target amount will vest. A linear vesting schedule applies, with 50 percent of the target amount vesting at fifth position and 75 percent at fourth position. At third position, the target amount will vest. If Heineken is ranked first, the maximum number of shares will vest. This is 1.5 times the target amount of shares. Heineken is currently ranked eleventh.

Heineken will repurchase the shares that will be required for vesting.

New contracts of employment have been agreed with the Executive Board, reflecting the new remuneration structure. Similar to the previous contracts, the new contracts have been entered into for an indefinite period of time. The general notice period is 6 months for the Company and 3 months for the members of the Executive Board.There is no specific scheme in the event of dismissal. As stated in our Comply or Explain Report (February 2005), on the basis of the Dutch Corporate Governance Code, provision II.2.7 cannot be complied as it violates the law.

Pensions

The pension policy for the current members of the Executive Board remained in place until the end of December 2005, however, in anticipation of changes proposed to the plan design for 2006, an extra pension payment was made for each of the current Executive Board members. This extra payment augmented benefits over past service to a level that is consistent with a 60 percent pension at age 60, pro-rated-years of service actually worked.

As from 2006 a new pension policy will be introduced for current and future members of the Executive Board, reflecting the Dutch market and

Dutch legislative changes. The arrangements will be based on the principle of defined contribution.

The retirement age is 65, but individual Executive Board members may retire earlier with a reduced level of benefit. Contribution rates are designed to enable an Executive Board member to retire from the company at the age of 62 with a benefit that represents about 62 percent of pre-retirement base salary. Given the age profile of the current Executive Board members financing has been put in place to allow retirement for current Executive Board members at age 60 with 60 percent of base salary, whilst maintaining the underlying principle of 62 percent at age 62.

Shares

As at 31 December 2005, the members of the Executive Board did not hold any of the Company's shares, convertible bonds or option rights. One of the Executive Board members held 790 shares of Heineken Holding N.V. as at 31 December 2005.

Agreements for early retirement of Executive Board members

Per 1 October 2005 Mr. Ruys resigned as Chairman of the Executive Board. Mr. Ruys remains employed until 20 April 2006. He will reach the pensionable age under the prevailing pension scheme on 1 July 2007. The pensionable salary is to be increased with inflation correction with retroactive effect since 1 January 1999 up to and including 1 January 2007. Mr. Ruys shall be entitled to a monthly salary over the period from 1 October 2005 up to 20 April 2006, as well as thereafter, a monthly amount by way of severance arrangement over the period between 20 April 2006 up to 1 July 2007 equal to one twelfth of €634,000 (adjusted for inflation). In addition, but only in respect of the financial years 2005 and 2006 Mr. Ruys shall receive an annual bonus related to dividend distribution. The annual bonus 2005 amounts to €618,000. The calculation of the annual bonus 2006 will be done pro rata to the number of months in service.

Mr. Ruys shall also be entitled to a long-term bonus related to actual net profit in the financial years 2004, 2005 and 2006. The calculation of the long-term bonus will be done pro rata to the number of months in service. The annual bonuses in respect of the financial years 2004, 2005 and 2006 are deducted from the figure calculated on this basis, but this cannot lead to a negative amount.

Mr. Büche resigned as member of the Executive Board per 1 October 2005. Mr. Büche remains employed with Brau Union AG until 31 December 2006. Mr. Büche will reach the pensionable age under the prevailing pension scheme of Brau Union AG on 31 December 2006. In October-December

2005, Mr. Büche received a severance payment from Heineken N.V. in the amount of €27,000 on top of his salary paid by Brau Union AG in this period. In 2006, Mr Büche, will receive a severance payment from Heineken N.V. of approximately €213,000 and a salary from Brau Union AG of approximately €312,000. In addition, in respect of the financial years 2005 and 2006 Mr. Büche shall receive an annual bonus related to dividend distribution. The annual bonus 2005 amounts to €376,000 from which amount a bonus paid by Brau Union AG will be deducted. Mr. Büche shall also be entitled to a long-term bonus related to actual net profit in the financial years 2004, 2005 and 2006. The annual bonuses in respect of the financial years 2004, 2005 and 2006 are deducted from the figure calculated on this basis, but this cannot lead to a negative amount.

Remuneration Supervisory Board
In the Annual General Meeting of Shareholders in 2005 it was resolved, with effect from 1 January 2005, to pay the chairman and members of the Supervisory Board a fixed annual fee for their committee activities, in addition to their fixed remuneration. Furthermore, the proposal to increase the fixed remuneration of Supervisory Board members as per 1 January 2006 was approved. The amounts paid to the members of the Supervisory Board are stated on page 102 of the financial statements.

Shares
As at 31 December 2005, the Supervisory Board members did not hold any of the Company's shares, convertible bonds or option rights. Two Supervisory Board members together held 9,500 shares of Heineken Holding N.V. as at 31 December 2005.

Supervisory Board Heineken N.V.
21 February 2006

Financial Statements/Consolidated income statement

In millions of EUR	Note	2005	2004
Revenue	1	10,796	10,062
Raw material, consumables and services	3	6,657	6,101
Personnel expenses	4	2,180	1,957
Amortisation and depreciation	5	710	656
Total expenses		9,547	8,714
Operating profit		1,249	1,348
Interest income		60	78
Interest expenses		(199)	(243)
Other net financing income/(expense)	6	25	(165)
Net financing costs		(114)	(330)
Share of profit of associates		34	21
Profit before tax		1,169	1,039
Income tax expense	7	(300)	(306)
Profit		869	733
Attributable to:			
Minority interest		108	91
Equity holders of the parent (Net profit)		761	642

Number of shares	17	489,974,594	489,974,594
Basic earnings per share (EUR)	17	1,55	1,31
Diluted earnings per share (EUR)	17	1,55	1,31

62. Financial Statements/Consolidated statement of recognised income and expense

In millions of EUR	2005	2004
Foreign exchange translation differences	201	9
Transition to IAS 32 and 39:		
Change in hedging and fair value reserve	67	–
Change in retained earnings	(23)	–
Fair value adjustments available for sale investments	17	–
Cash flow hedges:		
Effective portion of changes in fair value	(63)	–
Transferred to the income statement	7	–
Net income recognised directly in equity	206	9
Profit	869	733
Total recognised income and expense	1,075	742
Attributable to:		
Equity holders of the parent	909	647
Minority interest	166	95
Total recognised income and expense	1,075	742

As at 31 December 2005

In millions of EUR	Note	2005	2004
Assets			
Property, plant & equipment	8	5,067	4,773
Intangible assets	9	2,380	1,837
Investments in associates	10	172	134
Investments	11	646	632
Deferred tax assets	12	286	269
Total non-current assets		8,551	7,645
Inventories	13	883	782
Trade and other receivables	14	1,787	1,646
Investments	11	23	26
Cash and cash equivalents	15	585	678
Total current assets		3,278	3,132
Total assets		11,829	10,777
Equity			
Issued capital		784	784
Reserves		568	354
Retained earnings		2,617	2,118
Total equity attributable to equity holders of the parent	16	3,969	3,256
Minority interests		545	477
Total equity		4,514	3,733
Liabilities			
Interest-bearing loans and borrowings	19	2,195	2,615
Other non-current liabilities		38	23
Employee benefits	20	664	680
Provisions	21	273	298
Deferred tax liabilities	12	393	384
Total non-current liabilities		3,563	4,000
Bank overdraft	19	351	517
Interest-bearing loans and borrowings	19	709	429
Trade and other payables	22	2,451	2,025
Income tax payable		141	30
Provisions	21	100	43
Total current liabilities		3,752	3,044
Total liabilities		7,315	7,044
Total equity, minority interest and liabilities		11,829	10,777

In millions of EUR	Note	2005	2004
Operating activities			
Profit attributable to the equity holders of the parent (Net profit)		761	642
Adjustments for:			
Depreciation and amortisation	5	768	682
Gain on sale of property, plant & equipment and intangible assets	5	(58)	(26)
Investment income and share of profit of associates		(128)	(120)
Interest expense		221	243
Tax expense		300	306
Minority interest		108	91
Other non-cash items		158	284
Cash flow from operations before changes in working capital and provisions		2,130	2,102
Change in trade and other receivables		(76)	69
Change in inventories		(18)	34
Change in trade and other payables		208	27
Total increase in working capital		114	130
Change in provisions and employee benefits		(31)	(69)
Cash flow from operations		2,213	2,163
Interest paid & received		(141)	(175)
Dividend received		20	6
Income taxes paid		(220)	(383)
Cash flow from interest dividend and income tax		(341)	(552)
Cash flow from operating activities		1,872	1,611

Investing activities			
Proceeds from sale of Property, plant & equipment and intangible assets		161	67
Purchase of intangible assets		(21)	(18)
Purchase of Property, plant & equipment		(853)	(719)
Loans issued to customers (debt securities)		(152)	(181)
Repayment on loans to customers (debt securities)		131	112
Cash flow from operational investing activities		(734)	(739)
Acquisition of subsidiaries, associates and investments	2	(730)	(1,117)
Disposal of subsidiaries, associates and investments	2	270	61
Cash flow from acquisitions and disposals		(460)	(1,056)
Cash flow from investing activities		(1,194)	(1,795)

In millions of EUR	2005	2004
Financing activities		
Proceeds from long term borrowings	363	201
Repayment of long term borrowings	(700)	(324)
Dividends paid	(271)	(243)
Other	16	–
Cash flows from financing activities	(592)	(366)
Net Cash Flow	86	(550)
Cash and cash equivalents at 1 January	161	710
Effect of foreign exchange movements	(13)	1
Cash and cash equivalents at 31 December	234	161

Significant accounting policies

Heineken N.V. (the 'Company') is a company domiciled in the Netherlands. The consolidated financial statements of the Company for the year ended 31 December 2005 comprise the Company and its subsidiaries (together referred to as 'Heineken') and the Heineken's interest in associates and joint ventures.

A summary of the main subsidiaries and joint ventures is included in note 27 and 28. The financial statements have been prepared by the Executive Board of the Company and authorised for issue on 21 February 2006 and will be submitted for approval to the Annual General Meeting of Shareholders on 20 April 2006.

(a) Statement of compliance

The consolidated financial statements have been prepared for the first time in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB).

Only IFRS standards adopted by the EU (i.e., only IFRS's that are adopted for use in the EU at the date of authorisation) have been applied in preparation of the consolidated financial statements.

IFRS 1 has been applied and an explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows is provided in note 30.

(b) Basis of preparation

The financial statements are presented in Euro, rounded to the nearest million. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading and financial instruments available-for-sale.

The accounting policies have been consistently applied to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purpose of the transition to IFRS, except for the comparative information relating to financial instruments. Comparative information in respect of financial instruments is based on previous Dutch GAAP. The adoption in the current year of IAS 32 and 39 financial instruments by Heineken and its effect on the balance sheet at 1 January 2005 are disclosed in note 18. Heineken has used the IFRS exemption not to restate the comparative figures.

The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgements about the carrying values of the assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Note 8, 9 and 20 contain information about the assumptions used in respect of property, plant and equipment, intangible assets and employee benefits. In note 23 the exposure to credit, interest rate and currency rate risks is explained.

Described in the notes to the financial statements are the most critical accounting judgements in applying Heineken's accounting policies.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Associates

Associates are those entities in which Heineken has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include Heineken's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When Heineken's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Heineken has incurred obligations in respect of the associate.

(iii) Joint ventures

Joint ventures are those entities over whose activities Heineken has joint control, established by contractual agreement. The consolidated financial statements include Heineken's proportionate share of the entities' assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

(iv) Investments

Investments are investments in entities and are classified either as non-current assets or current assets and are, depending on the fact if they are strategic investments or not, stated at amortised cost or at fair value (refer accounting policy i).

(v) Transactions eliminated on consolidation

Intra-Group balances and transactions, and any unrealised gains arising from intra-Group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of Heineken's interest in the enterprise. Unrealised gains arising from transactions with associates are eliminated against the investment in the associate. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling at the dates the values were determined. Non-monetary assets and liabilities denominated in foreign currencies that are stated at cost remain translated into the functional currency at historical foreign exchange rates.

The following exchange rates, for most important countries in which we have operations, were used while preparing these financial statements:

In EUR	Year end 2005	Year end 2004	Average 2005	Average 2004
CLP	0.001651	0.001314	0.001442	0.001321
EGP	0.148588	0.120482	0.139265	0.129895
NGN	0.006464	0.005527	0.006137	0.005985
PLN	0.259081	0.243902	0.248562	0.221158
RUB	0.029416	0.026428	0.028442	0.027959
SGD	0.510204	0.449035	0.483394	0.476624
USD	0.845380	0.732332	0.804366	0.805224

(ii) Financial statements of foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to the functional currency at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to the functional currency at rates approximating the foreign exchange rates ruling at the dates of the transactions.

Foreign exchange differences arising on translation are recognised directly in equity as a separate component.

(iii) Net investment in foreign operations
Exchange differences arising from the translation of the net investment in foreign operations are taken to the translation reserve. They are released into the income statement on disposal. Any differences that have arisen since 1 January 2004, the date of transition to IFRS, are presented as a separate component of equity. The cumulative translation differences at the date of transition to IFRS are deemed to be zero.

(e) Derivative financial instruments
Heineken uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, derivatives for which hedge accounting is not applied are accounted for as trading instruments.

Derivative financial instruments are recognised at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (refer accounting policy f).

The fair value of interest rate swaps is the estimated amount that Heineken would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counter parties. The fair value of forward exchange contracts is their calculated market price at the balance sheet date, being the present value of the quoted forward price.

(f) Hedging
(i) Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, a firm commitment or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the firm commitment or forecasted transaction results in the recognition of a non-financial asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognised in the income statement at the same time as the hedged transaction effects the consolidated income statement. The effectiveness

of the hedge is measured by comparing the cumulative change in fair value of the derivative financial instruments with the hedge item. The ineffective part of any gain or loss is recognised in the income statement immediately. Any gain or loss arising from changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised in the income statement immediately.

When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

(g) Property, plant & equipment (P, P & E)

(i) Owned assets

Items of property, plant and equipment are stated at cost less government grants received (refer iv), accumulated depreciation (refer v) and impairment losses (refer accounting policy m). The historical cost comprises the initial purchase price increased with direct acquisition costs (like transports and non-recoverable taxes). The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases in terms of which Heineken assumes substantially all the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (refer v) and impairment losses (refer accounting policy m). Lease payments are accounted for as described in accounting policy t.

(iii) Subsequent expenditure

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, is capitalised. Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

(iv) Government grants

Government grants related to plant, property and equipment and grants relating to research and development activities are recognised when it is reasonably assured that Heineken will comply with the conditions attaching to them and the grants will be received.

(v) Depreciation
Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment, and major components that are accounted for separately. Land and assets under construction are not depreciated. The estimated useful lives are as follows:

- Buildings 30 – 40 years
- Plant and equipment 10 – 30 years
- Other fixed assets 5 – 10 years

The residual value as well as the useful lives are reassessed annually.

(h) Intangible assets
(i) Goodwill
Goodwill arising on an acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired. In respect of acquisitions prior to 1 October 2003, goodwill is included on the basis of deemed cost, being the amount recorded under previous GAAP.

Goodwill is stated at cost less accumulated impairment losses (refer accounting policy m). Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment. Goodwill on acquisitions purchased before 1 January 2003 has been deducted from equity. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on acquisition is recognised directly in the income statement.

(ii) Brands
Brands acquired, separately, or as part of a business combination are capitalised as part of a brand portfolio if the brands meet the definition of an intangible asset and the recognition criteria are satisfied. Brand portfolio's acquired as part of a business combination include the customer base related to the brand because it is assumed that brands have no value without customer base and vice versa. Brand portfolios acquired as part of a business combination are valued at fair value based on the royalty relief method. Brands and brand portfolio's acquired separately are stated at cost. Brands and brand portfolio's are amortised on a straight-line basis over their estimated useful life.

(iii) Research and development
Expenditure on research activities, undertaken with the prospect of gaining technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and Heineken has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation (refer vi) and impairment losses (refer accounting policy m).

(iv) Other intangible assets
Other intangible assets that are acquired by Heineken are stated at cost less accumulated amortisation (refer vi) and impairment losses (refer accounting policy m). Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

(v) Subsequent expenditure
Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(vi) Amortisation
Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets except goodwill, from the date they are available for use. The estimated useful lives are as follows:

- Brands 15 – 25 years
- Software 3 years
- Capitalised development costs 3 years

(i) Investments
(i) Debt securities held to maturity
Debt securities are loans and long-term receivables and are valued at amortised cost.

(ii) Investments in debt and equity securities
Investments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

Other investments held by Heineken are classified as being available-for-sale, and are stated at fair value, with any resultant gain or loss being recognised in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement.

The fair value of investments held for trading and investments available-for-sale is their quoted bid price at the balance sheet date.

Investments held for trading and available-for-sale investments are recognised/derecognised by Heineken on the date it commits to purchase/sell the investments. Investments held-to-maturity are recognised or derecognised on the day they are transferred to/by Heineken.

(j) Inventories

(i) General

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(ii) Finished products and work in progress

Finished products and work in progress are stated at manufacturing cost taking into account the production stage reached. Costs include an appropriate share of direct production overheads based on normal operating capacity.

(iii) Other inventories and spare parts

The cost of other inventories is based on weighted averages and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

Spare parts are valued at the lower of cost or net realisable value. Value reductions and usage of parts are charged to the income statement. Spare parts are acquired as part of an equipment purchase and will only be used in connection with this specific equipment are initially capitalised and amortised as part of the equipment.

(k) Trade and other receivables

Long-term trade receivables, trade and other receivables are stated at (amortised) cost less impairment losses (refer accounting policy m).

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of Heineken's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(m) Impairment

(i) General

The carrying amounts of Heineken's assets other than, inventories (refer accounting policy j) and deferred tax assets (refer accounting policy u), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For goodwill, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis.

Goodwill is tested annually and was also tested for impairment at 1 January 2004, the date of transition to IFRS.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the income statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the income statement.

(ii) Calculation of recoverable amount
The recoverable amount of Heineken's investments in held-to-maturity securities and receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(iii) Reversal of impairments
An impairment loss in respect of a held-to-maturity security or receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through the income statement. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss shall be reversed with the amount of the reversal recognised in the income statement.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(n) Share capital
Share capital is classified as equity. Dividends are recognised as a liability in the period in which they are declared.

(o) Interest-bearing borrowings
Interest-bearing borrowings are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement as finance costs over the period of the borrowings on an effective interest basis.

(p) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plans

Heineken's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high-quality credit rated bonds that have maturity dates approximating the terms of Heineken's obligations.

The calculations are performed by qualified actuaries using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses as at 1 January 2004, the date of transition to IFRS, were recognised in equity.

In respect of actuarial gains and losses that arise subsequent to 1 January 2004 in calculating Heineken's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in a benefit to Heineken, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

(iii) Other long-term employee benefits

Heineken's net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at balance sheet date on high quality credit rated bonds in the appropriate currency that have maturity dates approximating the terms of Heineken's obligations.

(iv) Long-term incentive plan (equity compensation benefits)

At 1 January 2005 Heineken established a share plan for the Executive Board members, see note 26.

The fair value of the share rights granted is recognised as personnel expenses with a corresponding increase in equity. The fair value is measured at grant date using the Monte Carlo model taking into account the terms and conditions of the plan. The costs of the plan are spread evenly over the performance period.

(q) Provisions

(i) Restructuring

A provision for restructuring is recognised when Heineken has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for. The provision is calculated at the net present value of the benefit commitments in connection with early retirement, relocation and redundancy schemes.

(ii) Other

A provision is recognised in the balance sheet when Heineken has a legal or constructive obligation as result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(r) Trade and other payables

Trade and other payables are stated at (amortised) cost.

(s) Revenue

(i) Goods sold and services rendered

Revenue from the sale of products is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

Net revenue are proceeds from sales of products and services supplied to third parties, net of sales tax, excise duties, customer discounts and other sales related discounts.

(ii) Other revenue

Other revenue are proceeds from sales of by-products, POS material, royalties, rental income and technical services to third parties, net of sales tax. Sales of by-products and POS materials are recognised in the income statement when ownership has been transferred to the buyer. Royalties are recognised in the income statement on an accrual basis in accordance with the substance of the relevant agreement, Rental income and technical services are recognised in the income statement when the services have been delivered.

(t) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Net financing costs
Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement (refer accounting policy f).

Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset. Dividend income is recognised in the income statement on the date that the dividend is declared.

The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

(u) Income tax
Income tax in the income statement for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(v) Segment reporting
A segment is a distinguishable component that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented in respect of Heineken's geographical segments, which is based on Heineken's management and internal reporting structure

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly deferred tax, interest-bearing loans, borrowings and expenses. Corporate assets and income and expenses are included in Western Europe. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Inter-segment pricing is determined on an arm's-length basis.

1. Segment reporting
Segment information is presented in respect of Heineken's geographical segments. The primary format, geographical segments, is based on Heineken's management and internal reporting structure.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographical
Heineken comprises the following geographical segments:
Western Europe
Central and Eastern Europe
The Americas
Africa and the Middle East
Asia-Pacific
In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Profit has been presented unallocated since items like net financing expenses, deferred tax results and several other items are subject to judgemental allocation. Corporate expenses are included in Western Europe.

Business segments
As almost the entire revenue of Heineken is accounted for by just one product group, namely beer, the financial information is segmented by geographical area only. The remaining activities are not reported separately on a segment bases as risks and rewards are not significantly different. Our segment reporting is fully in line with our internal management information structure. Revenues and results are allocated to the region where the product is sold to the customer. Export revenues and results are also allocated to the regions. Most of the production facilities are located in Europe. Sales to the other regions are charged at transfer prices with a surcharge for cost of capital.

1. Segment reporting continued
Geographical segments

In millions of EUR	Western Europe 2005	Western Europe 2004	Central and Eastern Europe 2005	Central and Eastern Europe 2004	The Americas 2005	The Americas 2004
Revenue						
Third party revenue proceeds*	4,744	4,676	2,768	2,512	1,733	1,516
Interregional revenue proceeds	641	673	28	14	–	–
Total revenue	5,385	5,349	2,796	2,526	1,733	1,516
Operating profit	465	562	290	254	242	284
Share of profit of associates	2	3	8	2	14	7
Interest income and expenses						
Other net financing income/(expenses)						
Income tax expense						
Profit						
Attributable to:						
Minority interest						
Equity holders of the parent (net profit)						
Beer volumes						
Consolidated volume	31,896	32,196	39,308	36,924	11,782	11,473
Minority interests			6,160	5,666	3,197	2,935
Licenses	285	286	–	–	144	141
Interregional volume	9,135	9,006	120	136	–	–
Group volume	41,316	41,488	45,588	42,726	15,123	14,549
Segment assets	3,803	3,921	4,956	4,277	1,179	954
Investment in associates	10	3	15	15	62	60
Total segment assets	3,813	3,924	4,971	4,292	1,241	1,014
Unallocated assets						
Total assets						
Segment liabilities	2,860	4,203	2,940	1,650	600	443
Total segment liabilities						
Total equity						
Total liabilities						
Purchase of P, P & E	372	328	254	222	60	25
Purchase of Goodwill	14	24	430	555	34	8
Purchase of other intangible assets	5	7	13	7	2	2
Depreciation of P, P & E	274	290	231	224	45	39
Impairment of P, P & E	5	–	–	3	–	–
Amortisation intangibles	13	16	18	16	4	3
Impairment intangibles	–	–	15	2	–	–

* Includes other revenue of €257 million consolidated in 2005 and €241 million consolidated in 2004.

Africa and the Middle East		Asia-Pacific		Eliminations		Consolidated	
2005	2004	2005	2004	2005	2004	2005	2004
1,049	887	502	471	–	–	10,796	10,062
3	2			(672)	(689)	–	–
1,052	889	502	471	(672)	(689)	10,796	10,062
196	185	65	63	–	–	1,249	1,348
2	2	8	7			34	21
						(139)	(165)
						25	(165)
						(300)	(306)
						869	733
						(108)	(91)
						761	642
11,559	10,786	5,976	5,312			100,521	96,691
679	335	3,779	3,227			13,815	12,163
2,798	2,360	1,047	987			4,274	3,774
–	28	–	–	(9,255)	(9,170)	–	–
15,036	13,509	10,802	9,526	(9,255)	(9,170)	118,610	112,628
1,090	804	381	328			11,409	10,284
16	21	69	35			172	134
1,106	825	450	363			11,581	10,418
						248	359
						11,829	10,777
680	564	235	184			7,315	7,044
						7,315	7,044
						4,514	3,733
						11,829	10,777
116	120	51	24			853	719
45	(23)	(10)	30			513	594
1	2	–	–			21	18
80	56	17	6			647	615
6	–	–	–			11	3
2	1	–	–			37	36
–	–	–	–			15	2

2. Acquisitions and disposal of subsidiaries and joint ventures

There were a number of changes in the scope of the consolidation during the year. The most significant changes with regard to the financial statements are mentioned below.

Acquisitions during the year	% acquired	Acquired and consolidated from
Brauerei Hoepfner, Germany	49.9%	1 January 2005
Fürstlich Fürstenbergische Brauerei, Germany	49.9%	1 January 2005
Würzburger Hofbraü, Germany	28.5%	1 January 2005
Hubauer, Germany	49.9%	1 January 2005
Consolidated Breweries, Nigeria	50.1%	1 January 2005
Jiangsu DaFuHao Breweries Co, Ltd, China	18.4%	1 April 2005 (not consolidated)
Tempo Beverages, Israel	40.0%	1 June 2005
Patra Brewery, Russia	100.0%	1 July 2005
Stepan Razin Brewery, Russia	100.0%	1 August 2005
Baikal Breweries, Russia	100.0%	1 November 2005
Ivan Taranov Breweries, Russia	100.0%	1 December 2005

Acquisitions in 2005 contributed €10 million to operating profit. If all those acquisitions would have been effected as per 1 January 2005, contribution to operating profit would have been €16 million.

Disposals during the year	Deconsolidation from
Brau Union Real Estate, Austria	1 January 2005

Effect of acquisitions and disposals

The total effect of Russian acquisitions had the following effect on Heineken's assets and liabilities.

In millions of EUR	Acquisition 2005
Property, plant & equipment	188
Intangible assets	46
Investments in associates	–
Other investments	2
Deferred tax assets	10
Inventories	29
Trade and other receivables	63
Current investment	–
Minority interests	3
Interest-bearing loans and borrowings	(109)
Employee benefits	–
Provisions	–
Deferred tax liabilities	(15)
Other payables	(80)
Net identifiable assets and liabilities	137
Goodwill on acquisition	393
Consideration paid, satisfied in cash	530
Cash (acquired)/disposed of	(4)
Net cash outflow	526

The fair values of assets and liabilities of our Russian acquisitions have been determined on a provisional basis since not all information was available yet on the date of acquisition. The Goodwill related to the acquisitions amounted €393 million. The amount of goodwill paid relates to expected synergies to be achieved. Synergies to be achieved are a result of a stronger presence in the market and synergies in purchasing, sourcing and selling due to the integration of our activities of the companies in Russia. The strong local market positions will enable us to roll out our national and international brand portfolio.

2. Acquisitions and disposal of subsidiaries and joint ventures continued

Effect of acquisitions and disposal

Other acquisitions and disposals had the following effect on Heineken's assets and liabilities.

In millions of EUR	Acquisitions 2005	Disposal 2005
Property, plant & equipment	89	(253)
Intangible assets	4	–
Investments in associates	5	–
Other investments	(8)	–
Deferred tax assets	2	–
Inventories	24	–
Trade and other receivables	12	(2)
Current investment	–	–
Minority interests	8	–
Interest-bearing loans and borrowings	(21)	–
Employee benefits	(11)	–
Provisions	(20)	1
Deferred tax liabilities	(7)	–
Other payables	(25)	3
Net identifiable assets and liabilities	52	(251)
Goodwill acquisition	120	–
Consideration paid/(received), satisfied in cash	172	(251)
Cash (acquired)/disposed of	2	–
Net cash outflow/(inflow)	174	(251)

The fair values of assets and liabilities of some acquisitions have been determined on a provisional basis, since not all information was available yet on the date of acquisition. The amount of goodwill paid relates to synergies to be achieved. Synergies to be achieved are a result of a stronger presence in the market and synergies in purchasing, sourcing and selling due to the integration of our activities in the region.

The disposals relate to the sale of our real estate business in Austria.

3. Raw materials, consumables and services

In millions of EUR	2005	2004
Raw materials	715	709
Packaging	1,244	1,142
Goods for resale	1,404	1,235
Stock movements	10	(7)
Marketing and selling expenses	1,353	1,192
Transport costs	525	520
Energy and water	218	181
Repair and maintenance	241	233
Other expenses	947	896
	6,657	6,101

4. Personnel expenses

In millions of EUR	2005	2004
Wages and salaries	1,413	1,331
Contributions to defined contribution plans	13	15
Increase in liability defined benefit plans	96	96
Increase in other long-term employee benefits	11	10
Compulsory social security contributions	251	259
Other personnel expenses	396	246
	2,180	1,957

The average number of employees during the year was:

	2005	2004
Netherlands	4,541	4,885
Other Western Europe	12,831	13,583
Central/Eastern Europe	18,211	17,233
The Americas	1,827	1,760
Africa/Middle East	11,897	10,982
Asia/Pacific	1,050	1,024
Heineken N.V. and subsidiaries	50,357	49,467
Other Western Europe	–	–
Central/Eastern Europe	4,824	4,037
The Americas	4,069	3,846
Africa/Middle East	630	583
Asia/Pacific	4,425	3,799
Joint ventures	13,948	12,265
	64,305	61,732

5. Amortisation and depreciation

In millions of EUR	2005	2004
Property, plant & equipment	658	618
Intangible assets	52	38
Total	710	656

6. Other net financing income/(expense)

In millions of EUR	2005	2004
Impairment investments	(6)	(190)
Dividend income	13	11
Exchange rate differences	19	(4)
Other financing income/(expense)	(1)	18
	25	(165)

The impairment of other investments in 2004 relates to Cervejarias Kaiser S.A., Brasil.

7. Income tax expense

Recognised in the income statement

In millions of EUR	2005	2004
Current tax expense		
Current year	326	333
Under/(over) provided in prior years	(14)	10
	312	343
Deferred tax expense		
Origination and reversal of timing differences	(12)	(20)
Reduction in tax rate	(6)	(21)
Benefit of tax losses recognised	6	4
	(12)	(37)
Total income tax expense in income statement	300	306

Profit before tax	1,169	1,039
Income from associates	(34)	(21)
Dividend income	(13)	(11)
Book profit on sale of Whitbread	–	(17)
Impairment other investments	6	190
Taxable profit	1,128	1,180

	%	2005	%	2004
Income tax using corporate tax rate	31.5	354	34.5	407
Effect of tax rates in foreign jurisdictions	(2.5)	(29)	(6.1)	(72)
Effect of permanent non-deductible expenses	2.6	30	2.3	27
Effect of tax incentives	(4.0)	(45)	(4.1)	(48)
Effect of tax losses utilised	0.5	6	0.4	4
Reduction of tax rates	(0.6)	(6)	(1.8)	(21)
(Over)/under provided in prior years	(1.2)	(14)	0.9	10
Other reconciling items	0.3	4	(0.1)	(1)
	26.6	300	26.0	306

Deferred tax credit recognised directly in equity

In millions of EUR	2005	2004
Relating to policy changes	(12)	–
Relating to fair value adjustments	31	–
	19	–

8. Property, plant & equipment

In millions of EUR	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total
Cost					
Balance at 1 January 2004	2,713	4,271	2,534	165	9,683
Changes in consolidation	3	77	10	2	92
Purchases	59	191	281	188	719
Transfer of completed projects under construction	29	75	89	(193)	–
Disposals	(17)	(35)	(120)	–	(172)
Effect of movements in foreign exchange	11	16	18	1	46
Balance at 31 December 2004	2,798	4,595	2,812	163	10,368
Balance at 1 January 2005	2,798	4,595	2,812	163	10,368
Changes in consolidation	(202)	122	(40)	7	(113)
Purchases	59	197	299	298	853
Transfer of completed projects under construction	48	77	82	(207)	–
Disposals	(64)	(82)	(253)	–	(399)
Effect of movements in foreign exchange	86	184	85	10	365
Balance at 31 December 2005	2,725	5,093	2,985	271	11,074
Depreciation and impairment losses					
Balance at 1 January 2004	(1,201)	(2,299)	(1,551)	–	(5,051)
Changes in consolidation	(1)	–	(3)	–	(4)
Depreciation charge for the year	(49)	(246)	(320)	–	(615)
Impairment charge	–	1	(4)	–	(3)
Disposals	(18)	24	100	–	106
Effect of movements in foreign exchange	–	(1)	(27)	–	(28)
Balance at 31 December 2004	(1,269)	(2,521)	(1,805)	–	(5,595)
Balance at 1 January 2005	(1,269)	(2,521)	(1,805)	–	(5,595)
Changes in consolidation	12	71	54	–	137
Depreciation charge for the year	(29)	(288)	(330)	–	(647)
Impairment charge	–	3	(14)	–	(11)
Disposals	(24)	75	190	–	241
Transfer to non-current assets held for sale	–	–	–	–	–
Effect of movements in foreign exchange	(29)	(64)	(39)	–	(132)
Balance at 31 December 2005	(1,339)	(2,724)	(1,944)	–	(6,007)
Carrying amount					
At 1 January 2004	1,512	1,972	983	165	4,632
At 31 December 2004	1,529	2,074	1,007	163	4,773
At 1 January 2005	1,529	2,074	1,007	163	4,773
At 31 December 2005	1,386	2,369	1,041	271	5,067

8. Property, plant & equipment continued

Security

Property, plant & equipment totalling €137 million (2004: €140 million) have been pledged to the authorities in a number of countries as security for the payment of taxation, particularly excise duties on beers, non-alcoholic beverages and spirits and import duties.

Property, plant & equipment under construction

Property, plant & equipment under construction mainly relates to the construction of the new brewery at Seville, Spain. The new bottling hall will come on-stream in 2007 and the new brewery will be fully operational early 2008.

9. Intangible assets

In millions of EUR	Goodwill	Brands and trademarks	Software and Other	Total
Cost				
Balance at 1 January 2004	1,034	168	121	1,323
Changes in consolidation	594	–	3	597
Purchases/internally developed	3	5	10	18
Disposals	–	2	(14)	(12)
Effect of movements in foreign exchange	(4)	–	2	(2)
Balance at 31 December 2004	1,627	175	122	1,924
Balance at 1 January 2005	1,627	175	122	1,924
Changes in consolidation	513	54	(4)	563
Purchases/internally developed	1	3	17	21
Disposals	(1)	–	(2)	(3)
Effect of movements in foreign exchange	12	–	4	16
Balance at 31 December 2005	2,152	232	137	2,521
Depreciation and impairment losses				
Balance at 1 January 2004	–	(1)	(56)	(57)
Amortisation charge for the year	–	(8)	(28)	(36)
Impairment charge	–	(2)	–	(2)
Disposal	–	–	7	7
Effect of movements in foreign exchange	–	–	1	1
Balance at 31 December 2004	–	(11)	(76)	(87)
Balance at 1 January 2005	–	(11)	(76)	(87)
Amortisation charge for the year	–	(8)	(29)	(37)
Impairment charge	(14)	(1)	–	(15)
Disposal	–	–	–	–
Effect of movements in foreign exchange	–	–	(2)	(2)
Balance at 31 December 2005	(14)	(20)	(107)	(141)
Carrying amount				
At 1 January 2004	1,034	167	65	1,266
At 31 December 2004	1,627	164	46	1,837
At 1 January 2005	1,627	164	46	1,837
At 31 December 2005	2,138	212	30	2,380

Impairment loss and subsequent reversal

Impairment tests for cash-generating units containing Goodwill

Goodwill relates to the following Operating Companies:

In millions of EUR	2005	2004
Brau Union (acquisition 2003)	1,115	1,097
Russia	448	55
Compania Cervecerias Unidas (CCU)	320	286
	1,883	1,438
Various other operating companies	255	189
	2,138	1,627

Goodwill has been tested for impairment at 31 December 2005. The recoverable amounts significantly exceed the carrying amount of the operations including goodwill. We have impaired goodwill, except for three operations where an impairment loss of €14 million was charged to the results.

The recoverable amounts of the cash-generating units are based on value-in-use calculations. Those calculations use cash-flow projections based on actual operating results and our three-year business plan extrapolated for the first five-year period. Cash flows for periods after 2010 are extrapolated using inflation plus a low growth rate. The growth rate is consistent with our long-term expected growth rate for the industry per region.

A per cash-generating unit-specific Weighted Average Cost of Capital (WACC) has been used in discounting the projected cash flows.

10. Investment in associates

Heineken has the following investments in associates, direct or indirect through subsidiaries or joint ventures:

	Country	Ownership 2005	Ownership 2004
Cervecerias Costa Rica S.A.	Costa Rica	25.0%	25.0%
Brasserie Nationale d'Haïti	Haïti	23.3%	23.3%
Guinness Ghana Breweries Ltd.	Ghana	20.0%	20.0%
Sierra Leone Brewery	Sierra Leone	42.5%	42.5%
Guinness Anchor Berhad*	Malaysia	10.7%	10.7%
Thai Asia Pacific Brewery Co. Ltd.*	Thailand	14.7%	14.8%
Jiangsu DaFuHao Breweries Co. Ltd.*	China	18.4%	–

*Indirect through joint ventures.

Heineken's share in the profit of associates for the year ended 31 December 2005 was €34 million (2004: €21 million).

11. Investments

In millions of EUR	2005	2004
Non-current other investments		
Debt securities held to maturity	481	506
Equity securities available-for-sale	165	126
	646	632
Current investments		
Equity securities held for trading	23	26

12. Deferred tax assets and liabilities
Recognised deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net	
In millions of EUR	2005	2004	2005	2004	2005	2004
Property, plant & equipment	21	3	381	344	(360)	(341)
Intangible assets	27	26	42	44	(15)	(18)
Other investments	16	11	2	6	14	5
Inventories	4	3	(5)	(8)	9	11
Interest-bearing loans and borrowings	3	1	–	–	3	1
Employee benefits	144	160	5	3	139	157
Provisions	56	47	(4)	(4)	60	51
Other items	65	64	41	67	24	(3)
Tax value of loss carry-forwards recognised	19	22	–	–	19	22
Tax (assets)/liabilities	355	337	462	452	(107)	(115)
Set-off of tax	(69)	(68)	(69)	(68)	–	–
Net tax (assets)/liabilities	286	269	393	384	(107)	(115)

Unrecognised deferred tax assets
Deferred tax assets have not been recognised in respect of the following items:

In millions of EUR	2005	2004
Losses carry-forward not recognised	140	111

The tax losses expire in different years. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which Heineken can utilise the benefits therefrom.

Tax losses

Heineken has, for an amount of €190 million (2004: €198 million), losses carry forward as per 31 December 2005 which expire in the following years:

In millions of EUR	
2006	8
2007	42
2008	42
2009	15
2010	10
After 2010 but not unlimited	33
Unlimited	40
	190
Recognised as deferred tax assets	(50)
Unrecognised tax losses	**140**

Movement in temporary differences during the year

In millions of EUR	Balance 1 January 2005	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Balance 31 December 2005
Property, plant & equipment	(341)	(18)	(16)	15	–	(360)
Intangible fixed assets	(18)	6	–	(3)	–	(15)
Other investments	5	–	–	4	5	14
Inventories	11	–	1	(3)	–	9
Interest-bearing loans and borrowings	1	–	–	–	2	3
Employee benefits	157	1	–	(19)	–	139
Provisions	51	–	2	7	–	60
Other items	(3)	1	(2)	17	11	24
Tax value of loss carry-forwards utilised	22	–	2	(6)	1	19
	(115)	(10)	(13)	12	19	(107)

13. Inventories

In millions of EUR	2005	2004
Raw materials	147	134
Work in progress	83	81
Finished products	191	206
Goods for resale	172	122
Non-returnable packaging	83	61
Other inventories	207	178
	883	782

In millions of EUR	2005	2004
Inventories stated at fair value less costs to sell	**68**	**46**

14. Trade and other receivables

In millions of EUR	2005	2004
Trade receivables due from associates and joint ventures	29	24
Trade receivables	1,435	1,285
Other amounts receivable	218	190
Fair value derivatives	11	–
Prepayments and accrued income	94	147
	1,787	1,646

15. Cash and cash equivalents

In millions of EUR	2005	2004
Bank balances	354	308
Call deposits	231	370
Cash and cash equivalents	585	678
Bank overdrafts	(351)	(517)
Cash and cash equivalents in the statement of cash flows	**234**	**161**

16. Total equity

In millions of EUR	Issued capital	Translation reserve	Legal reserves	Hedging and fair value reserve	Revaluation reserve	Retained earnings	Total equity attributable to equity holders of the parent	Minority interests	Total equity
Balance at 1 January 2004	784	–	114	–	398	1,684	2,980	728	3,708
Effect transition to IFRS	–	–	180	–	(398)	20	(198)	52	(146)
Balance at 1 January 2004 according to IFRS	784	–	294	–	–	1,704	2,782	780	3,562
Net income recognised directly in equity[1]	–	5	3	–	–	(3)	5	4	9
Profit	–	–	80	–	–	562	642	91	733
Transfer to retained earnings	–	–	(28)	–	–	28	–	–	–
Dividends to shareholders	–	–	–	–	–	(173)	(173)	(63)	(236)
Shares issued	–	–	–	–	–	–	–	(2)	(2)
Changes in consolidation	–	–	–	–	–	–	–	(333)	(333)
Balance at 31 December 2004	784	5	349	–	–	2,118	3,256	477	3,733
Balance at 1 January 2005	784	5	349	–	–	2,118	3,256	477	3,733
Net income recognised directly in equity[1]	–	143	25	28	–	(48)	148	58	206
Profit	–	–	80	–	–	681	761	108	869
Transfer to retained earnings	–	–	(62)	–	–	62	–	–	–
Dividends to shareholders	–	–	–	–	–	(196)	(196)	(86)	(282)
Shares issued	–	–	–	–	–	–	–	(1)	(1)
Changes in consolidation	–	–	–	–	–	–	–	(11)	(11)
Balance at 31 December 2005	784	148	392	28	–	2,617	3,969	545	4,514

[1] Net income recognised in equity is explained in the Consolidated statement of recognised income and expense on page 62

Issued capital

In millions of EUR	Ordinary shares 2005	2004
On issue at 1 January	784	784
Issued for cash	–	–
On issue at 31 December – fully paid	784	784

At 31 December 2005 the authorised share capital comprised 489,974,594 ordinary shares (2004: 489,974,594). The ordinary shares have a par value of €1.60.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

Translation reserve
The translation reserve comprises foreign exchange differences arising since 1 January 2004, from the translation of the financial statements of foreign operations of the Company (excluding amounts attributable to minority interests).

Other legal reserves
This reserve relates to the share of profit of participating interests over the distribution of which Heineken does not have control. The movement in the reserve reflects retained profits of participating interests and dividends received.

Hedging and fair value reserve
The reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred and the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

Dividends
After the balance sheet date the Executive Board proposed the following dividends. The dividends have not been provided for.

In millions of EUR	2005	2004
€0.40 per qualifying ordinary share (2004: €0.40)	196	196

17. Earnings per share
Basic earnings per share
The calculation of basic earnings per share at 31 December 2005 was based on the profit attributable to ordinary shareholders (net profit) of €761 million (2004: €642 million) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2005 of 489,974,594 (2004: 489,974,594).

18. Changes in accounting policy
In the current financial year Heineken adopted IAS 32 and IAS 39 Financial instruments. The previous-year figures have not been adapted for comparative purposes, in accordance with the exemption granted by IFRS1.

In 2004 under previous accounting principles, Heineken recorded available-for-sale equity securities at cost and did not recognise derivatives. In accordance with IAS 32 and IAS 39, they should be recognised at fair value.

18. Changes in accounting policy continued
In 2004 under IFRS, Heineken did not recognise derivatives. In accordance with IAS 32 and IAS 39 derivatives should be recognised at fair value.

The changes in accounting policy had the following impact on the opening balance of 1 January 2005.

In millions of EUR	Balance 31 December 2004	Effect of policy change	Balance 1 January 2005
Deferred tax assets	269	9	278
Other investments	632	37	669
Inventories	782	(14)	768
Trade and other receivables	1,646	68	1,714
Non-interest bearing loans and borrowings	(23)	(23)	(46)
Deferred tax liabilities	(384)	(20)	(404)
Trade and other payables	(2,025)	(13)	(2,038)
Recognised directly in equity		(44)	

19. Interest-bearing loans and borrowings
This note provides information about the contractual terms of Heineken's interest-bearing loans and borrowings. For more information about Heineken's exposure to interest rate risk and foreign currency risk, refer to note 23.

Non-current liabilities

In millions of EUR	2005	2004
Non-current liabilities		
Secured bank loans	7	12
Unsecured bank loans	841	1,274
Unsecured bond issues	1,341	1,329
Finance lease liabilities	6	–
	2,195	2,615

Current liabilities

In millions of EUR	2005	2004
Current portion of unsecured bank loans	404	143
Current portion of unsecured bond issues	3	3
Current portion of finance lease liabilities	2	–
Bank overdrafts	351	517
Deposits from third parties	284	273
Other	16	10
	1,060	946

Net interest-bearing debt position

In millions of EUR	2005	2004
Long-term borrowings	2,195	2,615
Bank overdrafts	351	517
Current portion of long-term borrowings	409	146
Deposits from third parties and other short-term interest bearing debt	300	283
	3,255	3,561
Cash and current investments	(608)	(704)
Net interest bearing debt position	2,647	2,857

20. Employee benefits

In millions of EUR	2005	2004
Present value of unfunded obligations	291	422
Present value of funded obligations	2,830	2,176
Fair value of plan assets	(2,268)	(1,843)
Present value of net obligations	853	755
Less: Unrecognised actuarial losses	(285)	(121)
Recognised liability for defined benefit obligations	568	634
Other long-term employee benefits	96	46
	664	680

Liability for defined benefit obligations
Heineken makes contributions to a number of defined benefit plans that provide pension benefits for employees upon retirement in a number of countries being mainly: Netherlands, Greece, Austria, Germany, Italy, France, Spain and Nigeria. In other countries the pension plans are defined contribution plans and/or similar arrangements for employees.

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits and jubilee benefits.

Movements in the net liability for defined benefit obligations recognised in the balance sheet

In millions of EUR	2005	2004
Net liability at 1 January	634	661
Changes in consolidation and reclassification	(29)	–
Effect of movements in foreign exchange	5	–
Contributions paid	(138)	(123)
Expense recognised in the income statement	96	96
Net liability at 31 December	568	634

Expense recognised in the income statement

In millions of EUR	2005	2004
Current service costs	82	80
Interest on obligation	131	132
Expected return on plan assets	(112)	(106)
Effect of any curtailment or settlement	(5)	(10)
	96	96

20. Employee benefits continued

Principal actuarial assumptions at the balance sheet date

	Europe		Americas		Africa Middle East		Asia Pacific	
	2005	2004	2005	2004	2005	2004	2005	2004
Discount rate at 31 December	2.5-6.5	3.5-7.0	5.5-6.5	5.5-6.5	4.5-19	5.5-19	3.5-13	3.5-10
Expected investment yield	3.5-6.6	4-6.6	5.25	6	5	6-17	3.5-11	3.5-11
Future pay increases	1.5-8	2-9	0.5-5	0.5-5	3-17	3-17	3.5-8	3.5-8
Future pension increases	1-3.5	1.5-2.5	3.5	–	2	2	8	8
Medical cost trend rate	1.5	–	5	5	–	–	–	–

21. Provisions

In millions of EUR	Restructuring	Other	Total
Balance at 1 January 2005	195	146	341
Changes in consolidation	–	19	19
Provisions made during the year	116	13	129
Provisions used during the year	(62)	(36)	(98)
Provisions reversed during the year	(14)	(13)	(27)
Translation differences	1	8	9
Balance at 31 December 2005	236	137	373
Non-current part	182	91	273
Current part	54	46	100
	236	137	373

Restructuring

The provision for restructuring of €236 million mainly relates to restructuring programmes in The Netherlands, France, and Spain.

Other provisions

The other provisions include amongst others provisions formed for onerous contracts, surety provided and for lawsuits.

22. Trade and other payables

In millions of EUR	2005	2004
Trade payables due to associates and joint ventures	7	7
Other trade payables	1,042	797
Packaging deposits	334	318
Taxation and social security contributions	281	307
Dividend	31	14
Interest	41	38
Fair value derivatives	62	–
Other payables	208	214
Accruals and deferred income	445	330
	2,451	2,025

23. Financial instruments

Exposure to credit, interest rate and currency risks arise in the normal course of Heineken's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates and interest rates.

Hedging policy

Heineken is exposed to interest rate-, foreign currency- and credit risks on financial instruments. To limit the risks use is made of interest rate derivatives, such as interest rate swaps, forward rate agreements, caps and floors, minimising the effects of interest rate fluctuations on results. In addition, forward exchange contracts and options are used to limit the effects of foreign currency movements on results. Transactions are entered into with a limited number of counter parties with strong credit ratings. Foreign currency and interest rate hedging operations are governed by an internal policy and rules approved and monitored by the Executive Board.

Credit risk

Management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. Heineken does not require collateral in respect of financial assets.

Transactions involving hedging instruments and investments, only allowed in liquid securities, are conducted only with counter parties that have a credit rating of minimal single A or equivalent. Given their high credit ratings, management does not expect any counter party to fail to meet its obligations.

At balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Interest rate risk

In principle, Heineken opts for a 50/50 mix of fixed and variable interest rates in its financing operations, possibly combined with the use of interest rate instruments. The interest rate instruments used are interest rate swaps, forward rate agreements, caps and floors.

Swaps mature over the next years following the maturity of the related loans (refer following table) and have swap rates ranging from 2.1 percent to 5.5 percent.

Heineken classifies interest rate swaps as cash flow hedges and states them at fair value. The fair value of swaps at 1 January 2005 was adjusted against the hedging and fair value reserve at that date.

23. Financial instruments continued

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they re-price.

						2005
In millions of EUR	Average effective interest rate	Total	1 year or less	1-2 years	2-5 years	More than 5 years
Unsecured bond loans:						
Bond loan in EUR	4.47%	498	–	–	498	–
Bond loan in EUR	5.10%	596	–	–	–	596
Bond loan in EUR	5.50%	200	–	–	200	–
Bond loan in CLP	2.00%	50	3	3	9	35
Unsecured bank loans:						
Loans from banks in EUR	2.70%	818	249	21	279	269
Loans from banks in PLN	5.09%	76	11	–	65	–
Loans from banks in CLP	2.97%	98	6	–	39	53
Loans from banks in EGP	10.86%	111	17	29	65	–
Other private loans in various currencies	3.83%	142	121	1	12	8
Finance lease liabilities		8	2	2	3	1
Bank overdrafts		351	351	–	–	–

* These assets/liabilities bear interest at a fixed rate.

In 2005 Heineken amended its existing €1.2 billion revolving credit facility increasing it to be €2.0 billion, extending the tenor to seven years and improving terms and conditions in line with current market conditions. The interest rate was re-negotiated from 0.225 percent to 0.15 percent over Euribor (0.17 percent in years 6 and 7). The enlarged facility also integrates the €581 million facility established by a subsidiary.

At 31 December 2005, an amount of €160 million (2004: €556 million) had been drawn on this amended credit facility.

In millions	Average Effective interest rate	Total	1 year or less	1-2 years	2-5 years	More than 5 years
						2004
Unsecured bond loans:						
Bond loan in EUR	4.47%	498	–	–	–	498
Bond loan in EUR	5.10%	596	–	–	–	596
Bond loan in EUR	5.50%	200	–	–	200	–
Bond loan in CLP	2.01%	38	3	3	4	28
Unsecured bank loans:						
Loans from banks in EUR	3.59%	1,198	86	741	276	95
Loans from banks in PLN	7.11%	53	12	41	–	–
Loans from banks in CLP	3.00%	34	4	17	13	–
Loans from banks in EGP	11.25%	53	4	14	23	12
Other private loans in various currencies	5.29%	79	37	42	–	–
	–	–	–	–	–	–
Bank overdrafts		517	517	–	–	–

23. Financial instruments continued

Foreign currency risk

Heineken is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency. Currencies giving rise to this risk are primarily US Dollars, Singapore Dollars, Nigerian Naira's, Russian Rubles and Polish Zloty.

Heineken hedges 90 percent of its mainly intra-Heineken US Dollar cash flows on the basis of rolling cash flow forecasts. Cash flows in other foreign currencies are hedged on the basis of a rolling cash flow forecast. Heineken uses mainly forward exchange contracts to hedge its foreign currency risk. Most of the forward exchange contracts have maturities of less than one year after the balance sheet date. Where necessary, the forward exchange contracts are rolled over at maturity.

In respect of other monetary assets and liabilities held in currencies other than the functional currency, Heineken ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

Firm commitments and forecasted transactions

Heineken classifies its forward exchange contracts and options, hedging forecasted transactions and firm commitments, as cash flow hedges and states them at fair value. The fair value of forward exchange contracts and options at 1 January 2005 was adjusted against the opening balance of the hedging reserve at that date and retained earnings.

Sensitivity analysis

In managing interest rate and currency risks Heineken aims to reduce the impact of short-term fluctuations on Heineken's earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

A general increase of one percentage point in interest rates would have decreased Heineken's profit in 2005 before tax by approximately €3.3 million. The effect of interest rate swaps have been included in this calculation.

A general increase of one percentage point in the value of the Euro against foreign currencies would have decreased Heineken's profit before tax by approximately €11 million for the year ended 31 December 2005. The effect of the forward exchange contracts have been included in this calculation.

Fair values

The fair values together with their carrying amounts are shown below:

In millions of EUR	Carrying amount 2005	Fair value 2005
Equity securities available-for-sale	165	165
Debt securities held-to-maturity	481	481
Equity securities held-for-trading	23	23
Non-interest-bearing current assets	1,776	1,776
Interest rate swaps:		
Assets	2	2
Liabilities	(8)	(8)
Forward exchange contracts:		
Assets	4	4
Liabilities	(44)	(44)
Forward rate agreements		
Assets	5	5
Liabilities	(10)	(10)
Bonds	(1,344)	(1,415)
Bank loans	(1,252)	(1,258)
Other interest-bearing debt	(300)	(302)
Finance lease liabilities	(8)	(8)
Long-term debts interest-free	(38)	(40)
Non-interest-bearing current liabilities	(2,317)	(2,317)
	(2,865)	(2,946)
Unrecognised losses		81

Fair value has been determined either by reference to the market value at the balance sheet date or by discounting the relevant cash flows using current interest rates for similar instruments.

24. Off-Balance-Sheet Commitments

In millions of EUR	Total	Less than 1 Year	1-5 Years	More than 5 Years	Total 2004
Guarantees to banks for loans (to third parties)	353	245	96	12	313
Other guarantees	65	15	26	24	58
Total guarantees	418	260	122	36	371
Lease & operational lease commitments	172	22	84	66	115
Property, plant & equipment ordered	173	25	148	–	137
Raw material purchase contracts	227	57	170	–	161
Other off-balance sheet obligations	385	76	268	41	487
Off-balance-sheet obligations	957	180	670	107	900
Committed bank facilities	2,341	212	129	2,000	2,123

25. Contingencies

Netherlands

Heineken Nederland, among some other brewers operating in the Netherlands, received a statement of objections from the European Commission, claiming that these brewers entered into concerted practices restricting competition in the Dutch market in the period 1995-1999. Heineken is challenging the allegations of the European Commission and submitted its defence on 24 November 2005.

USA

Heineken USA and Heineken N.V. (and in certain cases other Heineken companies and Heineken Holding N.V.) have been named as defendants in purported 'class action' lawsuits filed in nine states. The lawsuits claim that Heineken companies, along with other producers and distributors of alcohol beverages, have unlawfully advertised and marketed products to underage people. Heineken is defending vigorously against these accusations, as Heineken companies advertise and market their products lawfully to people of legal drinking age.

In 2005, two of the lawsuits were dismissed: the court in the lawsuit pending in the State of Colorado dismissed that case, although the plaintiffs have appealed that ruling, and the plaintiff himself voluntarily dismissed the lawsuit he brought in the State of Florida. Heineken has filed, or will be filing in 2006, motions to dismiss all cases at the initial pleading state.

26. Related parties

Identity of related parties

Heineken also has a related-party relationship with its associates (refer note 11), joint ventures (refer note 31), Heineken Holding N.V., Heineken pension fund and with its Executive Board and the Supervisory Board.

Board remuneration

In millions of EUR	2005	2004
Executive Board	16.7	6.7
Supervisory Board	0.3	0.2
	17.0	6.9

Executive Board

The remuneration of the members of the Executive Board comprises a fixed component and a variable component. The variable component is made up of a Short-Term Incentive Plans and a Long-Term Incentive Plan. The Short-Term Incentive Plan is based on an organic net profit growth target and specific year targets as set by the Supervisory Board. The Long-Term Incentive Plan includes performance share rights and is linked to Heineken's Relative Total Shareholder Return (RTSR) performance in comparison with the TSR performance of a selected peer group.

The performance period for share rights granted in 2005 is from 1 January 2005 to 31 December 2007. The vesting date is five business days after the publication of the annual results of 2007 after which a two-year restriction on the sale of the shares starts. We refer to the separate remuneration report on page 56. In 2005, Mr. J.F.M.L. van Boxmeer was awarded 14,244 performance shares rights and Messrs M.J. Bolland and D.R. Hooft Graafland were awarded 13,250 performance shares rights. At target performance, 100 percent of these shares will vest. At maximum performance 150 percent of these shares will vest.

The costs recognised are measured at grant date using the Monte Carlo model taking into account the terms and conditions of the plan.

As at 31 December 2005, the members of the Executive Board did not hold any of the Company's shares, bonds or option rights, other than under the Long-Term Incentive Plan aforementioned. One of the Executive Board members held 790 shares of Heineken Holding N.V. as at 31 December 2005.

26. Related parties continued

In thousands of EUR	Fixed		Short-term incentive Plan		Long-term incentive Plan bonus		Pension plan		Other deferred benefits		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
J.F.M.L. van Boxmeer[1]	472	358	489	376	46	534	1,581	86			2,588	1,354
M.J. Bolland[1]	418	358	455	376	43	534	1,358	91			2,274	1,359
D.R Hooft Graafland[1]	418	358	455	376	43	349	1,795	93			2,711	1,176
A. Ruys[2]	634	543	618	618	-	897	4,000	148	1,160		6,412	2,206
K. Büche[3]	418	239	376	251	-		980	103	901		2,675	593
Total	2,360	1,856	2,393	1,997	132	2,314	9,714	521	2,061		16,660	6,688

[1] An extra payment over past service was made in anticipation of the new pension policy for the current Executive Board members in effect as of 2006. The retirement age is 65, but individual Executive Board members may retire earlier with a reduced level of benefit. Contribution rates are designed to enable an Executive Board member to retire from the company at the age of 62 with a benefit that represents about 62 percent of the pre-retirement base salary.

[2] Stepped down from the Executive Board on 1 October 2005. Mr. Ruys will be entitled to a monthly salary until 1 July 2007 and a pro rata bonus over 2006. The deferred benefits have been recognised in 2005.

[3] Remuneration since appointment as member of the Executive Board on 1 May 2004. Stepped down from the Executive Board on 1 October 2005. Mr. Büche will be entitled to a monthly salary until 31 December 2006 and a bonus over 2006. The deferred benefits have been recognised in 2005.

Supervisory Board

The individual members of the Supervisory Board received the following remuneration:

In thousands of EUR	2005	2004
C.J.A. van Lede	51	43
J.M. de Jong	45	40
M. Das	45	38
M.R. de Carvalho	43	38
A.H.J. Risseeuw	43	38
J.M.Hessels	43	38
Total	270	235

As at 31 December 2005, the Supervisory Board members did not hold any of the Company's shares, bonds or option rights. Two Supervisory Board members together held 9,500 shares of Heineken Holding N.V. as at 31 December 2005 (2004: 9,500 shares).

Other related-party transactions

There are no significant transactions with associates and joint ventures.

Heineken Holding N.V

In 2005 an amount of €543,000 was paid to Heineken Holding N.V. for management services for the Heineken Group.

27. Group entities

Control of Heineken

The shares and options of the Company are traded on Euronext Amsterdam, where the Company is included in the main AEX index. Pursuant to the Major Holdings in Listed Companies Disclosure Act, Heineken Holding N.V. Amsterdam has disclosed an interest of 50.005 percent in the Company.

A declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2, of the Netherlands Civil Code has been issued with respect to the legal entities established in the Netherlands marked with a ◦ below.

Significant subsidiaries

		Ownership interest	
	Country of incorporation	2005	2004
◦ Heineken Nederlands Beheer B.V	The Netherlands	100%	100%
◦ Heineken Brouwerijen B.V.	The Netherlands	100%	100%
◦ Heineken Nederland B.V.	The Netherlands	100%	100%
◦ Heineken International B.V.	The Netherlands	100%	100%
◦ Heineken Supply Chain B.V.	The Netherlands	100%	100%
◦ Amstel Brouwerij B.V.	The Netherlands	100%	100%
◦ Amstel Internationaal B.V.	The Netherlands	100%	100%
◦ Vrumona B.V.	The Netherlands	100%	100%
◦ Invebra Holland B.V.	The Netherlands	100%	100%
◦ B.V. Beleggingsmaatschappij Limba	The Netherlands	100%	100%
◦ Brand Bierbrouwerij B.V.	The Netherlands	100%	100%
◦ Beheer- en Exploitatiemaatschappij Brand B.V.	The Netherlands	100%	100%
◦ Heineken CEE Holdings B.V.	The Netherlands	100%	100%
◦ Brasinvest B.V.	The Netherlands	100%	100%
◦ Heineken Beer Systems B.V.	The Netherlands	100%	100%
Heineken France S.A.	France	100%	100%
Heineken España S.A.	Spain	98.3%	98.2
Heineken Italia S.p.A	Italy	100%	100%
Athenian Brewery S.A.	Greece	98.8%	98.8%
Brau Union AG	Austria	100%	100%
Grupa Zywiec S.A.	Poland	61.8%	61.8%
Heineken Ireland Ltd. [1]	Ireland	100%	100%
Brau Union Hungary Rt	Hungary	99.5%	85.3%
Heineken Slovensko a.s.	Slovakia	100%	100%
Heineken Switzerland AG	Switzerland	100%	100%
Karlovacka Pivovara d.d.	Croatia	97.5%	94.4%
Mouterij Albert N.V.	Belgium	100%	100%
Ibecor S.A.	Belgium	100%	100%
Affligem Brouwerij BDS N.V.	Belgium	100%	100%
LLC Heineken Brewery	Russia	100%	100%
Dinal LLP	Kazakhstan	99.9%	99.9%
Heineken USA Inc.	United States	100%	100%
Starobrno a.s.	Czech Republic	97.6%	97.6%
Brau Union Romania S.A.	Romania	96.3%	96.3%
Ivan Taranov Breweries Ltd.	Cyprus	100%	-
LLC Combinat named after Stepan Razin	Russia	100%	-
OJSC Patra	Russia	100%	-
OJSC Baikal Brewery Company	Russia	100%	-
LLC Central-European Brewing Company	Russia	100%	100%

27. Group entities continued

	Country of incorporation	Ownership interest 2005	2004
Commonwealth Brewery Ltd.	Bahamas	53.2%	53.2%
Windward & Leeward Brewery Ltd.	St Lucia	72.7%	72.7%
Cervecerias Baru-Panama S.A.	Panama	74.8%	74.8%
Nigerian Breweries Plc.	Nigeria	54.1%	54.1%
Al Ahram Beverages Company S.A.E.	Egypt	99.9%	99.9%
Brasserie Lorraine S.A.	Martinique	83.1%	83.1%
Surinaamse Brouwerij N.V.	Surinam	76.1%	76.1%
Consolidated Breweries Ltd.	Nigeria	50.1%	24.8%
Grande Brasserie de Nouvelle Calédonie S.A.	New Caledonia	87.3%	87.3%
Brasserie Almaza S.A.L.	Lebanon	67.0%	67.0%
Brasseries, Limonaderies et Malteries 'Bralima' S.A.R.L.	R.D. Congo	95.0%	95.0%
Brasseries et Limonaderies du Rwanda 'Bralirwa' S.A.	Rwanda	70.0%	70.0%
Brasseries et Limonaderies du Burundi 'Brarudi' S.A.	Burundi	59.3%	59.3%
Brasseries de Bourbon S.A.	Réunion	85.6%	85.6%
P.T. Multi Bintang Indonesia Tbk.	Indonesia	84.5%	84.5%

[1] In accordance with article 17 of the Republic of Ireland Companies (Amendment) Act 1986, the Company issued an irrevocable guarantee for the year ended 31 December 2005 regarding the liabilities of Heineken Ireland Ltd. and Heineken Ireland Sales Ltd., as referred to in article 5(c) of the Republic of Ireland Companies (Amendment) Act 1986.

28. Interests in joint ventures
Heineken has interests in the following joint ventures:

	Country of incorporation	Ownership interest 2005	2004
BrauHolding International GmbH & Co KGaA	Germany	49.9%	49.9%
Zagorka Brewery A.D.	Bulgaria	49.0%	49.0%
Pivara Skopje A.D	Macedonia	27.6%	27.6%
Brasseries du Congo S.A.	Congo	50.0%	50.0%
Asia Pacific Breweries (Singapore) Pte.Ltd.	Singapore	41.9%	42.1%
Shanghai Asia Pacific Brewery Ltd.	China	44.6%	44.7%
Hainan Asia Pacific Brewery Ltd.	China	46.0%	46.1%
South Pacific Brewery Ltd.	Papua New Guinea	31.8%	31.9%
Vietnam Brewery Ltd.	Vietnam	25.2%	25.3%
Cambodia Brewery Ltd.	Cambodia	33.5%	33.7%
DB Breweries Ltd.	New Zealand	41.9%	42.1%
Compania Cervecerias Unidas S.A.	Chile	32.1%	30.8%
Tempo Beverages Ltd.	Israel	40.0%	–
United Breweries Lanka Ltd.	Sri Lanka	25.3%	–

Via joint ventures Heineken is able to govern the financial and operating policies of the above-mentioned companies. Consequently, Heineken proportionally consolidates these companies.

Reporting date
The reporting date of the financial statements of all Group entities and joint ventures disclosed are the same as for the Company, except for: Asia Pacific Breweries (Singapore) Pte. Ltd., Shanghai Asia Pacific Brewery Ltd., Hainan Asia Pacific Brewery Ltd., South Pacific Brewery Ltd., Vietnam Brewery Ltd. and Cambodia Brewery Ltd., which have a 30 September reporting date.

Included in the consolidated financial statements are the following items that represent Heineken's interests in the assets and liabilities, revenues and expenses of the joint venture:

In millions of EUR	2005	2004
Non-current assets	958	744
Current assets	489	334
Non-current liabilities	(333)	(199)
Current liabilities	(381)	(285)
Net assets	733	594
Revenue	1,125	889
Expenses	(1,009)	(783)
Operating Profit	116	106

29. Subsequent event
There are no significant subsequent events to report until 21 February 2006

30. Explanation of transition to IFRS
As stated in the basis of preparation, these are Heineken's first consolidated financial statements prepared in accordance with IFRS.

The accounting policies have been applied in preparing the financial statements for the year ended 31 December 2005, the comparative information presented in these financial statements for the year ended 31 December 2004 and in the preparation of an opening IFRS balance sheet at 1 January 2004 (Heineken's date of transition).

In preparing its opening IFRS balance sheet, Heineken has adjusted amounts reported previously in financial statements prepared in accordance with its former basis of accounting (Dutch GAAP). An explanation of how the transition from previous GAAP to IFRS has affected Heineken's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

30. Explanation of transition to IFRS continued

Reconciliation balance sheet as at 1 January 2004 and 31 December 2004

In millions of EUR	1 January 2004 Previous GAAP	1 January 2004 Effect transition to IFRS	1 January 2004 IFRS	31 December 2004 Previous GAAP	31 December 2004 Effect transition to IFRS	31 December 2004 IFRS
Assets						
Property, plant & equipment[1]	4,995	(363)	4,632	5,127	(354)	4,773
Intangible assets[2]	1,151	115	1,266	1,720	117	1,837
Investments in associates and other investments[3]	944	(7)	937	762	4	766
Deferred tax assets[4]	18	268	286	17	252	269
Total non-current assets	7,108	13	7,121	7,626	19	7,645
Inventories[5]	834	–	834	779	3	782
Trade and other receivables[6]	1,379	327	1,706	1,309	337	1,646
Investment	76	(51)	25	76	(50)	26
Cash and cash equivalents[7]	1,340	50	1,390	628	50	678
Total current assets	3,629	326	3,955	2,792	340	3,132
Total assets	10,737	339	11,076	10,418	359	10,777
Total equity attributable to equity holders of the parent	2,980	(198)	2,782	3,379	(123)	3,256
Minority interest	728	52	780	483	(6)	477
Total equity	3,708	(146)	3,562	3,862	(129)	(3,733)
Liabilities						
Interest-bearing loans and borrowings	2,669	–	2,669	2,619	(4)	2,615
Other non-current liabilities	22	–	22	23	–	23
Employee benefits	708	–	708	680	–	680
Provisions[8]	406	(58)	348	341	(43)	298
Deferred tax liabilities[4]	315	166	481	227	157	384
Total non-current liabilities	4,120	108	4,228	3,890	110	4,000
Interest-bearing loans and borrowings and bank overdraft	1,093	–	1,093	951	(5)	946
Trade and other payables[9]	1,713	322	2,035	1,685	340	2,025
Tax payable	103	–	103	30	–	30
Provisions	–	55	55	–	43	43
Total current liabilities	2,909	377	3,286	2,666	378	3,044
Total liabilities	7,029	485	7,514	6,556	488	7,044
Total equity, minority interest and liabilities	10,737	339	11,076	10,418	359	10,777

Notes to the reconciliation balance sheet as at 1 January 2004

1 Property, plant & equipment are €363 million lower due to the change from statement at estimated replacement cost to historical cost.

2 Intangible Assets show a net increase of €115 million under IFRS representing, on the one hand, €165 million, being the value of brands acquired via the Brau Union transaction and reclassified from goodwill, less on the other hand, the impact on goodwill of the recognition of the deferred tax liability and the share of the brand value attributable to minority interests.

3 Investments are €7 million lower primarily due to reclassifications.

4 Deferred Tax Assets and Liabilities are now reported as separate items on the balance sheet while previously these amounts were netted. The net deferred tax liability under Dutch GAAP has been reduced as a result of the change to statement at historical cost of property, plant & equipment and the recognition of deferred tax assets. On the other hand the net deferred tax liability under Dutch GAAP has been increased due to the recognition of brands. When implementing IFRS, Heineken has only netted those tax assets and liabilities where there is a legally enforceable right to net the assets and liabilities.

5 The impact on Inventories is zero because the change from estimated replacement cost to historical cost is compensated by the reclassification of certain returnable packaging materials from property, plant & equipment assets to inventories.

6 The increase in Trade and other receivable of €327 million is mainly due to the reclassification of the liability for refundable deposits received from customers on returnable packaging to other current liabilities. Under Dutch GAAP, this liability was netted with the receivables.

7 Cash and cash equivalents. An amount of €50 million, which was classified under securities under Dutch GAAP, has been reclassified to cash and cash equivalents.

8 Provisions. The decrease is due to reclassification of the short-term part of provisions to current liabilities.

9 The increase in Trade and other payables is primarily due to the reclassification from receivables of the liability for refundable deposits received from customers on returnable packaging to creditors and other liabilities.

30. Explanation of transition to IFRS continued

Notes to the reconciliation balance sheet as at 31 December 2004.

1 Property, plant & equipment are €354 million lower due to the change from statement at estimated replacement cost to historical cost.

2 Intangible assets show a net increase of €117 million under IFRS representing, on the one hand, €165 million, being the value of brands acquired via the Brau Union transaction and reclassified from goodwill, less on the other hand, the impact on goodwill of the recognised deferred tax liability. Finally, amortisation under IFRS is lower as goodwill is not amortised (€81 million), which is partially compensated by the amortisation of brands (€8 million).

3 Investments are €4 million higher primarily due to reclassifications.

4 Deferred tax assets and liabilities are now reported as separate items on the balance sheet while previously these amounts were netted. When implementing IFRS, Heineken has only netted those tax assets and liabilities were there is a legally enforceable right to net the assets and liabilities. The net deferred tax liability under Dutch GAAP has been reduced as a result of the change to statement at historical cost of property, plant & equipment and the recognition of deferred tax assets. On the other hand the net deferred tax liability under Dutch GAAP has been increased due to the recognition of brands.

5 Inventories are slightly higher due to the combination of the change from estimated replacement cost to historical cost and the reclassification of some returnable packaging materials from property, plant & equipment to inventories.

6 The increase in Trade and other receivables of €337 million is mainly due to the reclassification of the liability for refundable deposits received from customers on returnable packaging to other current liabilities. Under Dutch GAAP, this liability was netted with the receivables.

7 Cash and cash equivalents. An amount of €50 million, which was classified under securities under Dutch GAAP, has been reclassified to cash and cash equivalents.

8 Provisions. The decrease is due to reclassification of the short-term part of provisions to current liabilities.

9 The increase in Trade and other payables is primarily due to the reclassification from receivables of the liability for refundable deposits received from customers on returnable packaging to creditors and other liabilities.

Reconciliation of total equity attributable to equity holders of the parent

In millions of EUR	
Dutch GAAP as of 1 January 2004	2,980
Impact IFRS (net of taxes)	
Property, plant & equipment	(244)
Inventories	(5)
Other	6
Deferred tax assets	45
IFRS 1 January 2004	2,782

In millions of EUR	
Dutch GAAP as of 1 January 2005	3,379
Impact IFRS (net of taxes)	
Property, plant & equipment	(277)
Inventories	(5)
Other	9
Deferred tax assets	45
Profit	105
IFRS as of 1 January 2005	3,256

Reconciliation consolidated income statement 2004

In millions of EUR	Dutch GAAP	IFRS adjustments (unaudited)	IFRS (unaudited)
Revenue[1]	10,005	57	10,062
Raw materials, consumables and services[2]	6,027	74	6,101
Personnel expenses	1,957	–	1,957
Amortisation and depreciation[3]	773	(117)	656
Total expenses	8,757	(43)	8,714
Operating profit	1,248	100	1,348
Interest income[4]	47	31	78
Interest expenses	(227)	(16)	(243)
Other net financing income/(expense)	29	(4)	25
Impairment financial assets	(190)	–	(190)
Net financing costs[5]	(341)	11	(330)
Share of profit of associates[4]	21	–	21
Profit before tax	928	111	1,039
Income tax expense[6]	(306)	–	(306)
Profit	622	111	733
Attributable to:			
Minority interest	85	6	91
Equity holders of the parent (net profit)	**537**	**105**	**642**

30. Explanation of transition to IFRS continued

Notes to the reconciliation consolidated income statement 2004

1 The increase in revenue as a result of the change to IFRS is €57 million for the full year and is primarily the result of a reclassification of certain sales proceeds, rental income and sale of by-products, which were netted with the corresponding costs under Dutch GAAP. These items are now included in 'Other revenue', which is part of revenue. These items are partially offset by the reclassification, from revenue to net financing costs, of interest received on loans to on-premise outlets.

2 The increase is explained by the items mentioned in note 1.

3 The decrease in depreciation and amortisation is for €40 million due to the lower valuation of property, plant & equipment and for €81 million to the termination of amortisation of goodwill, while the capitalisation and amortisation of brands adds €8 million. Other effects amount to €4 million.

4 Share of profit of associates remains unchanged. The €190 million impairment taken on Cervejerias Kaiser, the capital gain on sales of Whitbread shares of €17 million and dividend income received from participating interests carried at cost (€12 million) are in other net financing income and impairment of financial assets.

5 The adjustment to net financing costs amounts to €11 million as the interest received on loans to on-premise outlets has been reclassified from net revenue to net financing costs. Also the realised and unrealised foreign currency results are now reported under net financing costs rather than other fixed costs.

6 The net impact on taxation under IFRS is zero, despite a profit before taxation, which is €111 million higher. The most significant part of the increase in profit is a result of the absence of goodwill amortisation (€81 million) under IFRS. Most of the goodwill amortisation was already considered under Dutch GAAP to be non-deductible for tax purposes, meaning that the cancellation of the amortisation charge has therefore little effect on taxation.

A higher tax charge, due to higher profit under IFRS and the reduction of the recognised deferred tax asset is offset with €20 million exceptional, non-recurring tax benefits mainly due to the release of deferred tax liabilities related to the recognition of brands under IFRS. In 2004 lower corporate income tax rates were enacted in a number of countries and as a result the additional deferred tax liability recognised for brands under IFRS is carried at the lowered tax rates and released through the income statement in 2004.

Condensed Cash Flow Statement 1 January 2004 – 31 December 2004

In millions of EUR	Dutch GAAP	IFRS adjustments (unaudited)	IFRS (unaudited)
Cash flow from operating activities[1]	1,520	91	1,611
Dividends paid[2]	(243)	243	–
Cash flow from operating activities less dividends paid	1,277	334	1,611
Cash flow from investing activities[1]	(1,671)	(124)	(1,795)
Cash flow from financing activities[2]	(125)	(241)	(366)
Net Cash Flow	(519)	(31)	(550)
Other movements	(31)	31	–
Movement in cash	(550)	–	(550)
Funds as of 1 January 2004[3]			
Cash and cash equivalents	1,340	50	1,390
Securities	76	(76)	–
Bank overdrafts	(679)	–	(679)
Total	737	(26)	711
Funds as of 31 December 2004[3]			
Cash and cash equivalents	628	50	678
Securities	76	(76)	–
Bank overdrafts	(517)	–	(517)
Total	187	(26)	161
Movement in cash	(550)	–	(550)

[1] Cash flow from operating activities under IFRS is €91 million higher. This is primarily due to the reclassification of the depreciation on loans to on-premise outlets from investing activities to the cash flow from operating activities.

[2] Dividends paid to Heineken N.V. shareholders and minorities are classified in the cash flow from financing activities under IFRS.

[3] The definition of funds has been changed. Under IFRS securities are not included in funds any more, but this has no impact on the cash flow under IFRS.

112. Heineken N.V. balance sheet

Before appropriation of profit as at 31 December 2005

In millions of EUR	Note	2005	2004
Fixed assets			
Financial fixed assets	31	5,319	4,372
Total fixed assets		5,319	4,372
Trade and other receivables		1	40
Cash and cash equivalents		41	86
Total current assets		42	126
Total assets		5,361	4,498

Equity			
Issued capital		784	784
Legal reserves		392	349
Other reserves		176	5
Retained earnings		1,856	1,476
Net profit		761	642
Total equity	32	3,969	3,256
Liabilities			
Interest-bearing loans and borrowings	33	1,254	1,212
Deferred tax liabilities		–	–
Total non-current liabilities		1,254	1,212
Interest-bearing loans and borrowings		68	–
Trade and other payables		32	30
Tax payable		38	–
Total current liabilities		138	30
Total liabilities		1,392	1,242
Total equity and liabilities		5,361	4,498

Heineken N.V. income statement

In millions of EUR	Note	2005	2004
Shares in result of participating interests, after taxation		743	658
Other revenues and expenses after tax		18	(16)
Net profit	36	761	642

Accounting policies for the valuation of assets and liabilities and for the determination of results

General

The Company financial statements have been prepared in accordance with the provisions of Part 9, Book 2, of the Netherlands Civil Code. The Company uses the option of Article 362.8 of Part 9, Book 2, of the Netherlands Civil Code to prepare the Company financial statements, using the same accounting policies as in the consolidated financial statements. Valuation is based on recognition and measurement requirements of accounting standards adopted by the EU (i.e., only IFRS that are adopted for use in the EU at the date of authorisation) as explained further on page 66 to 77 of the notes to the consolidated financial statements.

The Company presents a condensed income statement, using the facility of Article 402 of Part 9, Book 2, of the Netherlands Civil Code.

Financial fixed assets

Participating interests over which significant influence is exercised are stated on the basis of the equity method. Results on asset and liability transactions between the Company and it's participating interests as well as transactions between participating interests are not recognised when considered as non-realised.

Change in accounting policies

As a consequence of the application of IFRS accounting policies, the Company has applied a change in accounting policies. This change is initiated by use of the option of Article 362.8 of Part 9, Book 2, of the Netherlands Civil Code.

The retrospective accounted for effect of the change in accounting policies affected equity and profit. The effect on total equity as per 1 January 2004 and 31 December 2004 amounts to €198 million and €123 million negative respectively. The impact on the 2004 profit amounts to €105 million positive. For comparative purposes the previous year figures have been restated except for IAS 32 and IAS 39 financial instruments.

For more detail, please refer to note 18 and 30 of the consolidated financial statements in which the transition to IFRS is explained.

31. Financial fixed assets

In millions of EUR	Participating interest	Loans to participating interest	Total
Balance as at 1 January 2004	808	2,837	3,645
Change in accounting policy (application IFRS)	(198)	–	(198)
Balance at 1 January 2004	610	2,837	3,447
Profit of participating interests	658	–	658
Dividend payments by participating interests	(322)	322	–
Effect of movements in foreign exchange	5	–	5
Other movements	(1)	263	262
Balance as at 31 December 2004	950	3,422	4,372
Balance as at 1 January 2005	950	3,422	4,372
Change in accounting policies IAS 32/39	44	–	44
Profit of participating interests	743	–	743
Dividend payments by participating interests	(244)	244	–
Effect of movements in foreign exchange	143	–	143
Other movements	(38)	55	17
Balance as at 31 December 2005	1,598	3,721	5,319

32. Total equity

Capital and reserves In millions of EUR	Issued capital	Translation reserve	Legal reserves	Hedging and fair value reserve	Revaluation reserve	Retained earnings	Net profit	Total equity
Balance at 1 January 2004	784	–	114	–	398	886	798	2,980
Change in accounting policy (application IFRS)	–	–	180	–	(398)	20	–	(198)
Balance at 1 January 2004 according to IFRS	784	–	294	–	–	906	798	2,782
Net income recognised directly in equity[1]	–	5	3	–	–	(3)	–	5
Profit	–	–	80	–	–	(80)	642	642
Transfer to retained earnings	–	–	(28)	–	–	826	(798)	–
Dividends to shareholders	–	–	–	–	–	(173)	–	(173)
Balance at 31 December 2004	784	5	349	–	–	1,476	642	3,256

[1] Net income recognised directly in equity is explained in the consolidated statement of income and expense.

32. Total equity continued

Capital and reserves In millions of EUR	Issued capital	Translation reserve	Legal reserves	Hedging and fair value reserve	Revaluation reserve	Retained earnings	Net profit	Total equity
Balance at 1 January 2005	784	5	349	–	–	1,476	642	3,256
Net income recognised directly in equity[1]	–	143	25	28	–	(48)	–	148
Profit[2]	–	–	80	–	–	(80)	761	761
Transfer to retained earnings	–	–	(62)	–	–	704	(642)	–
Dividends to shareholders	–	–	–	–	–	(196)	–	(196)
Balance at 31 December 2005	784	148	392	28	–	1,856	761	3,969

[1] Net income recognised directly in equity is explained in the consolidated statement of income and expense.

[2] Included is the effect of the change in accounting policy due to the application of IAS 32/39 amounting to €44 million).

33. Interest-bearing loans and borrowings

Terms and debt repayment schedule

In millions of EUR	Total	1 year or less	1-2 years	2-5 years	More than 5 years	2004
Unsecured						
Bond loan from credit institutions, in EUR, average effective interest rate 4.47%	498	–	–	498	–	498
Bond loan from credit institutions, in EUR, average effective interest rate 5.10%	596	–	–	–	596	596
Loans from credit institutions, in EUR, average effective interest rate 4.37%	160	–	–	–	160	118
	1,254	–	–	498	756	1,212

34. Off-balance-sheet commitments

		2005		2004
	Third parties	Group companies	Third parties	Group companies
Declarations of joint and several liability	–	920	–	855

Fiscal unity

The Company is part of the fiscal unity of Heineken in the Netherlands. Based on this the Company is liable for the tax liability of the fiscal unity in the Netherlands.

35. Other disclosures
Remuneration
We refer to note 26 of the Consolidated Financial Statements for the remuneration and the incentives of the Executive board members and the Supervisory Board.

Participating interests
For the list of direct and indirect participating interests, we refer to notes 10, 27 and 28 to the consolidated financial statements.

36. Reconciliation IFRS Company income statement
The effect of the change in accounting policy in the Company income statement 2004 can be shown as:

In millions of EUR	Dutch GAAP	Effect of transition to IFRS accounting policies	Dutch GAAP with IFRS accounting policies
Share of profit of participating interests	553	105	658
Other revenues and expenses after tax	(16)	–	(16)
Profit	537	105	642

Amsterdam, 21 February 2006	Supervisory Board		Executive Board
	Van Lede	de Carvalho	Van Boxmeer
	De Jong	Risseeuw	Bolland
	Das	Hessels	Hooft Graafland

Auditors' report

Introduction
We have audited the financial statements of Heineken N.V., Amsterdam, for the year 2005 as set out on pages 61 to 117. These financial statements consist of the consolidated financial statements and the Company financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion with respect to the consolidated financial statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company as at 31 December 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Opinion with respect to the Company financial statements
In our opinion, the Company financial statements give a true and fair view of the financial position of the Company as at 31 December 2005 and of the result for the year then ended in accordance with accounting principles as generally accepted in the Netherlands and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Furthermore we have established to the extent of our competence that the report of the Executive Board as set out on pages 08 to 55, is consistent with the financial statements.

Amsterdam, 21 February 2006
KPMG ACCOUNTANTS N.V.
W.E. van Hulsenbeek RA

Appropriation of profit
Article 12, paragraph 7, of the Articles of Association stipulates:

'Of the profits, payment shall first be made, if possible, of a dividend of six percent of the issued part of the authorised share capital. The amount remaining shall be at the disposal of the General Meeting of Shareholders.'

It is proposed to appropriate €196 million of the profit for payment of dividend and to add €565 million to the retained profits.

Special rights pursuant to the Articles of Association
Article 7, paragraph 2, of the Articles of Association reads: 'The members of the Executive Board and of the Supervisory Board shall be appointed by the General Meeting of Shareholders from a binding nomination of at least two persons to be made by the Supervisory Board for each appointment.'

Heineken N.V. is not a 'structuurvennootschap' within the meaning of Sections 152-164 of the Netherlands Civil Code. Heineken Holding N.V., a company listed on Euronext Amsterdam, holds 50.005 percent of the shares of Heineken N.V.

Authorised capital
The Company's authorised capital amounts to €2.5 billion.

Investor Relations

Heineken takes a proactive role in maintaining an open dialogue with shareholders and bondholders, providing accurate and complete information in a timely and consistent way. We do this through press releases, the annual report, presentations, webcasts, regular briefings and open days with analysts, fund managers and shareholders.

Ownership structure

Heineken Holding N.V. owns a 50.005 percent interest in Heineken N.V. The shares of both companies are listed on Euronext Amsterdam and options of both shares are traded on Euronext.Liffe. L'Arche Holding SA, a Swiss company owned by the Heineken family, holds a 50.005 percent interest in Heineken Holding N.V.

Standing at the head of the Heineken Group, Heineken Holding N.V. is no ordinary holding company. Since its formation in 1952, the Holding objective pursuant to its Articles of Association has been to manage and/or supervise the Heineken Group and to provide services to the Group.

The role the Holding has performed for the Group since 1952 has been to safeguard its continuity, independence and stability and create conditions for controlled, steady growth of the Group's activities. This stability has enabled the Heineken Group to rise to its present position as the brewer with the widest international presence and one of the world's largest brewing groups.

Every Heineken N.V. share held by Heineken Holding N.V. is matched by one share issued by Heineken Holding N.V. The net asset value of one Heineken Holding N.V. share is therefore identical to the net asset value of one Heineken N.V. share. The dividend payable on the two shares is also identical. Historically, however, Heineken Holding N.V. shares have traded at a lower price due to technical factors that are market-specific.

Shares and options

Heineken N.V.

Heineken N.V. shares are traded on Euronext Amsterdam, where the Company is included in the main AEX Index. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA.NA and HEHN.NA and on the Reuters Equities 2000 Service under HEIA.AS and HEHN.AS. The ISIN code is NL0000009165. Options on Heineken N.V. shares are listed on Euronext.Liffe. Additional information is available on the website: www.heinekeninternational.com.

Heineken N.V. share price
In EUR



2001 34.07
2002 29.76
2003 24.15
2004 24.53
2005 26.78

Dividend per share
In EUR cents
after restatement for recapitalisation and share split



1996 0.16
1997 0.16
1998 0.20
1999 0.26
2000 0.26
2001 0.32
2002 0.32
2003 0.32
2004 0.40
2005 0.40

In 2005, the average daily volume of trade was 1,223,626 shares. Heineken N.V. is not a 'structuurvennootschap' within the meaning of the Netherlands Civil Code. Consequently, decisions on all important matters are taken by the General Meeting of Shareholders.

Market capitalisation
On 31 December 2005, there were 489,974,594 shares of €1.60 nominal value in issue.
On 31 December 2004, there were 489,974,594 shares of €1.60 nominal value in issue. At a closing price of €26.78 on 30 December 2005, the market capitalisation of Heineken N.V. on balance sheet date was €13.122 billion.

Year-end price	€26.78	30 December 2005
High	€27.85	10 October 2005
Low	€24.51	6 May 2005

Rules concerning insider dealing
Within Heineken N.V. there are established rules governing the disclosure of transactions in shares of Heineken N.V. and Heineken Holding N.V. that are applicable to the members of the Supervisory Board and the Executive Board, to other managers and staff who might be in possession of price-sensitive information and to a number of external parties.

Major Holdings in Listed Companies Disclosure Act
Pursuant to the Major Holdings in Listed Companies Disclosure Act, Heineken Holding N.V., Amsterdam, has disclosed an interest of 50.005 percent in Heineken N.V.

Right to add agenda items
Shareholders who, alone or together, represent at least 1 percent of Heineken N.V.'s issued capital or hold shares with a market value of €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by Heineken N.V. at least 60 days before the date of the General Meeting of Shareholders. Heineken N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the Company's material interest.

Heineken Holding N.V.
The ordinary shares of Heineken Holding N.V. are traded on Euronext Amsterdam. The shares are listed under ISIN code NL0000008977. Options on ordinary shares of Heineken Holding N.V. are traded on Euronext.Liffe. In 2005, the average daily volume of trade was 155,379 shares. Heineken Holding N.V. is not a 'structuurvennootschap' within the meaning of the Netherlands Civil Code. Consequently, decisions on all important matters are taken by the General Meeting of Shareholders.

Heineken N.V. share price
In EUR, Euronext Amsterdam
after restatement for recapitalisation and share split



1996 13.99
1997 15.87
1998 33.05
1999 30.75
2000 42.24
2001 34.07
2002 29.76
2003 24.15
2004 24.53
2005 26.78
0 10 20 30 40 50
share price range
closing price

Average trade in 2005: 1,223,626 shares per day

Heineken Holding N.V. share price
In EUR, Euronext Amsterdam
after restatement for recapitalisation and share split



1996 12.54
1997 14.50
1998 26.14
1999 22.37
2000 28.80
2001 25.60
2002 22.12
2003 21.70
2004 22.25
2005 24.82
0 10 20 30 40 50
share price range
closing price

Average trade in 2005: 155,379 shares per day

Market capitalisation
On 31 December 2005, the following numbers of shares were in issue:
245,011,848 ordinary shares of €1.60 nominal value and 250 priority shares of €2.00 nominal value.

On 31 December 2004, the following numbers of shares were in issue:
241,730,598 A shares of €1.60 nominal value
3,281,250 B shares of €1.60 nominal value
250 priority shares of €2.00 nominal value.

At a closing price of €24.82 on 30 December 2005 the market capitalisation of Heineken Holding N.V. was €6.1 billion as at balance sheet date.

Year-end price	€24.82	30 December 2005
High	€25.74	10 October 2005
Low	€21.92	6 January 2005

Rules concerning insider dealing
Within Heineken Holding N.V. there are established rules governing the disclosure of transactions in shares of Heineken N.V. and Heineken Holding N.V. that are applicable to the members of the Board of Directors and to those directly involved in the company.

Major Holdings in Listed Companies Disclosure Act
Pursuant to the Major Holdings in Listed Companies Disclosure Act, L'Arche Holding S.A. has disclosed an interest of 50.005 percent and Greenfee B.V. has disclosed an interest of 6.8 percent in Heineken Holding N.V.

Right to add agenda items
Shareholders who, alone or together, represent at least 1 percent of Heineken Holding N.V.'s issued capital or hold shares with a market value of €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders.

Requests to place items on the agenda must be received by Heineken Holding N.V. at least 60 days before the date of the General Meeting of Shareholders. Heineken Holding N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

Share distribution comparison year on year Heineken N.V. shares*
Based on Free float: Excluding shares of Heineken Holding N.V. in Heineken N.V.



Institutional
Retail

Based on 245.0 million shares in free float

North America	45.8%
UK/Ireland	7.1%
Netherlands	10.4%
Europe (ex. Netherlands)	13.8%
Rest of the world	0.3%
Undisclosed	22.6%

Share distribution comparison year on year Heineken Holding N.V. shares*
Based on Free float: Excluding shares of L'Arche Holding S.A. and Greenfee B.V. in Heineken Holding N.V.



Institutional
Retail

Based on 105.8 million shares in free float

North America	56.0%
UK/Ireland	15.8%
Netherlands	14.8%
Europe (ex. Netherlands)	12.6%
Rest of the world	–
Undisclosed	0.8%

*Source: Taylor Rafferty; based on best estimate 31 December 2005

Financial calendar in 2006 for both Heineken N.V. and Heineken Holding N.V.

Announcement of 2005 results	22 February
Publication of annual report	23 March
Annual General Meeting of Shareholders, Amsterdam	20 April
Quotation ex-final dividend	24 April
Final dividend payable	8 May
Announcement of half-year results	6 September
Quotation ex-interim dividend	7 September
Interim dividend payable	20 September

Bonds

Heineken N.V. bonds are listed at the Luxembourg Stock Exchange. Two bond loans were issued on 4 November 2003. One was issued for €500 million with a coupon interest rate of 4.375 percent, maturing on 4 February 2010 and listed under ISIN code XS0179266597.

Another one was issued for €600 million with a coupon interest rate of 5.00 percent, maturing on 4 November 2013 and listed under ISIN code XS0179266753.

Contacting Heineken N.V. and Heineken Holding N.V.

Further information on Heineken N.V. is obtainable from the Group Corporate Relations and/or Investor Relations department, telephone +31 20 523 92 39 or by e-mail: investors@heineken.com.

Further information on Heineken Holding N.V. is obtainable by telephone +31 20 622 11 52 or fax +31 20 625 22 13. Information is also obtainable from the Investor Relations department, telephone 020-523 92 39 or by e-mail: investors@heineken.com.

The website www.heinekeninternational.com also carries further information about both Heineken N.V. and Heineken Holding N.V.

As at 1 January 2006
Export offices are not shown

Reach

1. Western Europe
Heineken is Western Europe's largest and leading beer brewer. We have market leadership positions in the Netherlands, Spain and Italy and we are the number two player in France, Ireland and Switzerland. Heineken, and in some cases Amstel, are also brewed under licence or imported into several other Western European markets.

2. Central and Eastern Europe
Brau Union is Heineken's Central European operating company and the largest brewing group in Central Europe, leading in Poland, Austria, Romania, Slovakia, Bulgaria and Macedonia. Brau Union has also strong market positions in Hungary, Croatia and the Czech Republic. As one of the results of the new management structure, this region now includes Germany and Greece as well, which were previously reported in Western Europe. A number of acquisitions in the past have strengthened our position in Germany.

3. The Americas
Heineken has built a strong position in the Americas, with exports to the United States, Central America and the Caribbean. Heineken also owns a number of breweries in the Caribbean and Central America and has interests in and licensing agreements with several breweries in Central and South America. The agreement of Heineken USA and FEMSA Cerveza in Mexico has made Heineken the exclusive national importer, marketer and seller of FEMSA's brands.Our interest in CCU has strengthened our position in Chile and Argentina.

4. Africa and the Middle East
Heineken has owned breweries and has enjoyed substantial market positions in several African countries for more than 50 years. In Africa we brew a variety of local brands and in some countries Heineken and Amstel beer are also brewed locally. Most of the operating companies also produce and market soft drinks. In South Africa, Amstel is brewed and distributed under licence.

5. Asia Pacific
Underpinning our position in the region is our Singapore-based joint-venture with Fraser & Neave, Heineken-Asia Pacific Breweries (Heineken-APB). It operates twenty-three breweries in Singapore, Malaysia, Thailand, Vietnam, Cambodia, China, New Zealand, Papua New Guinea and Sri Lanka. Heineken is brewed at several of Heineken-APB's breweries throughout the region. In addition, we have our own breweries in Indonesia and on New Caledonia. We also import Heineken into the region and in some countries it is brewed under licence. Heineken beer has a strong market position, particularly in Thailand, Vietnam, Hong Kong, Australia, New Zealand, Singapore and Taiwan.

Geographical distribution
of Group beer volume

In thousands of hectolitres	2005	2004	Change (%)
Western Europe	32,181	32,482	(0.9)
Central and Eastern Europe	45,468	42,591	6.8
The Americas	15,123	14,546	3.9
Africa and the Middle East	15,036	13,483	11.5
Asia Pacific	10,802	9,526	13.4
Group beer volume	118,610	112,628	5.3



For a detailed listing visit www.heinekeninternational.com

As at 1 January 2006
Export offices are not shown

Brands by region

Western Europe

Belgium
Affligem

France
Heineken, Adelscott, Amstel, Buckler, Desperados, Dorelei, "33" Export, Fischer tradition, Kriska, Murphy's Irish Stout, Pelforth, St. Omer

Ireland
Heineken, Amstel, Coors Light, Murphy's Irish Stout

Italy
Heineken, Amstel, Birra Messina, Birra Moretti, Budweiser, Classica von Wunster, Dreher, Ichnusa, McFarland, Murphy's Irish Stout, Prinz, Sans Souci

Netherlands
Heineken, Amstel, Lingen's Blond, Murphy's Irish Red, Vos, Wieckse

Spain
Heineken, Amstel, Buckler, Cruzcampo, Guinness, Kaliber, Legado de Yuste, Murphy's Irish Red

Switzerland
Heineken, Amstel, Calanda, Haldengut, Murphy's Irish Stout

Central and Eastern Europe

Austria
Heineken, Edelweiss, Gosser, Kaiser, Puntigamer, Schlossgold, Schwechater, Wieselburger, Zipfer

Bulgaria
Heineken, Amstel, Ariana, Stolichno, Zagorka

Croatia
Heineken, Desperados, Karlovacko

Czech Republic
Heineken, Hostan, Starobrno, Zlaty Bazant

Germany
Heineken, Hacker-Pschorr, Paulaner, Paulaner Weissbier Kulmbacher, Monchshof, Sternquell-pils, Desperados, Karlsberg, Mixery, UrPils, Baren Pilsner, Furstenberg, Riegeter, QOWAZ, Arnegger, Edel-Weizen, Export, Goldkopfle, Grape, Hefe Weibier, Krausen, Leicht, Maibock, Porter, Radler, Würzburgen Hofbräu, Werner Bräu, Lohrer Bier, Wächtersbachen

Greece
Heineken, Alfa, Amstel, Buckler, Desperados, Fischer McFarland, Murphy's Irish Stout, Zorbas

Hungary
Heineken, Amstel, Buckler, Gosser, Kaiser, Schlossgold, Soproni Aszok, Talleros, Zlaty Bazant

Kazakhstan
Heineken, Amstel, Tian Shan

Macedonia
Heineken, Amstel, Gorsko, Skopsko

Poland
Heineken, Krolewskie, Kujawiak, Lezajsk, Specjal, Strong, Tatra, Warka Jasne Pelne, Zywiec

Romania
Heineken, Bucegi, Ciuc, Gambrinus, Golden Brau, Gosser, Schlossgold, Silva

Russia
Heineken, Botchkarov, Ochota, Zlaty Bazant, Buckler, Guinness, Killkenny, Sobol, Zhigulevskoye, Sedoy Ural, Shikhan, Solyanaya Pristan, Okskoye, Rusich, Volga, Stephon Razin, Kalinkin, Ordinar, Patra, Strelets, Zhigulevskoye, Yantaznoe, Rizhkoye, Komanda, Gubernatorskoye Brandmayor, PIT, Docter Diesel, Ostmark, Three Bears, Gösser, Bavaria, Bitburger, Amur-Pivo

Slovakia
Heineken, Amstel, Corgon, Gemer, Kelt, Martiner, Zlaty Bazant

The Americas

Argentina
Heineken, Budweiser, Cordoba, Rosario, Salta, Santa Fe, Schneider

Bahamas
Heineken, Guinness, Kalik, Vitamalt

Brazil
Heineken, Bavaria, Kaiser, Santa Cerva, Summer, Xingu

Chile
Heineken, Cristal, Escudo

Costa Rica
Heineken, Bavaria, Imperial, Pilsen, Rock Ice

Dominican Republic
Heineken, Presidente

Haiti
Guinness, Malta, Prestige

Jamaica
Heineken, Dragon Stout, Guinness, Red Stripe

Martinique
Lorraine, Malta, Porter

Nicaragua
Bufalo, Tona, Victoria

Panama
Cristal, Guinness, Panama, Soberana

St. Lucia
Heineken, Guinness, Piton

Surinam
Heineken, Parbo

USA
Heineken, Amstel

Africa and the Middle East

Burundi
Amstel, Primus

Cameroon
Amstel, Dynamalt, Mutzig

Congo
Amstel, Guinness, Maltina, Mutzig, Ngok, Primus, Turbo King

Democratic Republic of Congo
Amstel, Guinness, Maltina, Mutzig, Primus, Turbo King

Egypt
Heineken, Birell, Fayrouz, Meister, Sakara, Stella

Ghana
Amstel Malta, Guinness, Gulder, Maltina, Star

Israel
Heineken, Gold Star, Maccabee, Malt Star, Nesher

Jordan
Amstel

Lebanon
Almaza, Amstel, Laziza

Morocco
Heineken, Amstel

Namibia
Heineken, Beck's, Guinness, Killkenny, Windhoek

Nigeria
Heineken, Amstel Malta, Gulder, Legend, Maltina, Star, "33" Export, Hi-malt

Réunion
Bourbon, Dynamalt

Rwanda
Amstel, Guinness, Mutzig, Primus

Sierra Leone
Heineken, Guinness, Maltina, Star

Asia Pacific

Cambodia
ABC Stout, Anchor, Gold Crown, Tiger

China
Heineken, Reeb, Tiger, Anchor, Aoke, Kingway, BBOSS, Tongzhou, Changjiang

Indonesia
Bintang, Guinness, Bintang Zero, Fit 'n fun

Malaysia
Heineken, Anchor Ice, Baron's Guinness, Kilkenny, Tiger

New Caledonia
Havannah, Number One

New Zealand
Heineken, Amstel, DB Draft, Export Gold, Monteith's, Tui

Papua New Guinea
Niugini Ice Beer, South Pacific Export Lager, SP Lager

Singapore
Heineken, ABC Stout, Anchor, Baron's, Tiger

Thailand
Heineken, Tiger

Vietnam
Heineken, Bivina, Tiger, Anchor Draft

	IFRS 2005	IFRS 2004	Dutch GAAP 2004	Dutch GAAP 2003	Dutch GAAP 2002	Dutch GAAP 2001	Dutch GAAP 2000	Dutch GAAP 1999	Dutch GAAP 1998	Dutch GAAP 1997	Dutch GAAP 1996
Turnover and profit											
In millions of EUR											
Revenue	10,796	10,062	10,005	9,255	8,482	7,637	6,766	5,973	5,347	5,174	4,646
Operating profit	1,249	1,348	1,248	1,222	1,282	1,125	921	799	659	546	459
Operating profit BEIA	1,301	1,386	1,329	1,327	1,282	1,125	921	799	659	546	459
as % of net turnover	12.1	13.8	13.3	14.3	15.1	14.7	13.6	13.4	12.3	10.6	9.9
as % of the total assets	11.0	12.9	12.8	12.2	16.4	15.6	14.6	13.3	12.4	10.7	9.5
Interest cover ratio	14.3	12.2	11.2	13.3	16.6	22.5	21.0	30.1	92.7	72.1	62.0
Net profit	761	642	537	798	795	767	621	516	445	345	297
Net profit BEIA	840	802	791	806	795	715	621	516	445	345	297
as % of shareholders' equity	21.2	24.7	23.4	25.4	30.1	25.9	25.9	19.7	19.4	14.9	14.5
Dividend	196	173	173	157	157	157	125	125	100	80	80
as % of net profit	25.8	26.9	32.2	19.7	19.7	20.5	20.1	24.2	22.4	23.1	26.8
Bonus shares											
In millions of EUR											
Increase in share capital	–	–	–	–	–	73	–	–	142	–	–
Cash payment	–	–	–	–	–	–	–	–	16	–	–
Distribution from reserves	–	–	–	–	–	73	–	–	158	–	–
Percentage increase	–	25	25	–	–	10	–	–	25	–	–
Per share of €1.60[1]											
In millions of EUR											
Cash flow from operating activities	3.82	3.29	3.10	3.34	2.42	2.38	2.11	1.91	1.80	1.54	1.10
Net profit BEIA	1.71	1.64	1.61	1.64	1.62	1.46	1.27	1.05	0.91	0.70	0.61
Dividend	0.40	0.40	0.40	0.32	0.32	0.32	0.26	0.26	0.20	0.16	0.16
Shareholders' equity	8.10	6.65	6.90	6.46	5.38	5.63	4.89	5.34	4.69	4.73	4.18
Bonus shares (par value)	–	–	–	–	–	0.23	–	–	0.57	–	–
Cash payment	–	–	–	–	–	–	–	–	0.06	–	–
Cash flow statement											
In millions of EUR											
Cash flow from operating activities	1,872	1,611	1,520	1,638	1,184	1,165	1,035	935	882	753	539
Dividend	(271)	(243)	(243)	(241)	(187)	(168)	(160)	(112)	(114)	(94)	(93)
Investing	(1,194)	(1,795)	(1,671)	(2,081)	(1,973)	(783)	(1,503)	(527)	(728)	(439)	(840)
Financing	(321)	(123)	(125)	1.233	427	(39)	335	(13)	80	36	111
Net cash flow	86	(550)	(519)	549	(549)	175	(293)	283	120	255	(283)

[1] Adjusted for the 5:4 share split in 2004.

All previous years have been restated using the current number of shares of 489,974,594.

Financing

In millions of EUR

	IFRS 2005	IFRS 2004	Dutch GAAP 2004	Dutch GAAP 2003	Dutch GAAP 2002	Dutch GAAP 2001	Dutch GAAP 2000	Dutch GAAP 1999	Dutch GAAP 1998	Dutch GAAP 1997	Dutch GAAP 1996
Share capital	784	784	784	784	784	784	711	711	711	569	569
Reserves	3,185	2,472	2,595	2,383	1,853	1,974	1,685	1,907	1,588	1,747	1,479
Shareholders' equity	3,969	3,256	3,379	3,167	2,637	2,758	2,396	2,618	2,299	2,316	2,048
Minority interest	545	477	483	732	393	381	124	248	256	182	186
Total equity	4,514	3,733	3,862	3,899	3,030	3,139	2,520	2,866	2,555	2,498	2,234
Employee benefits	664	680	680								
Provisions	766	725	568	1,367	981	1,024	976	770	733	769	734
Non-current liabilities	2,233	2,638	2,642	2,721	1,215	797	875	490	522	412	359
Current liabilities	3,652	3,001	2,666	2,910	2,555	2,235	1,892	1,860	1,460	1,384	1,462
Liabilities	5,881	5,639	5,308	5,631	3,770	3,032	2,767	2,350	1,982	1,796	1,821
Total equity and liabilities	11,829	10,777	10,418	10,897	7,781	7,195	6,263	5,986	5,270	5,063	4,789
Group equity/ Borrowed capital	0.62	0.53	0.59	0.56	0.64	0.77	0.67	0.92	0.94	0.97	0.87

Employment of capital

In millions of EUR

	IFRS 2005	IFRS 2004	Dutch GAAP 2004	Dutch GAAP 2003	Dutch GAAP 2002	Dutch GAAP 2001	Dutch GAAP 2000	Dutch GAAP 1999	Dutch GAAP 1998	Dutch GAAP 1997	Dutch GAAP 1996
Intangible fixed assets	2,380	1,837	1,720	1,151	39	13	–	–	–	–	–
P, P & E	5,067	4,773	5,127	4,995	4,094	3,592	3,250	2,964	2,605	2,521	2,452
Financial fixed assets	1,104	1,035	779	1,122	835	531	615	422	490	429	380
Total non-current assets	8,551	7,645	7,626	7,268	4,968	4,136	3,865	3,386	3,095	2,950	2,832
Stocks	883	782	779	834	765	692	550	490	452	466	447
Accounts receivable	1,787	1,646	1,309	1,379	1,270	1,192	1,024	903	775	799	771
Cash and securities	608	704	704	1,416	778	1,175	824	1,207	948	848	739
Current assets	3,278	3,132	2,792	3,629	2,813	3,059	2,398	2,600	2,175	2,113	1,957
Total assets	11,829	10,777	10,418	10,897	7,781	7,195	6,263	5,986	5,270	5,063	4,789
Total equity/ Fixed assets	0.53	0.49	0.51	0.54	0.61	0.76	0.65	0.85	0.83	0.85	0.79
Current assets/ Current liabilities	0.90	1.04	1.05	1.25	1.10	1.37	1.27	1.40	1.49	1.53	1.34

	IFRS 2005	IFRS 2004	Dutch GAAP 2004	Dutch GAAP 2003	Dutch GAAP 2002	Dutch GAAP 2001	Dutch GAAP 2000	Dutch GAAP 1999	Dutch GAAP 1998	Dutch GAAP 1997	Dutch GAAP 1996
Revenue					10,293	9,333	8,107	7,149	6,272	6,131	5,530
Adjustments:											
Excise duties					(1,282)	(1,226)	(1,093)	(984)	(819)	(839)	(735)
Variable selling costs					(529)	(300)	(248)	(192)	(106)	(118)	(149)
Correction adjustment 2002/1996						(170)					
Revenue	10,796	10,062	10,005	9,255	8,482	7,637	6,766	5,973	5,347	5,174	4,646

Definitions of terms and phrases used in this report.

Amstel® volume
Amstel volume including licenses third parties.

BEIA
Before exceptional items and amortisation of brands.

CAPEX
Capital expenditure on tangible fixed assets.

Cash conversion ratio
Free operating cash flow/Profit BEIA.

Consolidated beer volume
100% of beer volume produced and sold by fully consolidated companies and share of beer volume produced and sold by proportionately consolidated joint-venture companies.

Dividend pay out
Dividend as % of Net profit.

Earnings per share (beia)
Net profit (beia) divided by average number of shares outstanding during the year.

EBIT
Earnings before interest and taxes and other net financing costs.

EBITDA
Earnings before interest and taxes and other net financing costs before depreciation and amortisation.

Effective tax rate
Taxable profit adjusted for share of profit of associates, dividend income and impairment of the other investments.

Free operating cash flow
This represents the total of cash flow from operating activities and operational investing activities.

Gearing
Net debt/shareholders' equity.

Group beer volume
100% of beer volume produced and sold by fully consolidated companies and by proportionately consolidated joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties.

Heineken® volume
Heineken volume including licenses third parties and the Netherlands.

Heineken® volume in Premium segment
Heineken volume excluding Heineken volume in the Netherlands.

Net debt
Non-current and current interest-bearing loans and borrowings and bank overdrafts less securities and cash.

Net interest cover
EBITDA/Net interest costs.

Net profit
Profit after deduction of minority interests (profit attributable to equity holders of Heineken N.V.).

Organic growth
Growth excluding the effect of foreign exchange rate, consolidation changes, exceptional items, amortisation of brands and changes in accounting policies.

Organic volume growth
Increase in consolidated volume, excluding the effect of the first time consolidation of acquisitions.

Profit
Total profit of the Group before deduction of minority interests.

®

All brand names mentioned in this report, including those not marked by an ®, represent registered trade marks and are legally protected.

Regional beer volume
100% of beer volume produced and sold by fully consolidated companies and by proportionately consolidated joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties in the region.

Revenues
Net realised sales proceeds in EUR.

Top-line growth
Growth in revenues.

Total beer volume
100% of beer volume produced and sold by fully consolidated companies and by proportionately consolidated joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties per country.

Total sales volume
100% of beer, soft drinks and other beverages volume produced and sold by fully consolidated companies and by proportionately consolidated joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties.

A Heineken N.V. publication

Heineken N.V.
P.O. Box 28
1000 AA Amsterdam
The Netherlands

telephone 00 31 20 523 92 39
fax 00 31 20 626 35 03

Copies of the annual report and further information are obtainable from the Group Corporate Relations department via www.heinekeninternational.com

Production and editing
Heineken N.V. Group Corporate Relations

Text
CitySavvy Media, London/Amsterdam
Heineken International

Translation
Mac Bay Consultants, Amsterdam

This report is available in the Dutch language as well. In the case of any discrepancy between language versions, the English version prevails.

Photography
Igor Emmerich, London
Sascha Nowotka, London/Frankfurt
AP/Wide World Photos
Heineken International

Graphic design and electronic publishing
Addison Corporate Marketing Ltd, London

Colour separations
Nederlof Repro, Cruquius, Netherlands

Printing
Boom Planeta Graphics, Haarlem, Netherlands

Binding and distribution
Hexspoor, Boxtel, Netherlands

Paper
Ikono silk 300 gms cover
Ikono silk 135 gms inside pages front end
Mega 100 gms inside pages financial statements

Ikono: manufactured under ISO 14001 standards from chlorine free pulp.
Mega: manufactured under ISO 14001 standards from 50% recovered fibre. The remaining pulp is totally chlorine free, sourced from fully sustainable sources.

More?
visit www.heinekeninternational.com

Heineken Holding N.V. General Meeting of Shareholders adopts all proposals on the agenda

Amsterdam, 20 April 2006 - Heineken Holding N.V. announced today that its Annual General Meeting of Shareholders (AGM) has adopted all proposals on the agenda of the meeting. The most important resolutions are listed below.

Dividend
The Board of Directors announced the distribution of an unchanged cash dividend of €0.40 per ordinary share of €1.60 nominal value, which will be subject to 25% Dutch withholding tax.
As an interim dividend of €0.16 was paid on 21 September 2005, the final dividend will be €0.24 per ordinary share.
Heineken Holding N.V. ordinary shares will be quoted ex final dividend on Monday 24 April 2006. With effect from Monday 8 May 2006 the final dividend will be made payable.

Authorisation of the Board of Directors to repurchase own shares
The AGM has authorised the Board of Directors for the statutory maximum period of 18 months, starting 20 April 2006, to repurchase shares subject to the following conditions and with due observance of the law and the Articles of Association:

a. the maximum number of shares which may be repurchased is the statutory maximum of 10% of the issued share capital of the company;
b. repurchase transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the repurchase transaction or, in the absence of such a price, the latest price quoted therein;
c. repurchase transactions may be executed on the stock exchange or otherwise.

Authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emptive rights
The AGM has authorised the Board of Directors for a period of 18 months, starting 20 April 2006, to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

www.heinekeninternational.com
Tweede Weteringplantsoen 5 - 1017 ZD Amsterdam - The Netherlands
phone +31 (0)20 622 1152 - fax +31 (0)20 625 2213
Registered Office at Amsterdam, Chamber of Commerce Amsterdam, No. 33078624

The full list of the resolutions by the AGM of Heineken Holding N.V. of 20 April 2006 can be found under Investor Relations on www.heinekeninternational.com.

Press enquiries:
Véronique Schyns
+31 20 523 96355
veronique.schyns@heineken.com

Investors' and analysts' enquiries:
Jan van de Merbel
+31 20 523 9590
investors@heineken.com

Heineken N.V. General Meeting of Shareholders adopts all proposals on agenda

Amsterdam, 20 April 2006 - Heineken N.V. announced today that its Annual General Meeting of Shareholders (AGM) has adopted all proposals on the agenda of the meeting. The most important resolutions are listed below.

Dividend
The AGM has approved the distribution of an unchanged cash dividend of €0.40 per share of €1.60 nominal value, which will be subject to 25% Dutch withholding tax. As an interim dividend of €0.16 was paid on 21 September 2005, the final dividend will be €0.24 per share.
Heineken N.V. shares will be quoted ex final dividend on Monday 24 April 2006. With effect from Monday 8 May 2006 the final dividend of €0.24 per share will be made payable.

Authorisation of the Executive Board to repurchase own shares
The AGM has authorised the Executive Board for the statutory maximum period of 18 months starting 20 April 2006 to repurchase shares subject to the following conditions and with due observance of the law and the Articles of Association:

a. The maximum number of shares which may be repurchased is the statutory maximum of 10% of the issued share capital of the company;
b. Repurchase transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the repurchase transaction or, in the absence of such a price, the latest price quoted therein;
c. Repurchase transactions may be executed on the stock exchange or otherwise.

Authorisation of the Executive Board to issue (rights to) shares and to restrict or exclude shareholders' pre-emptive rights
The AGM has authorised the Executive Board for a period of 18 months, starting 20 April 2006 to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation is limited to 10% of the company's issued share capital, as per the date of issue.

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Composition of the Supervisory Board
Mr C.J.A. van Lede and Mr J.M. de Jong were re-appointed as members of the Supervisory Board of Heineken N.V. for a period of 4 years until and including the AGM in 2010.

Two new Supervisory Board members were appointed for a period of 4 years until and including the AGM in 2010: Mrs A.M. Fentener van Vlissingen and Lord MacLaurin of Knebworth.

For more information on these two new Supervisory Board members see the press releases on www.heinekeninternational.com of 8 November 2005 and 22 March 2006.

The full list of resolutions by the AGM of Heineken N.V. of 20 April 2006 can be found under Investor Relations on www.heinekeninternational.com.

Editorial information
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 119 million hectoliters Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2005 net turnover amounted to €11 billion and net profit before exceptional items and amortization of goodwill amounted to €840 million. Heineken employs approximately 65,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange.
Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIN NA and HEHN NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com

Press enquiries:
Véronique Schyns
Tel: +31 20 523 9355
e-mail: veronique.schyns@heineken.com

Investors' and analysts' enquiries:
Jan van de Merbel
Tel: +31 20 523 9590
e-mail: investors@heineken.com

Annual Report

2005

Annual Report

Established in Amsterdam

Heineken Holding N.V.

Agenda

for the Annual General Meeting of Shareholders Heineken Holding N.V., to be held at 4 p.m. – or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished – on Thursday, 20 April 2006 in the Beurs van Berlage, Damrak 243, Amsterdam.

Opening

1 Report for the financial year 2005.

2 Adoption of the balance sheet as at 31 December 2005, the income statement for the year 2005 and the notes thereto.

3 Announcement of the appropriation of the balance of the income statement pursuant to the provisions in Article 10 (6) of the Articles of Association.

4 Discharge of the members of the Board of Directors.

5 Authorisation of the Board of Directors to repurchase own shares.*

6 Authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emptive rights.*

Closure

* Explanatory notes to these items are appended.

Explanatory notes

to the agenda for the Annual General Meeting of Shareholders of Heineken Holding N.V., to be held on Thursday, 20 April 2006.

Item 5 Authorisation of the Board of Directors to repurchase own shares

It is proposed that the Board of Directors be authorised by the General Meeting of Shareholders, for the statutory maximum period of 18 months, starting 20 April 2006, to repurchase shares subject to the following conditions and with due observance of the law and the Articles of Association:

a the maximum number of shares which may be repurchased is the statutory maximum of 10% of the issued share capital of the company;

b repurchase transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the repurchase transaction or, in the absence of such a price, the latest price quoted therein;

c repurchase transactions may be executed on the stock exchange or otherwise.

The authorisation to repurchase shares may be used in connection with Heineken N.V.'s Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for Senior Management, but may also serve other purposes, such as acquisitions.

Item 6 Authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emptive rights

An authorisation was last given by the General Meeting of Shareholders held on 20 April 2005. The General Meeting of Shareholders is requested to renew the authorisation of the Board of Directors.

It is proposed that the Board of Directors be authorised by the General Meeting of Shareholders, for a period of 18 months, starting 20 April 2006, to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

The authorisation may be used in connection with Heineken N.V.'s Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for Senior Management, but may also serve other purposes, such as acquisitions.

Annual Report

2005

Established in Amsterdam

Heineken Holding N.V.

Profile

Heineken Holding N.V., which holds 50.005% of the shares in Heineken N.V., heads the Heineken group.

The object of Heineken Holding pursuant to its Articles of Association is to manage or supervise the management of the Heineken group and to provide services for Heineken N.V. It seeks to promote the continuity, independence and stability of the Heineken group, thereby enabling Heineken N.V. to grow in a controlled and steady manner and to pursue its long-term policy in the interest of all stakeholders.

Heineken Holding does not engage in operational activities itself. These have been assigned within the Heineken group to Heineken N.V. and its subsidiaries and associated companies. Heineken Holding's income consists almost exclusively of dividends received on its interest in Heineken N.V.

Every Heineken N.V. share held by Heineken Holding is matched by one share issued by Heineken Holding. The net asset value of one Heineken Holding share is therefore identical to the net asset value of one Heineken N.V. share. The dividend payable on the two shares is also identical.

Heineken Holding N.V. ordinary shares are listed on Euronext Amsterdam. Options on Heineken Holding ordinary shares are traded on Euronext.liffe Amsterdam.

Contents

This report is available in Dutch and in English.
Both versions can be downloaded
from www.heinekeninternational.com

Heineken Holding N.V. share price

in euros

Euronext Amsterdam

after restatement for recapitalisation and share split


40
36
32
28
24
20
16
12
8
4
0
24.82
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

share price range *year-end price*

Average trade in 2005:

155,379 shares per day

Nationality Heineken Holding N.V. shareholders

in %

Based on 105.8 million shares in free float (excluding the holdings of L'Arche Holding S.A. and Greenfee B.V. in Heineken Holding N.V.)


2005
2004

	2005	2004
Netherlands	14.8	21.7
Institutional	*5.7*	*9.1*
Retail	*9.1*	*12.6*
Europe (excluding Netherlands)	12.6	9.5
United Kingdom/Ireland	15.8	10.4
North America	56.0	56.6
Rest of the world	0.1	0.2
Undisclosed	0.7	1.6
	100.0	100.0

Source: Taylor Rafferty

Based on best estimate on 31 December 2005 and 31 December 2004

Heineken Holding N.V.

Heineken Holding N.V. ordinary shares are traded on Euronext Amsterdam. Options on Heineken Holding ordinary shares are traded on Euronext.liffe Amsterdam. The average daily volume of trade in 2005 was 155,379 shares.
Heineken Holding N.V. is not a 'structuurvennootschap' within the meaning of the Dutch Civil Code.
Decisions on all important matters are taken by the General Meeting of Shareholders.

Market capitalisation

Shares in issue as at 31 December 2005
245,011,848 ordinary shares of €1.60 nominal value
250 priority shares of €2 nominal value
Shares in issue as at 31 December 2004
241,730,598 A shares of €1.60 nominal value
3,281,250 B shares of €1.60 nominal value
250 priority shares of €2 nominal value
At a closing price of €24.82 on 30 December 2005, the market capitalisation of Heineken Holding N.V. as at balance sheet date was €6.1 billion.

Year-end price	€24.82	30 December 2005
High	€25.74	10 October 2005
Low	€21.92	6 January 2005

Rules concerning insider trading

Within Heineken Holding N.V. there are established rules governing the disclosure of transactions in shares of Heineken Holding N.V. and Heineken N.V. that are applicable to the Board of Directors and individuals directly connected with the company.

Major Holdings in Listed Companies Disclosure Act

Pursuant to the Major Holdings in Listed Companies Disclosure Act, L' Arche Holding S.A. has given notification of a 50.005% holding and Greenfee B.V. has given notification of a 6.8% holding in Heineken Holding N.V.

Right to add agenda items

Shareholders who, alone or together, represent at least 1% of Heineken Holding N.V.'s issued capital or hold shares with a market value of at least €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by the company at least 60 days before the date of the General Meeting of Shareholders. Heineken Holding N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

Dividend history

(1997 = 100)

1997	100
1998	125
1999	156
2000	156
2001	196
2002	196
2003	196
2004	216
2005	216

Heineken N.V. share price

in euros

Euronext Amsterdam

after restatement for recapitalisation and share split



50
45
40
35
30
25
20
15
10
5
0
26.78
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

share price range *year-end price*

Average trade in 2005:
1,223,626 shares per day

Nationality Heineken N.V. shareholders

in %

Based on 245 million shares in free float (excluding the holding of Heineken Holding N.V. in Heineken N.V.)



2005
2004

	2005	2004
Netherlands	10.4	10.8
Institutional	5.1	4.9
Retail	5.3	5.9
Europe (excluding Netherlands)	13.8	15.2
United Kingdom/Ireland	7.1	7.8
North America	45.8	50.4
Rest of the world	0.3	0.2
Undisclosed	22.6	15.6
	100.0	100.0

Source: Taylor Rafferty

Based on best estimate on 31 December 2005 and 31 December 2004

Heineken N.V.

The shares of Heineken N.V. are traded on Euronext Amsterdam, where the company is included in the AEX Index. Options on Heineken N.V. shares are listed on Euronext.liffe Amsterdam. The average daily volume of trade in 2005 was 1,223,626 shares.
Heineken N.V. is not a 'structuurvennootschap' within the meaning of the Dutch Civil Code.
Decisions on all important matters are taken by the General Meeting of Shareholders.

Market capitalisation

Shares in issue as at 31 December 2005
489,974,594 shares of €1.60 nominal value
Shares in issue as at 31 December 2004
489,974,594 shares of €1.60 nominal value
At a closing price of €26.78 on 30 December 2005, the market capitalisation of Heineken N.V. as at balance sheet date was €13.1 billion.

Year-end price	€26.78	30 December 2005
High	€27.85	10 October 2005
Low	€24.51	6 May 2005

Bonds

Heineken N.V. bonds are listed on the Luxembourg stock exchange. Two bond loans were issued on 4 November 2003, one for €500 million with a coupon interest rate of 4.375% maturing on 4 February 2010 and one for €600 million with a coupon interest rate of 5% maturing on 4 November 2013.

Rules concerning insider trading

Within Heineken N.V. there are established rules governing the disclosure of transactions in shares of Heineken N.V. and Heineken Holding N.V. that are applicable to the members of the Supervisory Board and the Executive Board, to other managers and staff who might be in possession of price-sensitive information and to a number of external parties.

Major Holdings in Listed Companies Disclosure Act

Pursuant to the Major Holdings in Listed Companies Disclosure Act, Heineken Holding N.V. has disclosed an interest of 50.005% in Heineken N.V.

Right to add agenda items

Shareholders who, alone or together, represent at least 1% of Heineken N.V.'s issued capital or hold shares with a market value of at least €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by Heineken N.V. at least 60 days before the date of the General Meeting of Shareholders. Heineken N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

Financial calendar in 2006 for both Heineken Holding N.V. and Heineken N.V.

Announcement of 2005 results	22 February
Publication of annual report	23 March
Annual General Meeting of Shareholders, Amsterdam*	20 April
Quotation ex final dividend	24 April
Final dividend payable	8 May
Announcement of half-year results	6 September
Quotation ex interim dividend	7 September
Interim dividend payable	20 September

Contacting Heineken Holding N.V. and Heineken N.V.

Further information on Heineken Holding N.V. is available by telephone +31 20 622 11 52 or fax +31 20 625 22 13.
Information is also obtainable from the Investor Relations department, telephone +31 20 523 92 39, or by e-mail: investors@heineken.com.
Further information on Heineken N.V. is obtainable from the Group Corporate Relations and/or Investor Relations department, telephone +31 20 523 92 39, or by e-mail: investors@heineken.com.
The website www.heinekeninternational.com also carries further information about both Heineken Holding N.V. and Heineken N.V.

Copies of this annual report are obtainable from:
Tweede Weteringplantsoen 5
1017 ZD Amsterdam, Netherlands
telephone +31 20 622 11 52
fax +31 20 625 22 13
or via www.heinekeninternational.com

* Shareholders Heineken Holding N.V. are entitled to attend the meetings of shareholders in Heineken N.V., to put questions at those meetings and to participate in the discussions.

Board of Directors

M. Das (1948)
Chairman
Dutch nationality
Member of the Board of Directors since 1994
Lawyer

C.L. de Carvalho-Heineken (1954)
Delegate Member
Dutch nationality
Member of the Board of Directors since 1988

D.P. Hoyer (1940)
Dutch nationality
Member of the Board of Directors since 1972
Former director of DOW Europe S.A.

K. Vuursteen (1941)
Dutch nationality
Member of the Board of Directors since 2002
Former chairman of the Executive Board of Heineken N.V.

Composition of the Board of Directors

There were no changes in the composition of the Board of Directors.

Policy principles

Heineken Holding has played an important role in the Heineken group for over fifty years. The company seeks to promote the continuity, independence and stability of the Heineken group. This creates the conditions which enable Heineken N.V. to pursue its long-term policy in the interest of the shareholders, the staff and other stakeholders.
The company's policy has been successful. Thanks in part to its unique and stable structure, the Heineken group now has the widest international presence of all the world's brewing groups and the Heineken brand is one of the best-known international premium lagers.

Corporate governance

While Heineken Holding endorses the principles of the corporate governance code (the 'Code') referred to in Section 391, subsection 4, of Book 2 of the Dutch Civil Code, the structure of the Heineken group, and in particular the relationship between Heineken Holding N.V. and Heineken N.V., means that Heineken Holding will not comply with a number of the principles and best-practice provisions.
This issue was submitted to a vote and approved at the General Meeting of Shareholders on 20 April 2005.

Structure of the Heineken group

Heineken Holding holds a 50.005% interest in Heineken N.V. Both companies are listed on Euronext Amsterdam. L' Arche Holding S.A., a Swiss company owned by the Heineken family, in turn holds a 50.005% interest in Heineken Holding.

Heineken Holding is not an ordinary holding company, but is at the head of the Heineken group. Since its formation in 1952, Heineken Holding's object pursuant to its Articles of Association has been to manage or supervise the management of the Heineken group and to provide services for Heineken N.V., in accordance with the policy principles outlined above.

Within the Heineken group, the primary duties of Heineken N.V.'s Executive Board are to initiate and implement corporate strategy and to manage Heineken N.V. and its related company. It is supervised in the performance of its duties by Heineken N.V.'s Supervisory Board.

Heineken Holding's governance structure

Heineken Holding is managed by its Board of Directors, whose activities are directed towards implementing the policy principles outlined above.

Because Heineken N.V. manages the Heineken group companies, Heineken Holding, unlike Heineken N.V., does not have a Supervisory Board or an internal risk management and control system. Heineken Holding engages in no operational activities and employs no staff.

Pursuant to the Articles of Association of Heineken Holding, holders of ordinary Heineken Holding shares receive the same dividend as the shareholders of Heineken N.V.

Compliance with the Code

Heineken Holding intends to preserve its existing governance structure and will therefore not apply those principles and best-practice provisions that are inconsistent with its preservation.

For the reasons stated above, Heineken Holding engages in no operational activities, employs no staff, has no internal risk management and control system and has no Supervisory Board. Pursuant to the Articles of Association of Heineken Holding, holders of ordinary Heineken Holding shares receive the same dividend as the shareholders of Heineken N.V. Heineken Holding will not apply principles and best-practice provisions that presume that this will not be the case.

Heineken Holding will not apply best-practice provision II.1.1, which limits the period of appointment and reappointment of a member of the Board of Directors to a maximum of four years. The members of the Board of Directors are appointed for an indeterminate period.
The Board of Directors will, however, apply best-practice provision II.1.1 if it is made generally applicable by a change in the law.

Heineken Holding will not apply best-practice provision II.1.7, which limits the number of supervisory directorships of listed companies allowed to be held by a member of the Board of Directors to a maximum of two and does not permit a member of the Board of Directors to chair the supervisory board of a listed company. The Board of Directors considers this best-practice provision to be inconsistent with the nature of its activities.

Heineken Holding will apply best-practice provision II.2.6, concerning regulations governing the holding of and transactions in securities other than those of the company by members of the Board of Directors. The Board of Directors itself has formulated its own regulations, which require notification once a year.

According to best-practice provision IV.3.8, the minutes of the General Meeting of Shareholders should be made available on request within three months of the date of the meeting, after which the shareholders should be given three months to comment on them. The minutes should then be adopted in the manner stipulated in the Articles of Association.

It is customary, as provided for in Article 14, paragraph 7, of the Articles of Association, to have a notarial record made of the proceedings of the General Meeting of Shareholders of Heineken Holding. The Board of Directors considers it desirable to continue this practice and IV.3.8 will be applied to the extent that it is consistent with it. The notarial record will be made available on request within three months of the date of the meeting.

Remuneration policy for members of the Board of Directors

Remuneration of the members of the Board of Directors was enabled by an amendment to the company's Articles of Association in 2001. The policy on remunerating members of the Board of Directors was submitted to the General Meeting of Shareholders for approval in 2005. Under this policy, the members of the Board of Directors receive the same remuneration as the members of the Supervisory Board of Heineken N.V. For 2006, this means a rise in the chairman's remuneration to €60,000 a year (2005: €45,000), while the remuneration of the other members of the Board of Directors will rise to €45,000 (2005: €38,000).

More information on the way in which this policy was applied in practice during the year under review can be found in the notes to the consolidated balance sheet and income statement (see page 65).

Activities

The Board of Directors met on nine occasions in 2005. The Board adopted the report and accounts for 2004 and the half-year results for 2005.

Topics addressed at length by the Board of Directors included Heineken N.V.'s policy plans and acquisitions, including the Patra, Stepan Razin, Baikal and Ivan Taranov breweries in Russia, various German breweries including Fürstlich Fürstenbergische Brauerei and the Jiangsu DaFuHao brewery in China, the alliance between Heineken N.V. and Femsa in the United States and the development of new products such as Draught Keg.

The financial policy, profit performance and composition of the Supervisory and Executive Boards of Heineken N.V. and its principal operating companies, together with the changes in the management structure of Heineken N.V., were also discussed at length.

Review of 2005

Share price

The market price of our company's shares increased in 2005. The gap between the Heineken N.V. and Heineken Holding N.V. share prices has continued to narrow in 2005, as the graph on the facing page shows. There was a significant shift in the nationalities of shareholders in 2004 away from Western Europe and towards the United States, United Kingdom and Ireland. This trend continued in 2005, although it was less pronounced, as the graphs on page 4 show.

Participating interest in Heineken N.V.

The nominal value of our company's participating interest in Heineken N.V. as at 31 December 2005 amounted to €392 million. The nominal value of the ordinary shares issued by our company on the same date was also €392 million.

On 31 December 2005, our company's interest in Heineken N.V. represented 50.005% of Heineken N.V.'s total issued share capital.

Results

With regard to the company's balance sheet and income statement, the Board of Directors has the following comments.

The Board of Directors has opted to avail itself of the opportunity granted pursuant to Section 362, subsection 8, Part 9, Book 2 of the Dutch Civil Code, whereby the IFRS accounting policies used in the preparation of the consolidated financial statements of Heineken Holding N.V. are also applied as the basis for valuing the assets and liabilities and determining the result in the company financial statements. The participating interest

Gap between Heineken Holding N.V. and Heineken N.V. share price
in euros
Euronext Amsterdam
after restatement for recapitalisation and share split



50
45
40
35
30
25
20
15
10
5
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Heineken Holding N.V. close

Heineken N.V. close

in Heineken N.V. is shown at its net asset value. This means that the shareholders' equity in the consolidated balance sheet of €1,985 million is equal to the shareholders' equity stated in the company balance sheet, less the priority shares.

Our company's share – of 50.005% – in Heineken N.V.'s profit after tax for 2005 of €761 million is recognised as income of €381 million in the company income statement. That share in Heineken N.V.'s profit is made up of both the distributed and retained earnings for 2005.

Heineken N.V. performance 2005 and outlook

Heineken N.V. posted a net profit of €761 million in 2005. This result was higher than in 2004 thanks to an improved price and sales mix and despite the adverse effect of movements in the US dollar. The rise in the operating result was helped by improvements in efficiency, lower costs and lower financing expense.

The organic growth in profit, excluding exceptional items, totalled 7.3%. The outlook for continuing organic growth in profits in 2006 is good. Heineken N.V. is positive about the long-term profit forecast, given the strength of its brand portfolio, its distribution structure and the opportunities for efficiency gains.

More information on the above can be found in Heineken N.V.'s annual report.

International Financial Reporting Standards (IFRS)

Pursuant to the legal requirements, Heineken has prepared its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as from 1 January 2005. The effects on shareholders' equity and the result are detailed in the notes to the consolidated balance sheet and income statement.

Financial statements and appropriation of profit

The Board of Directors will submit the financial statements for 2005 to the General Meeting of Shareholders. These financial statements, which can be found on pages 14 to 77 of this annual report, have been audited by KPMG Accountants N.V. The report issued by the auditors can be found on page 80.

Heineken N.V. proposes to distribute a dividend for 2005 of €0.40 per share of €1.60 nominal value, of which €0.16 per share of €1.60 nominal value has already been paid as interim dividend.

With the approval of the meeting of priority shareholders, the Board of Directors has resolved to vote at the General Meeting of Shareholders of Heineken N.V. in favour of Heineken N.V.'s proposal to fix the dividend for 2005 at €0.40 per share of €1.60 nominal value, of which €0.16 has already been paid as interim dividend. On that basis, the dividend payable to our company for 2005 totals €98 million in cash, of which €39.2 million has already been received by way of interim dividend. The final dividend due will therefore be €58.8 million.

In accordance with the provisions of Article 10, paragraph 9, of the Articles of Association, an interim dividend of €0.16 per share of €1.60 nominal value was distributed to holders of ordinary shares on 21 September 2005. Pursuant to the provisions of Article 10 of the Articles of Association, a final dividend of €0.24 per share of €1.60 nominal value currently in issue will be payable to holders of ordinary shares from 8 May 2006. Like the holders of Heineken N.V. shares, holders of ordinary shares will therefore receive a total dividend of €0.40 per share of €1.60 nominal value. A total of €98 million will be distributed to holders of ordinary shares, while a total of €20 will be distributed to holders of priority shares.

Amsterdam, 21 February 2006
Board of Directors

M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

2005
Financial statements

Balance sheet of Heineken Holding N.V.

before appropriation of profit
in thousands of euros

		31 December **2005**	31 December 2004
Assets			
Financial fixed assets			
Participating interest in Heineken N.V.	note I	**1,984,698**	1,628,163
Current assets			
Cash	note II	**8**	21
		1,984,706	1,628,184

			31 December 2005		31 December 2004
Equity and liabilities					
Shareholders' equity					
Issued capital:					
Priority shares		**1**		1	
A shares		**–**		386,769	
B shares		**–**		5,250	
Ordinary shares		**392,019**		–	
			392,020		392,020
Legal reserves			**195,966**		174,295
Other reserves			**88,279**		2,251
Retained earnings			**927,895**		738,565
Profit for the year			**380,538**		321,032
	note III		**1,984,698**		1,628,163
Current liabilities					
Dividend for prior years			**–**		21
Other payables			**8**		–
			1,984,706		1,628,184

Income statement of Heineken Holding N.V.

in thousands of euros

		2005	2004
Share in result of participating interest in Heineken N.V. after tax	note IV	**380,538**	321,032
Other revenues and expenses after tax	note V	–	–
Profit for the year		**380,538**	321,032

Notes to the balance sheet as at 31 December 2005 and the income statement for 2005 of Heineken Holding N.V.

General

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands. The financial statements have been prepared by the Board of Directors of the Company and authorised for issue on 21st of February 2006 and will be submitted for adoption to the Annual General Meeting of Shareholders on 20th of April 2006.

Heineken Holding N.V. presents a condensed income statement, using the exemption of Article 402 of Part 9, Book 2 of the Dutch Civil Code.

The amounts disclosed in the notes to the balance sheet and income statement are in thousands of euros unless otherwise indicated.

Accounting principles

The Company financial statements have been prepared in accordance with the provisions of Part 9, Book 2 of the Dutch Civil Code. The Company uses the option of Section 362, subsection 8, Part 9, Book 2 of the Dutch Civil Code to prepare the Company financial statements on the basis of the same accounting principles as those applied for the consolidated financial statements. These consolidated financial statements are prepared for the first time in accordance with International Financial Reporting Standards (IFRS) and its interpretation adopted by the International Accounting Standards Board (IASB). Only IFRSs adopted by the European Union (EU) have been applied in preparation of the consolidated financial statements. For a further description of these principles see pages 26 to 36 of the notes to the consolidated financial statements.

Participating interests, over which significant influence is exercised, are stated on basis of the equity method. The share in the result of participating interests consists of the share of the Company in the result of these participating interests.

Change in accounting policies

As a consequence of the application of IFRS, the Company has applied a change in accounting policies.
This change is initiated by use of the option of Section 362, subsection 8, Part 9, Book 2 of the Dutch Civil Code.

The retrospective accounted for effect of the change in accounting policies affected equity and profit. The effect on total equity attributable to equity holders of Heineken Holding N.V. as per 1 January 2004 and 31 December 2004 amounts to €99 million and €62 million negative respectively. The impact on the 2004 profit attributable to equity holders of Heineken Holding N.V. amounts to €53 million positive. For comparative purposes the previous year figures have been restated except for the effect of application of IAS 32 and IAS 39 Financial instruments.

For more detail, please refer to notes 18 and 30 to the consolidated financial statements in which the transition to IFRS is explained.

note I Participating interest in Heineken N.V.

The nominal value of the participating interest in Heineken N.V., Amsterdam, as at 31 December 2005 amounted to €392 million, corresponding to 50.005% of the issued capital of Heineken N.V.

Valuation of the participating interest in Heineken N.V. is based on 50.005% of the shareholders' equity published by Heineken N.V. in its financial statements.

The market capitalisation of the participating interest in Heineken N.V. as at 31 December 2005, with a nominal value of €392 million, amounted to €6.6 billion (31 December 2004: €6 billion).

	2005
Balance as at 1 January 2004	1,490,149
Change in accounting policy (application IFRS)	– 99,025
	1,391,124
50.005% of the profit of Heineken N.V.	321,032
Dividend payments received	– 86,244
Effect of movements in foreign currencies	2,251
Balance as at 31 December 2004	1,628,163
Balance as at 1 January 2005	1,628,163
Change in accounting policies IAS 32 and IAS 39	22,002
50.005% of the profit of Heineken N.V.	380,538
Dividend payments received	– 98,005
Effect of movements in foreign currencies	71,599
Fair value adjustments and cash flow hedges	– 19,599
Balance as at 31 December 2005	1,984,698

note II Cash

This item relates to the balances as at balance sheet date on a current account and a deposit account relating to the priority shares.

note III Shareholders' equity

	Issued capital	Legal reserves	Translation reserve	Hedging and fair value reserve	Retained earnings	Profit for the year	Total equity[1]
Balance as at 1 January 2004	392,020	56,803	–	–	642,286	399,040	1,490,149
Effect transition to IFRS	–	90,077	–	–	– 189,102	–	– 99,025
Balance as at 1 January 2004 according to IFRS	392,020	146,880	–	–	453,184	399,040	1,391,124
Net income recognised directly in equity[2]	–	1,662	2,251	–	– 1,662	–	2,251
Profit for the year	–	39,811	–	–	– 39,811	321,032	321,032
Transfer to retained earnings	–	– 14,058	–	–	413,098	– 399,040	–
Dividends to shareholders	–	–	–	–	– 86,244	–	– 86,244
Balance as at 31 December 2004	392,020	174,295	2,251	–	738,565	321,032	1,628,163
Balance as at 1 January 2005	392,020	174,295	2,251	–	738,565	321,032	1,628,163
Net income recognised directly in equity[2]	–	12,506	71,599	14,429	– 24,532	–	74,002
Profit for the year	–	39,977	–	–	– 39,977	380,538	380,538
Transfer to retained earnings	–	– 30,812	–	–	351,844	– 321,032	–
Dividends to shareholders	–	–	–	–	– 98,005	–	– 98,005
Balance as at 31 December 2005	392,020	195,966	73,850	14,429	927,895	380,538	1,984,698

[1] *Total equity attributable to equity holders of Heineken Holding N.V.*
[2] *Net income recognised directly in equity is explained in the consolidated statement of income and expense.*

For further explanation reference is made to note 16 to the consolidated financial statements.

note IV Share in result of participating interest in Heineken N.V. after tax

Included here is the share in the net profit of Heineken N.V. for 2005, being 50.005% of €761 million (2004: 50.005% of €642 million).

note V Other revenues and expenses after tax

Expenses made to manage and provide services to Heineken N.V. amounting to €543 thousand are reimbursed by Heineken N.V. to Heineken Holding N.V. in accordance with the management agreement.

The remuneration of the Board of Directors is disclosed in note 26 to the consolidated financial statements.

Consolidated income statement

in millions of euros

			2005		2004
Revenue	note 1		**10,796**		10,062
Raw materials, consumables and services	note 3	**6,657**		6,101	
Personnel expenses	note 4	**2,180**		1,957	
Depreciation and amortisation	note 5	**710**		656	
Total expenses			**9,547**		8,714
Operating profit			**1,249**		1,348
Interest income		**60**		78	
Interest expenses		**– 199**		– 243	
Other net financing income/(expense)	note 6	**25**		– 165	
Net financing costs			**– 114**		– 330
Share of profit of associates			**34**		21
Profit before tax			**1,169**		1,039
Income tax expense	note 7		**– 300**		– 306
Profit after tax			**869**		733
Attributable to:					
Equity holders of Heineken Holding N.V. (net profit)			**381**		321
Minority interests in Heineken N.V.			**380**		321
Minority interests in Heineken N.V. group companies			**108**		91
Profit after tax			**869**		733
Number of shares	note 17		**245,011,848**		245,011,848
Basic earnings per share (€)	note 17		**1.55**		1.31
Diluted earnings per share (€)			**1.55**		1.31

Consolidated statement of recognised income and expense

in millions of euros

	2005	2004
Foreign exchange translation differences	**201**	9
Transition to IAS 32 and 39:		
Change in hedging and fair value reserve	**67**	–
Change in retained earnings	**– 23**	–
Fair value adjustments available-for-sale investments	**17**	–
Cash flow hedges:		
Effective portion of changes in fair value	**– 63**	–
Transferred to the income statement	**7**	–
Net income recognised directly in equity	**206**	9
Profit after tax	**869**	733
Total recognised income and expense	**1,075**	742
Attributable to:		
Equity holders of Heineken Holding N.V.	**455**	324
Minority interests in Heineken N.V.	**454**	323
Minority interests in Heineken N.V. group companies	**166**	95
Total recognised income and expense	**1,075**	742

in millions of euros

		31 December 2005		31 December 2004	
Assets					
Non-current assets					
Property, plant & equipment	note 8	**5,067**		4,773	
Intangible assets	note 9	**2,380**		1,837	
Investments in associates	note 10	**172**		134	
Investments	note 11	**646**		632	
Deferred tax assets	note 12	**286**		269	
			8,551		7,645
Current assets					
Inventories	note 13	**883**		782	
Trade and other receivables	note 14	**1,787**		1,646	
Investments	note 11	**23**		26	
Cash and cash equivalents	note 15	**585**		678	
			3,278		3,132
			11,829		10,777

		31 December 2005		31 December 2004	
Total equity					
Issued capital		**392**		392	
Reserves		**285**		178	
Retained earnings		**1,308**		1,058	
Total equity attributable to the equity holders of Heineken Holding N.V.	note 16		**1,985**		1,628
Minority interests in Heineken N.V.			**1,984**		1,628
Minority interests in Heineken N.V. group companies			**545**		477
			4,514		3,733
Liabilities					
Non-current liabilities					
Interest-bearing loans and borrowings	note 19	**2,195**		2,615	
Other non-current liabilities		**38**		23	
Employee benefits	note 20	**664**		680	
Provisions	note 21	**273**		298	
Deferred tax liabilities	note 12	**393**		384	
			3,563		4,000
Current liabilities					
Bank overdrafts	note 19	**351**		517	
Interest-bearing loans and borrowings	note 19	**709**		429	
Trade and other payables	note 22	**2,451**		2,025	
Income tax payable		**141**		30	
Provisions	note 21	**100**		43	
			3,752		3,044
			7,315		7,044
			11,829		10,777

Consolidated statement of cash flows

in millions of euros

		2005	2005	2004	2004
Operating activities					
Profit attributable to the equity holders of Heineken Holding N.V. (net profit)		**381**		321	
Adjustments for:					
Depreciation and amortisation	note 5	**768**		682	
Gain on sale of property, plant & equipment and intangible assets	note 5	**– 58**		– 26	
Investment income and share of profit of associates		**– 128**		– 120	
Interest expense		**221**		243	
Tax expense		**300**		306	
Minority interests in Heineken N.V.		**380**		321	
Minority interests in Heineken N.V. group companies		**108**		91	
Other non-cash items		**158**		284	
Cash flow from operations before changes in working capital and provisions			**2,130**		2,102
Change in trade and other receivables		**– 76**		69	
Change in inventories		**– 18**		34	
Change in trade and other payables		**208**		27	
Total change in working capital			**114**		130
Change in provisions and employee benefits			**– 31**		– 69
Cash flow from operations			**2,213**		2,163
Interest paid and received		**– 141**		– 175	
Dividend received		**20**		6	
Income taxes paid		**– 220**		– 383	
Cash flow from interest, dividend and income tax			**– 341**		– 552
Cash flow from operating activities			**1,872**		1,611
Investing activities					
Proceeds from sale of property, plant & equipment and intangible assets		**161**		67	
Purchase of intangible assets		**– 21**		– 18	
Purchase of property, plant & equipment		**– 853**		– 719	
Loans issued to customers (debt securities)		**– 152**		– 181	
Repayment on loans to customers (debt securities)		**131**		112	
Cash flow from operational investing activities			**– 734**		– 739
Acquisition of subsidiaries, associates and investments	note 2	**– 730**		– 1,117	
Disposal of subsidiaries, associates and investments	note 2	**270**		61	
Cash flow from aqcuisitions and disposals			**– 460**		– 1,056
Cash flow from investing activities			**– 1,194**		– 1,795

		2005		2004
Financing activities				
Proceeds from long-term borrowings	**363**		201	
Repayment of long-term borrowings	**– 700**		– 324	
Dividends paid	**– 271**		– 243	
Other	**16**		–	
Cash flow from financing activities		**– 592**		– 366
Net cash flow		**86**		– 550
Cash and cash equivalents net of bank overdrafts as at 1 January		**161**		710
Effect of foreign exchange movements		**– 13**		1
Cash and cash equivalents net of bank overdrafts as at 31 December		**234**		161

Significant accounting policies

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands. The consolidated financial statements of the Company for the year ended 31 December 2005 comprise Heineken Holding N.V., Heineken N.V., its subsidiaries (together referred to as 'Heineken') and interests in associates and joint ventures. A summary of the main subsidiaries and joint ventures is included in notes 27 and 28. The financial statements have been prepared by the Board of Directors of the Company and authorised for issue on 21 February 2006 and will be submitted for adoption to the Annual General Meeting of Shareholders on 20 April 2006.

(a) Statement of compliance

The consolidated financial statements have been prepared for the first time in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB).

Only IFRSs issued by the EU (i.e., only IFRSs that are adopted for use in the EU on the date of authorisation) have been applied in preparation of the consolidated financial statements.

IFRS 1 has been applied and an explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows is provided in note 30.

(b) Basis of preparation

The financial statements are presented in euros, rounded to the nearest million, unless stated otherwise. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held-for-trading and financial instruments available-for-sale.

The accounting policies have been consistently applied to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet as at 1 January 2004 for the purpose of the transition to IFRS, except for the comparative information relating to financial instruments. Comparative information in respect of financial instruments is based on previous Dutch accounting principles. The adoption in the current year of IAS 32 and IAS 39 Financial instruments by Heineken and its effect on the balance sheet as at 1 January 2005 are disclosed in note 18. Heineken has used the IFRS exemption not to restate the comparative figures.

The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgements about the carrying values of the assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Notes 8, 9 and 20 contain information about the assumptions used in respect of property, plant and equipment, intangible assets and employee benefits. In note 23 the exposure to credit, interest rate and currency rate risks is explained.

Described in the notes to the financial statements are the most critical accounting judgements in applying Heineken's accounting policies.

(c) Basis of consolidation

(i) Subsidiaries
Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Associates
Associates are those entities in which Heineken has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include Heineken's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When Heineken's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Heineken has incurred obligations in respect of the associate.

(iii) Joint ventures
Joint ventures are those entities over whose activities Heineken has joint control, established by contractual agreement. The consolidated financial statements include Heineken's proportionate share of the entities' assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

(iv) Investments
Investments are investments in entities and are classified either as non-current assets or current assets and are, depending on the fact if they are strategic investments or not, stated at amortised cost or at fair value (refer accounting policy i).

(v) Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of Heineken's interest in the enterprise. Unrealised gains arising from transactions with associates are eliminated against the investment in the associate. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Foreign currency

(i) Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies on the balance sheet date are translated to the functional currency at the foreign exchange rate ruling on that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling on the dates the values were determined. Non-monetary assets and liabilities denominated in foreign currencies that are stated at cost remain translated into the functional currency at historical foreign exchange rates.

The following exchange rates were used while preparing these financial statements (for most important countries in which Heineken has operations):

In euros		*Year end*		*Average*
	2005	2004	**2005**	2004
CLP	0.001651	0.001314	0.001442	0.001321
EGP	0.148588	0.120482	0.139265	0.129895
NGN	0.006464	0.005527	0.006137	0.005985
PLN	0.259081	0.243902	0.248562	0.221158
RUB	0.029416	0.026428	0.028442	0.027959
SGD	0.510204	0.449035	0.483394	0.476624
USD	0.845380	0.732332	0.804366	0.805224

(ii) Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to the functional currency at foreign exchange rates ruling on the balance sheet date. The revenues and expenses of foreign operations are translated to the functional currency at rates approximating the foreign exchange rates ruling on the dates of the transactions.

Foreign exchange differences arising on translation are recognised directly in equity as a separate component.

(iii) Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations are taken to the translation reserve. They are released into the income statement on disposal. Any differences that have arisen since 1 January 2004, the date of transition to IFRS, are presented as a separate component of equity. The cumulative translation differences on the date of transition to IFRS are deemed to be zero.

(e) Derivative financial instruments

Heineken uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, derivatives for which hedge accounting is not applied are accounted for as trading instruments.

Derivative financial instruments are recognised at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (refer accounting policy f).

The fair value of interest rate swaps is the estimated amount that Heineken would receive or pay to terminate the swap on the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counter parties. The fair value of forward exchange contracts is their calculated market price on the balance sheet date, being the present value of the quoted forward price.

(f) Hedging

(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, a firm commitment or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the firm commitment or forecasted transaction results in the recognition of a non-financial asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognised in the income statement at the same time as the hedged transaction affects the consolidated income statement. The effectiveness of the hedge is measured by comparing the cumulative change in fair value of the derivative financial instruments with the hedge item. The ineffective part of any gain or loss is recognised in the income statement immediately. Any gain or loss arising from changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised in the income statement immediately.

When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

(g) Property, plant & equipment (P, P & E)

(i) Owned assets

Items of property, plant and equipment are stated at cost less government grants received (refer iv), accumulated depreciation (refer v) and impairment losses (refer accounting policy m). The historical cost comprises the initial purchase price increased with direct acquisition costs (like transports and non-recoverable taxes). The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases in terms of which Heineken assumes substantially all the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (refer v) and impairment losses (refer accounting policy m). Lease payments are accounted for as described in accounting policy t.

(iii) Subsequent expenditure

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, is capitalised. Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

(iv) Government grants

Government grants related to property, plant and equipment and grants relating to research and development activities are recognised when it is reasonably assured that Heineken will comply with the conditions attaching to them and the grants will be received.

(v) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment, and major components that are accounted for separately. Land and assets under construction are not depreciated.

The estimated useful lives are as follows:

Buildings	30-40 years
Plant and equipment	10-30 years
Other fixed assets	5-10 years

The residual value as well as the useful lives are reassessed annually.

(h) Intangible assets

(i) Goodwill

Goodwill arising on an acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired. In respect of acquisitions prior to 1 October 2003, goodwill is included on the basis of deemed cost, being the amount recorded under previous accounting principles.

Goodwill is stated at cost less accumulated impairment losses (refer accounting policy m). Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment. Goodwill on acquisitions purchased before 1 January 2003 has been deducted from equity. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on acquisition is recognised directly in the income statement.

(ii) Brands

Brands acquired, separately, or as part of a business combination are capitalised as part of a brand portfolio if the brands meet the definition of an intangible asset and the recognition criteria are satisfied. Brand portfolios acquired as part of a business combination include the customer base related to the brand because it is assumed that brands have no value without customer base and vice versa. Brand portfolios acquired as part of a business combination are valued at fair value based on the royalty relief method. Brands and brand portfolios acquired separately are stated at cost. Brands and brand portfolios are amortised on a straight-line basis over their estimated useful life.

(iii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and Heineken has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation (refer vi) and impairment losses (refer accounting policy m).

(iv) Other intangible assets

Other intangible assets that are acquired by Heineken are stated at cost less accumulated amortisation (refer vi) and impairment losses (refer accounting policy m). Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

(v) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(vi) Amortisation intangible assets

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets except goodwill, from the date they are available for use. The estimated useful lives are as follows:

Brands	15 - 25 years
Software	3 years
Capitalised development costs	3 years

(i) Investments

(i) Debt securities held-to-maturity

Debt securities are loans and long-term receivables and are valued at amortised cost.

(ii) Investments in debt and equity securities

Investments held-for-trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

Other investments held by Heineken are classified as being available-for-sale, and are stated at fair value, with any resultant gain or loss being recognised in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement.

The fair value of investments held-for-trading and investments available-for-sale is their quoted bid price on the balance sheet date.

Investments held-for-trading and available-for-sale investments are recognised or derecognised by Heineken on the date it commits to purchase or sell the investments. Investments held-to-maturity are recognised or derecognised on the day they are transferred to or by Heineken.

(j) Inventories

(i) General

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(ii) Finished products and work in progress

Finished products and work in progress are stated at manufacturing cost taking into account the production stage reached. Costs include an appropriate share of direct production overheads based on normal operating capacity.

(iii) Other inventories and spare parts

The cost of other inventories is based on weighted averages and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

Spare parts are valued at the lower of cost or net realisable value. Value reductions and usage of parts are charged to the income statement. Spare parts acquired as part of an equipment purchase and which will only be used in connection with this specific equipment, are initially capitalised and amortised as part of the equipment.

(k) Trade and other receivables

Long-term trade receivables, trade and other receivables are stated at (amortised) cost less impairment losses (refer accounting policy m).

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and which form an integral part of Heineken's cash management are a component of cash and cash equivalents for the purpose of the statement of cash flows.

(m) Impairment

(i) General

The carrying amounts of Heineken's assets other than inventories (refer accounting policy j) and deferred tax assets (refer accounting policy u), are reviewed on each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For goodwill, the recoverable amount is estimated on each balance sheet date. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then, to reduce the carrying amount of the other assets in the unit, on a pro rata basis.

Goodwill is tested annually and was also tested for impairment on 1 January 2004, the date of transition to IFRS.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the income statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the income statement.

(ii) Calculation of recoverable amount

The recoverable amount of Heineken's investments in held-to-maturity securities and receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(iii) Reversal of impairments

An impairment loss in respect of a held-to-maturity security or receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through the income statement. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss shall be reversed with the amount of the reversal recognised in the income statement.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(n) Share capital

Share capital is classified as equity. Dividends are recognised as a liability in the period in which they are declared.

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement as finance costs over the period of the borrowings on an effective interest basis.

(p) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plans

Heineken's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield on balance sheet date on high-quality credit rated bonds that have maturity dates approximating the terms of Heineken's obligations.

The calculations are performed by qualified actuaries using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses as at 1 January 2004, the date of transition to IFRS, were recognised in equity.

In respect of actuarial gains and losses that arise subsequent to 1 January 2004 in calculating Heineken's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in a benefit to Heineken, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

(iii) Other long-term employee benefits

Heineken's net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield on balance sheet date on high-quality credit rated bonds in the appropriate currency that have maturity dates approximating the terms of Heineken's obligations.

(iv) Long-term incentive plan (equity compensation benefits)

As at 1 January 2005 Heineken N.V. established a share plan for the Executive Board members of Heineken N.V., see note 26.

The fair value of the share rights granted is recognised as personnel expenses with a corresponding increase in equity. The fair value is measured on grant date using the Monte Carlo model taking into account the terms and conditions of the plan. The costs of the plan are spread evenly over the performance period.

(q) Provisions

(i) Restructuring

A provision for restructuring is recognised when Heineken has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for. The provision is calculated at the net present value of the benefit commitments in connection with early retirement, relocation and redundancy schemes.

(ii) Other

A provision is recognised in the balance sheet when Heineken has a legal or constructive obligation as result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(r) Trade and other payables

Trade and other payables are stated at (amortised) cost.

(s) Revenue

(i) Goods sold and services rendered

Revenue from the sale of products is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

Net revenue are proceeds from sales of products and services supplied to third parties, net of sales tax, excise duties, customer discounts and other sales related discounts.

(ii) Other revenue

Other revenue are proceeds from sales of by-products, POS materials, royalties, rental income and technical services to third parties, net of sales tax. Sales of by-products and POS materials are recognised in the income statement when ownership has been transferred to the buyer. Royalties are recognised in the income statement on an accrual basis in accordance with the substance of the relevant agreement. Rental income and technical services are recognised in the income statement when the services have been delivered.

(t) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement (refer accounting policy f).

Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset. Dividend income is recognised in the income statement on the date that the dividend is declared.

The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

(u) Income tax

Income tax in the income statement for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted on the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted on the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(v) Segment reporting

A segment is a distinguishable component that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented in respect of Heineken's geographical segments, which is based on Heineken's management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly deferred tax, interest-bearing loans, borrowings and expenses. Corporate assets and income and expenses are included in Western Europe. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Inter-segment pricing is determined on an arm's length basis.

note 1 Segment reporting

Geographical

Heineken identifies the following geographical segments:

- Western Europe
- Central and Eastern Europe
- The Americas
- Africa and the Middle East
- Asia / Pacific

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Profit has been presented unallocated since items like net financing expenses, deferred tax results and several other items are subject to judgemental allocation. Corporate expenses are included in Western Europe.

Business segments

As almost the entire revenue of Heineken is accounted for by just one product group, namely beer, the financial information is segmented by geographical area only. The remaining activities are not reported separately on a segment basis as risks and rewards are not significantly different. The segment reporting is in line with the internal management information structure. Revenues and results are allocated to the region where the product is sold to the customer. Export revenues and results are also allocated to the regions. Most of the production facilities are located in Europe. Sales to the other regions are charged at transfer prices with a surcharge for cost of capital.

Geographical segments	Western Europe		Central and Eastern Europe		The Americas	
	2005	2004	**2005**	2004	**2005**	2004
Revenue						
Third-party revenue proceeds*	**4,744**	4,676	**2,768**	2,512	**1,733**	1,516
Interregional revenue proceeds	**641**	673	**28**	14	**–**	–
Total revenue	**5,385**	5,349	**2,796**	2,526	**1,733**	1,516
Operating profit	**456**	562	**290**	254	**242**	284
Share of profit of associates	**2**	3	**8**	2	**14**	7
Interest income and expenses						
Other net financing income/(expenses)						
Income tax expense						
Profit after tax						
Attributable to:						
Equity holders of Heineken Holding N.V. (net profit)						
Minority interests in Heineken N.V.						
Minority interests in Heineken N.V. group companies						
Profit after tax						
Beer volumes						
Consolidated volume	**31,896**	32,196	**39,308**	36,924	**11,782**	11,473
Minority interests	**–**	–	**6,160**	5,666	**3,197**	2,935
Licences	**285**	286	**–**	–	**144**	141
Interregional volume	**9,135**	9,006	**120**	136	**–**	–
Group volume	**41,316**	41,488	**45,588**	42,726	**15,123**	14,549
Segment assets	**3,803**	3,921	**4,956**	4,277	**1,179**	954
Investments in associates	**10**	3	**15**	15	**62**	60
Total segment assets	**3,813**	3,924	**4,971**	4,292	**1,241**	1,014
Unallocated assets						
Total assets						
Segment liabilities	**2,860**	4,203	**2,940**	1,650	**600**	443
Total liabilities						
Total equity						
Total equity and liabilities						
Purchase of property, plant & equipment	**372**	328	**254**	222	**60**	25
Purchase of goodwill	**14**	24	**430**	555	**34**	8
Purchase of other intangible assets	**5**	7	**13**	7	**2**	2
Depreciation of property, plant & equipment	**274**	290	**231**	224	**45**	39
Impairment of property, plant & equipment	**5**	–	**–**	3	**–**	–
Amortisation intangibles	**13**	16	**18**	16	**4**	3
Impairment intangibles	**–**	–	**15**	2	**–**	–

* Includes other revenue of €257 million (2004: €241 million).

Africa and the Middle East		Asia/Pacific		Eliminations		Consolidated	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
1,049	887	**502**	471	**–**	–	**10,796**	10,062
3	2	**–**	–	**– 672**	– 689	**–**	–
1,052	889	**502**	471	**– 672**	– 689	**10,796**	10,062
196	185	**65**	63	**–**	–	**1,249**	1,348
2	2	**8**	7	**–**	–	**34**	21
						– 139	– 165
						25	– 165
						– 300	– 306
						869	733
						381	321
						380	321
						108	91
						869	733
11,559	10,786	**5,976**	5,312	**–**	–	**100,521**	96,691
679	335	**3,779**	3,227	**–**	–	**13,815**	12,163
2,798	2,360	**1,047**	987	**–**	–	**4,274**	3,774
–	28	**–**	–	**– 9,255**	– 9,170	**–**	–
15,036	13,509	**10,802**	9,526	**– 9,255**	– 9,170	**118,610**	112,628
1,090	804	**381**	328			**11,409**	10,284
16	21	**69**	35			**172**	134
1,106	825	**450**	363			**11,581**	10,418
						248	359
						11,829	10,777
680	564	**235**	184			**7,315**	7,044
						7,315	7,044
						4,514	3,733
						11,829	10,777
116	120	**51**	24			**853**	719
45	– 23	**– 10**	30			**513**	594
1	2	**–**	–			**21**	18
80	56	**17**	6			**647**	615
6	–	**–**	–			**11**	3
2	1	**–**	–			**37**	36
–	–	**–**	–			**15**	2

note 2 Acquisitions and disposals of subsidiaries and joint ventures

There were a number of changes in the scope of the consolidation during the year.
The most significant changes are mentioned below.

Acquisitions during the year	*% acquired*	*Acquired and consolidated from*
Brauerei Hoepfner, Germany	49.9	1 January 2005
Fürstlich Fürstenbergische Brauerei, Germany	49.9	1 January 2005
Würzburger Hofbraü, Germany	28.5	1 January 2005
Hubauer, Germany	49.9	1 January 2005
Consolidated Breweries, Nigeria	50.1	1 January 2005
Jiangsu DaFuHao Breweries Co. Ltd., China	18.4	1 April 2005 (not consolidated)
Tempo Beverages, Israel	40.0	1 June 2005
Patra Brewery, Russia	100.0	1 July 2005
Stepan Razin Brewery, Russia	100.0	1 August 2005
Baikal Brewery, Russia	100.0	1 November 2005
Ivan Taranov Breweries, Russia	100.0	1 December 2005

Acquisitions in 2005 contributed €10 million to operating profit. If all those acquisitions would have been effected as per 1 January 2005, the estimated contribution to operating profit would have been €16 million.

Disposal during the year	*Deconsolidated from*
Brau Union Real Estate, Austria	1 January 2005

Effect of acquisitions and disposals

The Russian acquisitions had the following effect on Heineken's assets and liabilities.

	Acquisitions	2005
Property, plant & equipment	188	
Intangible assets	46	
Investments	2	
Deferred tax assets	10	
Inventories	29	
Trade and other receivables	63	
Minority interests	3	
Interest-bearing loans and borrowings	– 109	
Deferred tax liabilities	– 15	
Other payables	– 80	
Net identifiable assets and liabilities		137
Goodwill on acquisitions		393
Consideration paid, satisfied in cash		530
Cash acquired		– 4
Net cash outflow		526

The fair values of assets and liabilities of the Russian acquisitions have been determined on a provisional basis, since not all relevant information was available yet on the date of acquisition.

The goodwill related to the acquisitions amounted to €393 million. The amount of goodwill paid relates to expected synergies to be achieved. Synergies to be achieved are a result of a stronger presence in the market and synergies in purchasing, sourcing and selling due to the integration of Heineken's activities with the companies in Russia. The strong local market positions will enable Heineken to roll out the national and international brand portfolio.

Other acquisitions and disposals had the following effect on Heineken's assets and liabilities.

	Acquisitions **2005**		Disposals **2005**	
Property, plant & equipment	89		– 253	
Intangible assets	4		–	
Investments in associates	5		–	
Other investments	– 8		–	
Deferred tax assets	2		–	
Inventories	24		–	
Trade and other receivables	12		– 2	
Minority interests	8		–	
Interest-bearing loans and borrowings	– 21		–	
Employee benefits	– 11		–	
Provisions	– 20		1	
Deferred tax liabilities	– 7		–	
Other payables	– 25		3	
Net identifiable assets and liabilities		52		– 251
Goodwill on acquisitions		120		–
Consideration paid/(received), satisfied in cash		172		– 251
Cash acquired		2		–
Net cash outflow/(inflow)		174		– 251

The fair values of assets and liabilities of some acquisitions have been determined on a provisional basis, since not all relevant information was available yet on the date of acquisition.
The amount of goodwill paid relates to synergies to be achieved. Synergies to be achieved are a result of a stronger presence in the market and synergies in purchasing, sourcing and selling due to the integration of Heineken's activities in the region.
The disposals relate to the sale of the real estate business in Austria.

note 3 Raw materials, consumables and services

		2005		2004
Raw materials	**715**		709	
Packaging	**1,244**		1,142	
Goods for resale	**1,404**		1,235	
Stock movements	**10**		– 7	
Marketing and selling expenses	**1,353**		1,192	
Transport costs	**525**		520	
Energy and water	**218**		181	
Repair and maintenance	**241**		233	
Other expenses	**947**		896	
		6,657		6,101

note 4 Personnel expenses

		2005		2004
Wages and salaries	**1,413**		1,331	
Contributions to defined contribution plans	**13**		15	
Increase in liability defined benefit plans	**96**		96	
Increase in other long-term employee benefits	**11**		10	
Compulsory social security contributions	**251**		259	
Other personnel expenses	**396**		246	
		2,180		1,957
Average number of employees during the year				
Subsidiaries:				
Netherlands	**4,541**		4,885	
Other Western Europe	**12,831**		13,583	
Central and Eastern Europe	**18,211**		17,233	
The Americas	**1,827**		1,760	
Africa and the Middle East	**11,897**		10,982	
Asia/Pacific	**1,050**		1,024	
		50,357		49,467
Joint ventures[1]:				
Western Europe	**–**		–	
Central and Eastern Europe	**4,824**		4,037	
The Americas	**4,069**		3,846	
Africa and the Middle East	**630**		583	
Asia/Pacific	**4,425**		3,799	
		13,948		12,265
		64,305		61,732

[1] Employees of joint ventures are stated at 100%

note 5 Depreciation and amortisation

		2005		2004
Property, plant & equipment	**658**		618	
Intangible assets	**52**		38	
		710		656

note 6 Other net financing income/(expense)

		2005		2004
Impairment investments	**– 6**		– 190	
Dividend income	**13**		11	
Exchange rate differences	**19**		– 4	
Other financing income/(expense)	**– 1**		18	
		25		– 165

The impairment of investments in 2004 relates to Cervejarias Kaiser S.A., Brasil.

note 7 Income tax expense

		2005		2004
Recognised in the income statement				
Current tax expense				
Current year	**326**		333	
(Over)/under provided in prior years	**– 14**		10	
		312		343
Deferred tax expense				
Origination and reversal of timing differences	**– 12**		– 20	
Reduction in tax rate	**– 6**		– 21	
Benefit of tax losses recognised	**6**		4	
		– 12		– 37
		300		306

		2005		2004
Reconciliation of effective tax rates				
Profit before tax	**1,169**		1,039	
Income from associates	**– 34**		– 21	
Dividend income	**– 13**		– 11	
Book profit on sale of Whitbread	**–**		– 17	
Impairment investments	**6**		190	
Taxable profit		**1,128**		1,180

	%	2005	%	2004
Income tax using corporate tax rate	**31.5**	**354**	34.5	407
Effect of tax rates in foreign jurisdictions	**– 2.5**	**– 29**	– 6.1	– 72
Effect of non-deductible expenses	**2.6**	**30**	2.3	27
Effect of tax incentives	**– 4.0**	**– 45**	– 4.1	– 48
Effect of tax losses utilised	**0.5**	**6**	0.4	4
Reduction of tax rates	**– 0.6**	**– 6**	– 1.8	– 21
(Over)/under provided in prior years	**– 1.2**	**– 14**	0.9	10
Other	**0.3**	**4**	– 0.1	– 1
	26.6	**300**	26.0	306

		2005		2004
Deferred tax credit recognised directly in equity				
Relating to policy changes	**– 12**		–	
Relating to fair value adjustments	**31**		–	
		19		–

note 8 **Property, plant & equipment**

	Land and buildings	Plant and equipment	Other fixed assets	P,P&E under construction	Total
Cost					
Balance as at 1 January 2004	2,713	4,271	2,534	165	9,683
Changes in consolidation	3	77	10	2	92
Purchases	59	191	281	188	719
Transfer of completed projects under construction	29	75	89	– 193	–
Disposals	– 17	– 35	– 120	–	– 172
Effect of movements in foreign exchange	11	16	18	1	46
Balance as at 31 December 2004	2,798	4,595	2,812	163	10,368
Balance as at 1 January 2005	2,798	4,595	2,812	163	10,368
Changes in consolidation	– 202	122	– 40	7	– 113
Purchases	59	197	299	298	853
Transfer of completed projects under construction	48	77	82	– 207	–
Disposals	– 64	– 82	– 253	–	– 399
Effect of movements in foreign exchange	86	184	85	10	365
Balance as at 31 December 2005	2,725	5,093	2,985	271	11,074
Depreciation and impairment losses					
Balance as at 1 January 2004	– 1,201	– 2,299	– 1,551	–	– 5,051
Changes in consolidation	– 1	–	– 3	–	– 4
Depreciation charge for the year	– 49	– 246	– 320	–	– 615
Impairment charge	–	1	– 4	–	– 3
Disposals	– 18	24	100	–	106
Effect of movements in foreign exchange	–	– 1	– 27	–	– 28
Balance as at 31 December 2004	– 1,269	– 2,521	– 1,805	–	– 5,595
Balance as at 1 January 2005	– 1,269	– 2,521	– 1,805	–	– 5,595
Changes in consolidation	12	71	54	–	137
Depreciation charge for the year	– 29	– 288	– 330	–	– 647
Impairment charge	–	3	– 14	–	– 11
Disposals	– 24	75	190	–	241
Effect of movements in foreign exchange	– 29	– 64	– 39	–	– 132
Balance as at 31 December 2005	– 1,339	– 2,724	– 1,944	–	– 6,007
Carrying amount					
As at 1 January 2004	1,512	1,972	983	165	4,632
As at 31 December 2004	1,529	2,074	1,007	163	4,773
As at 1 January 2005	1,529	2,074	1,007	163	4,773
As at 31 December 2005	1,386	2,369	1,041	271	5,067

Security
Property, plant & equipment totalling €137 million (2004: €140 million) have been pledged as security to the authorities in a number of countries for the payment of taxation, particularly excise duties on beers, non-alcoholic beverages and spirits and import duties.

Property, plant & equipment under construction
Property, plant & equipment under construction mainly relates to the construction of the new brewery at Seville, Spain. The new brewery will come on-stream in 2007 and will be fully operational early 2008.

note 9 Intangible assets

	Goodwill	Brands	Software and other	Total
Cost				
Balance as at 1 January 2004	1,034	168	121	1,323
Changes in consolidation	594	–	3	597
Purchases/internally developed	3	5	10	18
Disposals	–	2	– 14	– 12
Effect of movements in foreign exchange	– 4	–	2	– 2
Balance as at 31 December 2004	1,627	175	122	1,924
Balance as at 1 January 2005	1,627	175	122	1,924
Changes in consolidation	513	54	– 4	563
Purchases/internally developed	1	3	17	21
Disposals	– 1	–	– 2	– 3
Effect of movements in foreign exchange	12	–	4	16
Balance as at 31 December 2005	2,152	232	137	2,521
Depreciation and impairment losses				
Balance as at 1 January 2004	–	– 1	– 56	– 57
Amortisation charge for the year	–	– 8	– 28	– 36
Impairment charge	–	– 2	–	– 2
Disposals	–	–	7	7
Effect of movements in foreign exchange	–	–	1	1
Balance as at 31 December 2004	–	– 11	– 76	– 87
Balance as at 1 January 2005	–	– 11	– 76	– 87
Amortisation charge for the year	–	– 8	– 29	– 37
Impairment charge	– 14	– 1	–	– 15
Effect of movements in foreign exchange	–	–	– 2	– 2
Balance as at 31 December 2005	– 14	– 20	– 107	– 141
Carrying amount				
As at 1 January 2004	1,034	167	65	1,266
As at 31 December 2004	1,627	164	46	1,837
As at 1 January 2005	1,627	164	46	1,837
As at 31 December 2005	2,138	212	30	2,380

		2005		2004
Impairment losses and subsequent reversals				
Impairment tests for cash-generating units containing goodwill				
Goodwill relates to the following Operating Companies:				
Brau Union (acquisition 2003)	**1,115**		1,097	
Russia	**448**		55	
Compania Cervecerias Unidas (CCU)	**320**		286	
		1,883		1,438
Various other Operating Companies		**255**		189
		2,138		1,627

Goodwill has been tested for impairment as at 31 December 2005. The recoverable amounts significantly exceed the carrying amount of the operations including goodwill. Goodwill has not been impaired, except for three operations where an impairment loss of €14 million was charged to the results.

The recoverable amounts of the cash-generating units are based on value-in-use calculations. Those calculations use cash flow projections based on actual operating results and the three-year business plan extrapolated for the first five-year period. Cash flows for periods after 2010 are extrapolated using inflation plus an adjusted growth rate. The growth rate is consistent with the long-term expected growth rate for the industry per region.

A per cash-generating unit-specific Weighted Average Cost of Capital (WACC) has been used in discounting the projected cash flows.

note 10 Investments in associates

Heineken has the following investments in associates, direct or indirect through subsidiaries or joint ventures:

		Ownership %	
	Country	**2005**	2004
Cervecerias Costa Rica S.A.	Costa Rica	**25.0**	25.0
Brasserie Nationale d'Haiti	Haiti	**23.3**	23.3
Guinness Ghana Breweries Ltd.	Ghana	**20.0**	20.0
Sierra Leone Brewery	Sierra Leone	**42.5**	42.5
Guinness Anchor Berhad*	Malaysia	**10.7**	10.7
Thai Asia Pacific Brewery Co. Ltd.*	Thailand	**14.7**	14.8
Jiangsu DaFuHao Breweries Co. Ltd.*	China	**18.4**	–

* Indirect through joint ventures.

Heineken's share in the profit of associates for the year ended 31 December 2005 was €34 million (2004: €21 million).

note 11 Investments

		2005		2004
Non-current investments				
Debt securities held-to-maturity	**481**		506	
Equity securities available-for-sale	**165**		126	
		646		632
Current investments				
Equity securities held-for-trading		**23**		26

note 12 Deferred tax assets and liabilities

Recognised deferred tax assets	Assets		Liabilities		Net	
and liabilities	**2005**	2004	**2005**	2004	**2005**	2004
Deferred tax assets and liabilities are attributable to the following items:						
Property, plant & equipment	**21**	3	**381**	344	**– 360**	– 341
Intangible assets	**27**	26	**42**	44	**– 15**	– 18
Other investments	**16**	11	**2**	6	**14**	5
Inventories	**4**	3	**– 5**	– 8	**9**	11
Interest-bearing loans and borrowings	**3**	1	**–**	–	**3**	1
Employee benefits	**144**	160	**5**	3	**139**	157
Provisions	**56**	47	**– 4**	– 4	**60**	51
Other items	**65**	64	**41**	67	**24**	– 3
Tax value of loss carry-forwards recognised	**19**	22	**–**	–	**19**	22
Tax (assets)/liabilities	**355**	337	**462**	452	**– 107**	– 115
Set-off of tax	**– 69**	– 68	**– 69**	– 68	**–**	–
Net tax (assets)/liabilities	**286**	269	**393**	384	**– 107**	– 115

	2005	2004
Unrecognised deferred tax assets		
Deferred tax assets have not been recognised in respect of the following items:		
Losses carry-forward not recognised	**140**	111

The tax losses expire in different years. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which Heineken can utilise the benefits there from.

		2005
Tax losses		
Heineken has, for an amount of €190 million (2004: €198 million), losses carry-forward as per 31 December 2005 which expire in the following years:		
2006	8	
2007	42	
2008	42	
2009	15	
2010	10	
After 2010 but not unlimited	33	
Unlimited	40	
		190
Recognised as deferred tax assets		– 50
Unrecognised		140

Movement in temporary differences during the year 2005	Balance 1 January	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Balance 31 December
Property, plant & equipment	– 341	– 18	– 16	15	–	– 360
Intangible assets	– 18	6	–	– 3	–	– 15
Other investments	5	–	–	4	5	14
Inventories	11	–	1	– 3	–	9
Interest-bearing loans and borrowings	1	–	–	–	2	3
Employee benefits	157	1	–	– 19	–	139
Provisions	51	–	2	7	–	60
Other items	– 3	1	– 2	17	11	24
Tax value of loss carry-forwards utilised	22	–	2	– 6	1	19
	– 115	– 10	– 13	12	19	– 107

note 13 Inventories

		2005		2004
Raw materials	**147**		134	
Work in progress	**83**		81	
Finished products	**191**		206	
Goods for resale	**172**		122	
Non-returnable packaging	**83**		61	
Other inventories	**207**		178	
		883		782
Inventories stated at fair value less costs to sell		**68**		46

note 14 Trade and other receivables

		2005		2004
Trade receivables due from associates and joint ventures	**29**		24	
Trade receivables	**1,435**		1,285	
Other amounts receivable	**218**		190	
Fair value derivatives	**11**		–	
Prepayments and accrued income	**94**		147	
		1,787		1,646

note 15 Cash and cash equivalents

		2005		2004
Bank balances	**354**		308	
Call deposits	**231**		370	
Cash and cash equivalents		**585**		678
Bank overdrafts		**– 351**		– 517
		234		161

note 16 Total equity

	Issued capital	Legal reserves	Translation reserve	Hedging and fair value reserve	Revaluation reserve	Retained earnings	Equity[1]	Minority interests in Heineken N.V.	Minority interests in Heineken N.V. group companies	Total equity
Balance as at 1 January 2004	392	57	–	–	199	842	1,490	1,490	728	3,708
Effect transition to IFRS	–	90	–	–	– 199	10	– 99	– 99	52	– 146
Balance as at 1 January 2004 according to IFRS	392	147	–	–	–	852	1,391	1,391	780	3,562
Net income recognised directly in equity[2]	–	2	3	–	–	– 2	3	2	4	9
Profit after tax	–	40	–	–	–	281	321	321	91	733
Transfer to retained earnings	–	– 14	–	–	–	14	–	–	–	–
Dividends to shareholders	–	–	–	–	–	– 87	– 87	– 86	– 63	– 236
Shares issued	–	–	–	–	–	–	–	–	– 2	– 2
Changes in consolidation	–	–	–	–	–	–	–	–	– 333	– 333
Balance as at 31 December 2004	392	175	3	–	–	1,058	1,628	1,628	477	3,733
Balance as at 1 January 2005	392	175	3	–	–	1,058	1,628	1,628	477	3,733
Net income recognised directly in equity[2]	–	13	71	14	–	– 24	74	74	58	206
Profit after tax	–	40	–	–	–	341	381	380	108	869
Transfer to retained earnings	–	– 31	–	–	–	31	–	–	–	–
Dividends to shareholders	–	–	–	–	–	– 98	– 98	– 98	– 86	– 282
Shares issued	–	–	–	–	–	–	–	–	– 1	– 1
Changes in consolidation	–	–	–	–	–	–	–	–	– 11	– 11
Balance as at 31 December 2005	392	197	74	14	–	1,308	1,985	1,984	545	4,514

[1] Equity attributable to equity holders of Heineken Holding N.V.

[2] Net income recognised directly in equity is explained in the consolidated statement of recognised income and expense on page 21.

Issued capital *in thousands of euros*	Priority shares **2005**	2004	Ordinary shares **2005**	2004
On issue as at 1 January	**1**	1	**392,019**	392,019
Issued for cash	–	–	–	–
On issue as at 31 December – fully paid	**1**	1	**392,019**	392,019

As at 31 December 2005 the authorised share capital comprised 245,011,848 ordinary shares with a par value of €1.60 and 250 priority shares (2004: 250) with a par value of €2. In 2004 there were 241,730,598 A shares with a par value of €1.60 and 3,281,250 B shares with a par value of €1.60. The A and B shares were converted into ordinary shares during 2005 after approval of the Annual General Meeting of Shareholders held on the 20th of April 2005.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. For the rights of the priority shareholders reference is made to the other information on page 78.

Translation reserve

The translation reserve comprises foreign exchange differences arising since 1 January 2004, from the translation of the financial statements of foreign operations of the Company (excluding amounts attributable to minority interests).

Legal reserves

These reserves relate to the share of profit of participating interests over the distribution of which Heineken does not have control. The movement in these reserves reflects retained profits of participating interests and dividends received.

Hedging and fair value reserve

The reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred and the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

Dividends

After the balance sheet date the Board of Directors proposed the following dividends.
The dividends have not been provided for.

	2005	2004
€0.40 per qualifying ordinary share (2004: €0.40)	**98**	98

note 17 Earnings per share

Basic earnings per share

The calculation of basic earnings per share as at 31 December 2005 was based on the profit attributable to ordinary shareholders (net profit) of €381 million (2004: €321 million) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2005 of 245,011,848 (2004: 245,011,848 (total of A and B shares)).

note 18 Changes in accounting policy

In the current financial year Heineken adopted IAS 32 and IAS 39 Financial instruments. The previous year figures have not been adapted for comparative purposes, in accordance with the exemption granted by IFRS 1.

In 2004 under previous accounting principles, Heineken recorded available-for-sale equity securities at cost and did not recognise derivatives. In accordance with IAS 32 and IAS 39, they should be recognised at fair value. The changes in accounting policy had the following impact on the opening balance sheet of 1 January 2005.

	Balance 31 December 2004	Effect of policy change	Balance 1 January 2005
Deferred tax assets	269	9	278
Other investments	632	37	669
Inventories	782	– 14	768
Trade and other receivables	1,646	68	1,714
Non-interest-bearing loans and borrowings	– 23	– 23	– 46
Deferred tax liabilities	– 384	– 20	– 404
Trade and other payables	– 2,025	– 13	– 2,038
Recognised directly in equity		– 44	
Attributable to:			
Equity holders of Heineken Holding N.V.		– 22	
Minority interests in Heineken N.V.		– 22	

note 19 Interest-bearing loans and borrowings

This note provides information about the contractual terms of Heineken's interest-bearing loans and borrowings. For more information about Heineken's exposure to interest rate risk and foreign currency risk, refer to note 23.

		2005		2004
Non-current liabilities				
Secured bank loans	**7**		12	
Unsecured bank loans	**841**		1,274	
Unsecured bond issues	**1,341**		1,329	
Finance lease liabilities	**6**		–	
		2,195		2,615
Current liabilities				
Current portion of unsecured bank loans	**404**		143	
Current portion of unsecured bond issues	**3**		3	
Current portion of finance lease liabilities	**2**		–	
Bank overdrafts	**351**		517	
Deposits from third parties	**284**		273	
Other	**16**		10	
		1,060		946

		2005		2004
Net interest-bearing debt position				
Long-term loans and borrowings	**2,195**		2,615	
Bank overdrafts	**351**		517	
Current portion of long-term borrowings	**409**		146	
Deposits from third parties and other short-term interest-bearing debts	**300**		283	
		3,255		3,561
Cash, cash equivalents and current investments		**– 608**		– 704
		2,647		2,857

note 20 Employee benefits

		2005		2004
Present value of unfunded obligations	**291**		422	
Present value of funded obligations	**2,830**		2,176	
Fair value of plan assets	**– 2,268**		– 1,843	
Present value of net obligations		**853**		755
Unrecognised actuarial losses		**– 285**		– 121
Recognised liability for defined benefit obligations		**568**		634
Other long-term employee benefits		**96**		46
		664		680

Liability for defined benefit obligations

Heineken makes contributions to a number of defined benefit plans that provide pension benefits for employees upon retirement in a number of countries being mainly: Netherlands, Greece, Austria, Germany, Italy, France, Spain and Nigeria. In other countries the pension plans are defined contribution plans and/or similar arrangements for employees.

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits and jubilee benefits.

		2005		2004
Movements in the net liability for defined benefit obligations recognised in the balance sheet				
Net liability as at 1 January	**634**		661	
Changes in consolidation and reclassification	**– 29**		–	
Effect of movements in foreign exchange	**5**		–	
Contributions paid	**– 138**		– 123	
Expense recognised in the income statement	**96**		96	
Net liability as at 31 December		**568**		634
Expense recognised in the income statement				
Current service costs	**82**		80	
Interest on obligation	**131**		132	
Expected return on plan assets	**– 112**		– 106	
Effect of any curtailment or settlement	**– 5**		– 10	
		96		96

Principal actuarial assumptions as at the balance sheet date	Europe		The Americas		Africa and the Middle East		Asia/Pacific	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Discount rate as at 31 December	**2.5-6.5**	3.5-7.0	**5.5-6.5**	5.5-6.5	**4.5-19**	5.5-19	**3.5-13**	3.5-10
Expected investment yield	**3.5-6.6**	4.0-6.6	**5.25**	6.0	**5.0**	6.0-17	**3.5-11**	3.5-11
Future pay increases in %	**1.5-8.0**	2.0-9.0	**0.5-5.0**	0.5-5.0	**3.0-17**	3.0-17	**3.5-8.0**	3.5-8.0
Future pension increases in %	**1.0-3.5**	1.5-2.5	**3.5**	–	**2.0**	2.0	**8.0**	8.0
Medical cost trend rate	**1.5**	–	**5.0**	5.0	**–**	–	**–**	–

note 21 Provisions

	Restructuring	Other	Total
Balance as at 1 January 2005	195	146	341
Changes in consolidation	–	19	19
Provisions made during the year	116	13	129
Provisions used during the year	– 62	– 36	– 98
Provisions reversed during the year	– 14	– 13	– 27
Translation differences	1	8	9
Balance as at 31 December 2005	236	137	373
Non-current part	182	91	273
Current part	54	46	100
	236	137	373

Restructuring

The provision for restructuring of €236 million mainly relates to restructuring programs in the Netherlands, France and Spain.

Other provisions

The other provisions include amongst others provisions formed for onerous contracts, surety provided and for lawsuits.

note 22 Trade and other payables

		2005		2004
Trade payables due to associates and joint ventures	**7**		7	
Other trade payables	**1,042**		797	
Packaging deposits	**334**		318	
Taxation and social security contributions	**281**		307	
Dividend	**31**		14	
Interest	**41**		38	
Fair value derivatives	**62**		–	
Other payables	**208**		214	
Accruals and deferred income	**445**		330	
		2,451		2,025

note 23 Financial instruments

Exposure to credit, interest rate and currency risks arise in the normal course of Heineken's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates and interest rates.

Hedging policy

Heineken is exposed to interest rate, foreign currency and credit risks on financial instruments. To limit the risks use is made of interest rate derivatives, such as interest rate swaps, forward rate agreements, caps and floors, minimising the effects of interest rate fluctuations on results. In addition, forward exchange contracts and options are used to limit the effects of foreign currency movements on results. Transactions are entered into with a limited number of counter parties with strong credit ratings. Foreign currency and interest rate hedging operations are governed by an internal policy and rules approved and monitored by the Executive Board of Heineken N.V.

Credit risk

Management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. Heineken does not require collateral in respect of financial assets.

Transactions involving hedging instruments and investments, only allowed in liquid securities, are conducted only with counter parties that have a credit rating of minimal single A or equivalent. Given their high credit ratings, management does not expect any counter party to fail to meet its obligations.

As at balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Interest rate risk

In principle, Heineken opts for a 50/50 mix of fixed and variable interest rates in its financing operations, possibly combined with the use of interest rate instruments. The interest rate instruments used are interest rate swaps, forward rate agreements, caps and floors.

Swaps mature over the next years following the maturity of the related loans (refer following table) and have swap rates ranging from 2.1 percent to 5.5 percent.

Heineken classifies interest rate swaps as cash flow hedges and states them at fair value. The fair value of swaps as at 1 January 2005 was adjusted against the hedging and fair value reserve on that date.

Effective interest rates and repricing analysis

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates as at the balance sheet date and the periods in which they re-price.

2005	Average effective interest rate	Total	1 year or less	1-2 years	2-5 years	More than 5 years
Unsecured bond loans:						
Bond loan in €	4.47	498	–	–	498	–
Bond loan in €	5.10	596	–	–	–	596
Bond loan in €	5.50	200	–	–	200	–
Bond loan in CLP	2.00	50	3	3	9	35
Unsecured bank loans:						
Loans from banks in €	2.70	818	249	21	279	269
Loans from banks in PLN	5.09	76	11	–	65	–
Loans from banks in CLP	2.97	98	6	–	39	53
Loans from banks in EGP	10.86	111	17	29	65	–
Other bank loans in various currencies	3.83	142	121	1	12	8
Finance lease liabilities	–	8	2	2	3	1
Bank overdrafts	–	351	351	–	–	–

In 2005 Heineken amended its existing €1.2 billion revolving credit facility increasing it to €2 billion, extending the tenor to seven years and improving terms and conditions in line with current market conditions. The interest rate was re-negotiated from 0.225% to 0.15% over Euribor (0.17% in years 6 and 7). The enlarged facility also integrates the €581 million facility established by a subsidiary. As at 31 December 2005, an amount of €160 million (2004: €556 million) had been drawn on this amended credit facility.

2004	Average effective interest rate	Total	1 year or less	1-2 years	2-5 years	More than 5 years
Unsecured bond loans:						
Bond loan in €	4.47	498	–	–	–	498
Bond loan in €	5.10	596	–	–	–	596
Bond loan in €	5.50	200	–	–	200	–
Bond loan in CLP	2.01	38	3	3	4	28
Unsecured bank loans:						
Loans from banks in €	3.59	1,198	86	741	276	95
Loans from banks in PLN	7.11	53	12	41	–	–
Loans from banks in CLP	3.00	34	4	17	13	–
Loans from banks in EGP	11.25	53	4	14	23	12
Other bank loans in various currencies	5.29	79	37	42	–	–
Bank overdrafts	–	517	517	–	–	–

Foreign currency risk

Heineken is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency. Currencies giving rise to this risk are primarily US Dollars, Singapore Dollars, Nigerian Niara's, Russian Rubles and Polish Zlotty.

Heineken hedges up to 90% of its mainly intra-Heineken US Dollar cash flows on the basis of rolling cash flow forecasts. Cash flows in other foreign currencies are hedged on the basis of a rolling cash flow forecast. Heineken uses mainly forward exchange contracts to hedge its foreign currency risk. Most of the forward exchange contracts have maturities of less than one year after the balance sheet date. Where necessary, the forward exchange contracts are rolled over at maturity.

In respect of other monetary assets and liabilities held in currencies other than the functional currency, Heineken ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

Firm commitments and forecasted transactions

Heineken classifies its forward exchange contracts and options, hedging forecasted transactions and firm commitments, as cash flow hedges and states them at fair value. The fair value of forward exchange contracts and options as at 1 January 2005 was adjusted against the opening balance of the hedging reserve on that date and retained earnings.

Sensitivity analysis

In managing interest rate and currency risks Heineken aims to reduce the impact of short-term fluctuations on Heineken's earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

A general increase of one percentage point in interest rates would have decreased Heineken's profit in 2005 before tax by approximately €3.3 million. The effect of interest rate swaps has been included in this calculation.

A general increase of one percentage point in the value of the Euro against foreign currencies would have decreased Heineken's profit before tax by approximately €11 million for the year ended 31 December 2005. The effect of the forward exchange contracts has been included in this calculation.

Fair values

The fair values of financial instruments and their carrying amounts are shown below:

	Carrying amount 2005	Fair value 2005
Equity securities available-for-sale	165	165
Debt securities held-to-maturity	481	481
Equity securities held-for-trading	23	23
Non-interest-bearing current assets	1,776	1,776
Interest rate swaps:		
Assets	2	2
Liabilities	– 8	– 8
Forward exchange contracts:		
Assets	4	4
Liabilities	– 44	– 44
Forward rate agreements:		
Assets	5	5
Liabilities	– 10	– 10
Bonds	– 1,344	– 1,415
Bank loans	– 1,252	– 1,258
Other interest-bearing debts	– 300	– 302
Finance lease liabilities	– 8	– 8
Long-term debts interest-free	– 38	– 40
Non-interest-bearing current liabilities	– 2,317	– 2,317
	– 2,865	– 2,946
Unrecognised losses		81

Fair value has been determined either by reference to the market value on the balance sheet date or by discounting the relevant cash flows using current interest rates for similar instruments.

note 24 Off-balance-sheet commitments

	Total	Less than 1 year	1-5 years	More than 5 years	Total 2004
Guarantees to banks for loans (to third parties)	353	245	96	12	313
Other guarantees	65	15	26	24	58
Total guarantees	418	260	122	36	371
Lease & operational lease commitments	172	22	84	66	115
Property, plant & equipment ordered	173	25	148	–	137
Raw materials purchase contracts	227	57	170	–	161
Other off-balance-sheet obligations	385	76	268	41	487
Off-balance-sheet obligations	957	180	670	107	900
Committed bank facilities	2,341	212	129	2,000	2,123

note 25 Contingencies

Netherlands

Heineken Nederland, among some other brewers operating in the Netherlands, received a statement of objections from the European Commission, claiming that these brewers entered into concerted practices restricting competition in the Dutch market in the period 1995-1999. Heineken is challenging the allegations of the European Commission and submitted its defence on 24 November 2005.

USA

Heineken USA, Heineken N.V. and in certain cases Heineken Holding N.V. and other Heineken companies have been named as defendants in purported 'class action' lawsuits filed in nine states. The lawsuits claim that Heineken companies, along with other producers and distributors of alcohol beverages, have unlawfully advertised and marketed products to underage people. Heineken is defending vigorously against these accusations, as Heineken companies advertise and market their products lawfully to people of legal drinking age.

In 2005, two of the lawsuits were dismissed: the court in the lawsuit pending in the State of Colorado dismissed that case, although the plaintiffs have appealed that ruling, and the plaintiff himself voluntarily dismissed the lawsuit he brought in the State of Florida. Heineken has filed, or will be filing in 2006, motions to dismiss all cases at the initial pleading state.

note 26 Related parties

Identity of related parties

Heineken has a related party relationship with its associates (refer note 10), joint ventures (refer note 28), L' Arche Holding S.A., the Board of Directors of Heineken Holding N.V. and the Executive Board and Supervisory Board of Heineken N.V.

Remuneration Board of Directors *in thousands of euros*		Fixed fee **2005**		Fixed fee 2004
M. Das	**45**		45	
C.L. de Carvalho-Heineken	**38**		38	
D.P. Hoyer	**38**		38	
K. Vuursteen	**38**		38	
		159		159

As at 31 December 2005, the Board of Directors represented 144,112,051 shares in the Company

Executive Board remuneration *In thousands of euros*	Fixed salary		Short-Term Incentive Plan bonus		Long-Term Incentive Plan bonus		Pension plan		Other deferred benefits		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
J.F.M.L. van Boxmeer [1]	**472**	358	**489**	376	**46**	534	**1,581**	86	**–**	–	**2,588**	1,354
M.J. Bolland [1]	**418**	358	**455**	376	**43**	534	**1,358**	91	**–**	–	**2,274**	1,359
D.R. Hooft Graafland [1]	**418**	358	**455**	376	**43**	349	**1,795**	93	**–**	–	**2,711**	1,176
A. Ruys [2]	**634**	543	**618**	618	**–**	897	**4,000**	148	**1,160**	–	**6,412**	2,206
K. Büche [3]	**418**	239	**376**	251	**–**	–	**980**	103	**901**	–	**2,675**	593
	2,360	1,856	**2,393**	1,997	**132**	2,314	**9,714**	521	**2,061**	–	**16,660**	6,688

[1] An extra payment over past service was made in anticipation of the new pension policy for the current Executive Board members in effect as of 2006. The retirement age is 65, but individual Executive Board members may retire earlier with a reduced level of benefit. Contribution rates are designed to enable an Executive Board member to retire from the company at the age of 62 with a benefit that represents about 62 percent of the pre-retirement base salary.

[2] Stepped down from the Executive Board on 1 October 2005. Mr Ruys will be entitled to a monthly salary until 1 July 2007 and a pro rata bonus over 2006. The deferred benefits have been recognised in 2005.

[3] Remuneration since appointment as member of the Executive Board on 1 May 2004. Stepped down from the Executive Board on 1 October 2005. Mr Büche will be entitled to a monthly salary until 31 December 2006 and a bonus over 2006. The deferred benefits have been recognised in 2005.

Executive Board remuneration

The remuneration of the members of the Executive Board comprises a fixed component and a variable component. The variable component is made up of a Short-Term Incentive Plan and a Long-Term Incentive Plan. The Short-Term Incentive Plan is based on an organic net profit growth target and specific year targets as set by the Supervisory Board. The Long-Term Incentive Plan includes performance share rights and is linked to Heineken's Relative Total Shareholder Return (RTSR) performance in comparison with the TSR performance of a selected peer group.

The performance period for share rights granted in 2005 is from 1 January 2005 to 31 December 2007. The vesting date is five business days after the publication of the annual results of 2007 after which a two-year restriction on the sale of the shares starts. In 2005, Mr J.F.M.L. van Boxmeer was awarded 14,244 performance shares rights and Messrs M.J. Bolland and D.R. Hooft Graafland were awarded 13,250 performance shares rights. At target performance, 100% of these shares will vest. At maximum performance 150% of these shares will vest.

The costs recognised are measured at grant date using the Monte Carlo model taking into account the terms and conditions of the plan.

As at 31 December 2005, the members of the Executive Board did not hold any of the Heineken N.V. shares, bonds or option rights, other than under the Long-Term Incentive Plan aforementioned. One of the Executive Board members held 790 shares of Heineken Holding N.V. as at 31 December 2005.

	2005	2004
Supervisory Board remuneration		
In thousands of euros		
The individual members of the Supervisory Board received the following remuneration:		
C.J.A. van Lede	**51**	43
J.M. de Jong	**45**	40
M. Das	**45**	38
M.R. de Carvalho	**43**	38
A.H.J. Risseeuw	**43**	38
J.M.Hessels	**43**	38
	270	235

As at 31 December 2005, the Supervisory Board members did not hold Heineken N.V. shares, bonds or option rights. Two Supervisory Board members together held 9,500 shares of Heineken Holding N.V. as at 31 December 2005 (2004: 9,500 shares).
In addition to the above Mr C.J.A. van Lede and Mr M. R. de Carvalho each receive €38,000 advisory fees for services rendered to Heineken Holding N.V.

Other related party transactions

There are no significant transactions with L' Arche Holding S.A., associates and joint ventures.

note 27 Group entities

Control of Heineken

The ordinary shares of the Company are traded on Euronext Amsterdam, the options on ordinary shares on Euronext.liffe Amsterdam. Pursuant to the Major Holdings in Listed Companies Disclosure Act, L' Arche Holding S.A. has disclosed an interest of 50.005% in the Company and Greenfee B.V. an interest of 6.8%.

Significant subsidiaries	*Country of incorporation*	*Ownership interest (%)* **2005**	2004
Heineken N.V.	Netherlands	**50.005**	50.005
Heineken Nederlands Beheer B.V.	Netherlands	**100.0**	100.0
Heineken Brouwerijen B.V.	Netherlands	**100.0**	100.0
Heineken Nederland B.V.	Netherlands	**100.0**	100.0
Heineken International B.V.	Netherlands	**100.0**	100.0
Heineken Supply Chain B.V.	Netherlands	**100.0**	100.0
Amstel Brouwerij B.V.	Netherlands	**100.0**	100.0
Amstel Internationaal B.V.	Netherlands	**100.0**	100.0
Vrumona B.V.	Netherlands	**100.0**	100.0
Invebra Holland B.V.	Netherlands	**100.0**	100.0
B.V. Beleggingsmaatschappij Limba	Netherlands	**100.0**	100.0
Brand Bierbrouwerij B.V.	Netherlands	**100.0**	100.0
Beheer- en Exploitatiemaatschappij Brand B.V.	Netherlands	**100.0**	100.0
Heineken CEE Holdings B.V.	Netherlands	**100.0**	100.0
Brasinvest B.V.	Netherlands	**100.0**	100.0
Heineken Beer Systems B.V.	Netherlands	**100.0**	100.0
Heineken France S.A.	France	**100.0**	100.0
Heineken España S.A.	Spain	**98.3**	98.2
Heineken Italia S.p.A.	Italy	**100.0**	100.0
Athenian Brewery S.A.	Greece	**98.8**	98.8
Brau Union AG	Austria	**100.0**	100.0
Grupa Żywiec S.A.	Poland	**61.8**	61.8
Heineken Ireland Ltd.[1]	Ireland	**100.0**	100.0
Brau Union Hungary Rt.	Hungary	**99.5**	85.3
Heineken Slovensko a.s.	Slovakia	**100.0**	100.0
Heineken Switzerland AG	Switzerland	**100.0**	100.0
Karlovačka Pivovara d.d.	Croatia	**97.5**	94.4
Mouterij Albert N.V.	Belgium	**100.0**	100.0
Ibecor S.A.	Belgium	**100.0**	100.0
Affligem Brouwerij BDS N.V.	Belgium	**100.0**	100.0
LLC Heineken Brewery	Russia	**100.0**	100.0
Dinal LLP	Kazakhstan	**99.9**	99.9
Heineken USA Inc.	United States	**100.0**	100.0
Starobrno a.s.	Czech Republic	**97.6**	97.6
Brau Union Romania S.A.	Romania	**96.3**	96.3

[1] In accordance with Section 17 of the Republic of Ireland Companies (Amendment) Act 1986, the Company issued an irrevocable guarantee for the year ended 31 December 2005 regarding the liabilities of Heineken Ireland Ltd. and Heineken Ireland Sales Ltd., as referred to in Section 5(c) of the Republic of Ireland Companies (Amendment) Act 1986.

Significant subsidiaries	*Country of incorporation*	*Ownership interest (%)* **2005**	2004
Ivan Taranov Breweries Ltd.	Cyprus	**100.0**	–
LLC 'Combinat named after Stepan Razin'	Russia	**100.0**	–
OJSC Patra	Russia	**100.0**	–
OJSC Baikal Brewery Company	Russia	**100.0**	–
LLC Central-European Brewing Company	Russia	**100.0**	100.0
Commonwealth Brewery Ltd.	Bahamas	**53.2**	53.2
Windward & Leeward Brewery Ltd.	St Lucia	**72.7**	72.7
Cervecerias Baru-Panama S.A.	Panama	**74.8**	74.8
Nigerian Breweries Plc.	Nigeria	**54.1**	54.1
Al Ahram Beverages Company S.A.E.	Egypt	**99.9**	99.9
Brasserie Lorraine S.A.	Martinique	**83.1**	83.1
Surinaamse Brouwerij N.V.	Surinam	**76.1**	76.1
Consolidated Breweries Ltd.	Nigeria	**50.1**	24.8
Grande Brasserie de Nouvelle Calédonie S.A.	New Caledonia	**87.3**	87.3
Brasserie Almaza S.A.L.	Lebanon	**67.0**	67.0
Brasseries, Limonaderies et Malteries 'Bralima' S.A.R.L.	D.R. Congo	**95.0**	95.0
Brasseries et Limonaderies du Rwanda 'Bralirwa' S.A.	Rwanda	**70.0**	70.0
Brasseries et Limonaderies du Burundi 'Brarudi' S.A.	Burundi	**59.3**	59.3
Brasseries de Bourbon S.A.	Réunion	**85.6**	85.6
P.T. Multi Bintang Indonesia Tbk.	Indonesia	**84.5**	84.5

note 28 Interests in joint ventures

Heineken has interests in the following joint ventures:

BrauHolding International GmbH & Co. KGaA	Germany	**49.9**	49.9
Zagorka Brewery A.D.	Bulgaria	**49.0**	49.0
Pivara Skopje A.D.	Macedonia	**27.6**	27.6
Brasseries du Congo S.A.	Congo	**50.0**	50.0
Asia Pacific Breweries (Singapore) Pte. Ltd.	Singapore	**41.9**	42.1
Shanghai Asia Pacific Brewery Ltd.	China	**44.6**	44.7
Hainan Asia Pacific Brewery Ltd.	China	**46.0**	46.1
South Pacific Brewery Ltd.	Papua New Guinea	**31.8**	31.9
Vietnam Brewery Ltd.	Vietnam	**25.2**	25.3
Cambodia Brewery Ltd.	Cambodia	**33.5**	33.7
DB Breweries Ltd.	New Zealand	**41.9**	42.1
Compania Cervecerias Unidas S.A.	Chile	**32.1**	30.8
Tempo Beverages Ltd.	Israel	**40.0**	–
United Breweries Lanka Ltd.	Sri Lanka	**25.3**	–

Via joint ventures Heineken is able to jointly govern the financial and operating policies of the above-mentioned companies. Heineken proportionally consolidates these companies.

Reporting date
The reporting date of the financial statements of all group entities and joint ventures disclosed are the same as for the Company, except for: Asia Pacific Breweries (Singapore) Pte. Ltd., Shanghai Asia Pacific Brewery Ltd., Hainan Asia Pacific Brewery Ltd., South Pacific Brewery Ltd., Vietnam Brewery Ltd. and Cambodia Brewery Ltd., which have a 30 September reporting date.

Included in the consolidated financial statements are the following items that represent Heineken's interests in the assets and liabilities, revenues and expenses of the joint ventures:

		2005		2004
Non-current assets	**958**		744	
Current assets	**489**		334	
Non-current liabilities	**– 333**		– 199	
Current liabilities	**– 381**		– 285	
Net assets		**733**		594
Revenue		**1,125**		889
Expenses		**– 1,009**		– 783
Operating profit		**116**		106

note 29 Subsequent event

There are no significant subsequent events to report until 21 February 2006.

note 30 Explanation of transition to IFRS

As stated in the basis of preparation, these are Heineken's first consolidated financial statements prepared in accordance with IFRS.

The accounting principles have been applied in preparing the financial statements for the year ended 31 December 2005, the comparative information presented in these financial statements for the year ended 31 December 2004 and in the preparation of an opening IFRS balance sheet as at 1 January 2004 (Heineken's date of transition).

In preparing its opening IFRS balance sheet, Heineken has adjusted amounts reported previously in financial statements prepared in accordance with its former basis of accounting (Dutch accounting principles). An explanation of how the transition from previous accounting principles to IFRS has affected Heineken's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation balance sheet as at 1 January 2004 and 31 December 2004	1 January 2004			31 December 2004		
	Previous GAAP	Effect transition to IFRS	IFRS	Previous GAAP	Effect transition to IFRS	IFRS
Assets						
Non-current assets						
Property, plant & equipment [1]	4,995	– 363	4,632	5,127	– 354	4,773
Intangible assets [2]	1,151	115	1,266	1,720	117	1,837
Investments in associates and other investments [3]	944	– 7	937	762	4	766
Deferred tax assets [4]	18	268	286	17	252	269
	7,108	13	7,121	7,626	19	7,645
Current assets						
Inventories [5]	834	–	834	779	3	782
Trade and other receivables [6]	1,379	327	1,706	1,309	337	1,646
Investments	76	– 51	25	76	– 50	26
Cash and cash equivalents [7]	1,340	50	1,390	628	50	678
	3,629	326	3,955	2,792	340	3,132
	10,737	339	11,076	10,418	359	10,777
Total equity						
Total equity attributable to equity holders of Heineken Holding N.V.	1,490	– 99	1,391	1,690	– 62	1,628
Minority interests in Heineken N.V.	1,490	– 99	1,391	1,689	– 61	1,628
Minority interests in Heineken N.V. group companies	728	52	780	483	– 6	477
	3,708	– 146	3,562	3,862	– 129	3,733
Liabilities						
Non-current liabilities						
Interest-bearing loans and borrowings	2,669	–	2,669	2,619	– 4	2,615
Other non-current liabilities	22	–	22	23	–	23
Employee benefits	708	–	708	680	–	680
Provisions [8]	406	– 58	348	341	– 43	298
Deferred tax liabilities [4]	315	166	481	227	157	384
	4,120	108	4,228	3,890	110	4,000
Current liabilities						
Interest-bearing loans and borrowings and bank overdrafts	1,093	–	1,093	951	– 5	946
Trade and other payables [9]	1,713	322	2,035	1,685	340	2,025
Tax payable	103	–	103	30	–	30
Provisions	–	55	55	–	43	43
	2,909	377	3,286	2,666	378	3,044
	7,029	485	7,514	6,556	488	7,044
	10,737	339	11,076	10,418	359	10,777

Notes to the reconciliation balance sheet as at 1 January 2004

1 *Property, plant & equipment* are €363 million lower due to the change from statement at estimated replacement cost to historical cost.

2 *Intangible assets* show a net increase of €115 million under IFRS representing, on the one hand, €165 million, being the value of brands acquired via the Brau Union transaction and reclassified from goodwill, less on the other hand, the impact on goodwill of the recognition of the deferred tax liability and the share of the brand value attributable to minority interests.

3 *Investments* are €7 million lower primarily due to reclassifications.

4 *Deferred tax assets* and *liabilities* are now reported as separate items on the balance sheet while previously these amounts were netted. The net deferred tax liability under Dutch accounting principles has been reduced as a result of the change to statement at historical cost of property, plant & equipment and the recognition of deferred tax assets. On the other hand the net deferred tax liability under Dutch accounting principles has been increased due to the recognition of brands. When implementing IFRS, Heineken has only netted those tax assets and liabilities where there is a legally enforceable right to net the assets and liabilities.

5 The impact on *Inventories* is zero because the change from estimated replacement cost to historical cost is compensated by the reclassification of certain returnable packaging materials from property, plant & equipment to inventories.

6 The increase in *Trade and other receivables* of €327 million is mainly due to the reclassification of the liability for refundable deposits received from customers on returnable packaging to other current liabilities. Under Dutch accounting principles, this liability was netted with the receivable.

7 *Cash and cash equivalents*. An amount of €50 million, which was classified under securities under Dutch accounting principles, has been reclassified to cash and cash equivalents.

8 *Provisions*. The decrease is due to reclassification of the short-term part of provisions to current liabilities.

9 The increase in *Trade and other payables* is primarily due to the reclassification from receivables of the liability for refundable deposits received from customers on returnable packaging to creditors and other liabilities.

Notes to the reconciliation balance sheet as at 31 December 2004

1 *Property, plant & equipment* are €354 million lower due to the change from statement at estimated replacement cost to historical cost.

2 *Intangible assets* show a net increase of €117 million under IFRS representing, on the one hand, €165 million, being the value of brands acquired via the Brau Union transaction and reclassified from goodwill, less on the other hand, the impact on goodwill of the recognised deferred tax liability. Finally, amortisation under IFRS is lower as goodwill is not amortised (€81 million), which is partially compensated by the amortisation of brands (€8 million).

3 *Investments* are €4 million higher primarily due to reclassifications.

4 *Deferred tax assets* and *liabilities* are now reported as separate items on the balance sheet while previously these amounts were netted. The net deferred tax liability under Dutch accounting principles has been reduced as a result of the change to statement at historical cost of property, plant & equipment and the recognition of deferred tax assets. On the other hand the net deferred tax liability under Dutch accounting principles has been increased due to the recognition of brands. When implementing IFRS, Heineken has only netted those tax assets and liabilities where there is a legally enforceable right to net the assets and liabilities.

5 *Inventories* are slightly higher due to the combination of the change from estimated replacement cost to historical cost and the reclassification of some returnable packaging materials from property, plant & equipment to inventories.

6 The increase in *Trade and other receivables* of €337 million is mainly due to the reclassification of the liability for refundable deposits received from customers on returnable packaging to other current liabilities. Under Dutch accounting principles, this liability was netted with the receivable.

7 *Cash and cash equivalents*. An amount of €50 million, which was classified under securities under Dutch accounting principles, has been reclassified to cash and cash equivalents.

8 *Provisions*. The decrease is due to reclassification of the short-term part of provisions to current liabilities.

9 The increase in *Trade and other payables* is primarily due to the reclassification from receivables of the liability for refundable deposits received from customers on returnable packaging to creditors and other liabilities.

Reconciliation of total equity attributable to equity holders of Heineken Holding N.V.

Dutch GAAP as of 1 January 2004	1,490
Impact IFRS (net of taxes)	
Property, plant & equipment	– 122
Inventories	– 3
Other	3
Deferred tax assets	23
IFRS as of 1 January 2004	1,391
Dutch GAAP as of 1 January 2005	1,690
Impact IFRS (net of taxes)	
Property, plant & equipment	– 139
Inventories	– 3
Other	5
Deferred tax assets	23
Profit	52
IFRS as of 1 January 2005	1,628

Reconciliation consolidated income statement 2004	Dutch GAAP	IFRS adjustments (unaudited)	IFRS (unaudited)
Revenue [1]	10,005	57	10,062
Raw materials, consumables and services [2]	6,027	74	6,101
Personnel expenses	1,957	–	1,957
Depreciation and amortisation [3]	773	– 117	656
Total expenses	8,757	– 43	8,714
Operating profit	1,248	100	1,348
Interest income [4]	47	31	78
Interest expenses	– 227	– 16	– 243
Other net financing income/(expense)	29	– 4	25
Impairment financial assets [4]	– 190	–	– 190
Net financing costs [5]	– 341	11	– 330
Share of profit of associates [4]	21	–	21
Profit before tax	928	111	1,039
Income tax expense [6]	– 306	–	– 306
Profit after tax	622	111	733
Attributable to:			
Equity holders of Heineken Holding N.V. (net profit)	269	53	321
Minority interests in Heineken N.V.	268	52	321
Minority interests in Heineken N.V. group companies	85	6	91
Profit after tax	622	111	733

Notes to the reconciliation consolidated income statement 2004

1 The increase in revenue as a result of the change to IFRS is €57 million for the full year and is primarily the result of a reclassification of certain sales proceeds, rental income and sale of by-products, which were netted with the corresponding costs under Dutch accounting principles. These items are now included in 'Other revenue', which is part of revenue. These items are partially offset by the reclassification, from revenue to net financing costs, of interest received on loans to on-premise outlets.

2 The increase is explained by the items mentioned in note 1.

3 The decrease in depreciation and amortisation is for €40 million due to the lower valuation of property, plant & equipment and for €81 million to the termination of amortisation of goodwill, while the capitalisation and amortisation of brands adds €8 million. Other effects amount to €4 million.

4 Share of profit of associates remains unchanged. The €190 million impairment taken on Cervejarias Kaiser, the capital gain on sales of Whitbread shares of €17 million and dividend income received from participating interests carried at cost (€12 million) are in other net financing income and impairment of financial assets.

5 The adjustment to net financing costs amounts to €11 million as the interest received on loans to on-premise outlets has been reclassified from net revenue to net financing costs. Also the realised and unrealised foreign currency results are now reported under net financing costs rather than other fixed costs.

6 The net impact on taxation under IFRS is zero, despite a profit before taxation, which is €111 million higher. The most significant part of the increase in profit is a result of the absence of goodwill amortisation (€81 million) under IFRS. Most of the goodwill amortisation was already considered under Dutch accounting principles to be non-deductible for tax purposes, meaning that the cancellation of the amortisation charge has therefore little effect on taxation.

A higher tax charge, due to higher profit under IFRS and the reduction of the recognised deferred tax asset is offset with €20 million exceptional, non-recurring tax benefits mainly due to the release of deferred tax liabilities related to the recognition of brands under IFRS. In 2004 lower corporate income tax rates were enacted in a number of countries and as a result the additional deferred tax liability recognised for brands under IFRS is carried at the lowered tax rates and released through the income statement in 2004.

Condensed statement of cash flows 1 January 2004 – 31 December 2004	Dutch GAAP	IFRS adjustments (unaudited)	IFRS (unaudited)
Cash flow from operating activities [1]	1,520	91	1,611
Dividends paid [2]	– 243	243	–
Cash flow from operating activities less dividends paid	1,277	334	1,611
Cash flow from investing activities [1]	– 1,671	– 124	– 1,795
Cash flow from financing activities [2]	– 125	– 241	– 366
Net cash flow	– 519	– 31	– 550
Other movements	– 31	31	–
Movement in cash and cash equivalents	– 550	–	– 550
Funds as of 1 January 2004 [3]			
Cash and cash equivalents	1,340	50	1,390
Securities	76	– 76	–
Bank overdrafts	– 679	–	– 679
	737	– 26	711
Funds as of 31 December 2004 [3]			
Cash and cash equivalents	628	50	678
Securities	76	– 76	–
Bank overdrafts	– 517	–	– 517
	187	– 26	161
Movement in cash and cash equivalents	– 550	–	– 550

[1] Cash flow from operating activities under IFRS is €91 million higher. This is primarily due to the reclassification of the depreciation on loans to on-premise outlets from investing activities to the cash flow from operating activities.
[2] Dividends paid to shareholders and minorities are classified in the cash flow from financing activities under IFRS.
[3] The definition of funds has been changed. Under IFRS securities are not included in funds anymore, but this has no impact on the cash flow under IFRS.

Rights of holders of priority shares

The priority shares in issue with a nominal value of €500, which comprise 250 shares of €2 nominal value, are held by:

Stichting Administratiekantoor Priores	125 shares

The members of the board of this foundation are
C.L. de Carvalho-Heineken, chairman
M. Das
R.H. Meppelink
H.A. Oosters

Stichting Beheer Prioriteitsaandelen Heineken Holding N.V.	125 shares

The members of the board of this foundation are
J.C. Posch, chairman
W. de Ruiter

The company and the board members of the above foundations hereby declare that, in their jointly considered opinion, the provisions of Annex X of the Listing and Issuing Rules of Euronext Amsterdam have been complied with.

For the rights conferred by the priority shares, reference is made to the following articles of the company's Articles of Association:

Article 4, para. 8	(cooperation of priority shareholders in issue of depositary receipts for shares)
Article 7, para. 2	(priority shareholders draw up non-binding list of candidates for appointments to the Board of Directors by the general meeting)
Article 8, para. 5	(priority shareholders give approval for exercising voting rights on shares)
Article 9, para. 4	(appointment of representative by priority shareholders in the event of absence or inability to act of all members of the Board of Directors)
Article 10, para. 6	(4% dividend, after distribution of dividend to holders of ordinary shares)
Article 13, para. 1	(priority shareholders bring resolutions to amend the Articles of Association or wind up the company to the general meeting)
Article 14, para. 3	(priority shareholders' claims to liquidation surplus are subordinated).

Provisions of the Articles of Association concerning appropriation of profit

The relevant provisions of the Articles of Association concerning appropriation of profit read as follows:

Article 10, para. 4: Profit distributions may only be made if the shareholders' equity of the company exceeds the sum of the paid-up and called capital and the reserves prescribed by law.

Article 10, para. 6: Out of the profit as shown by the profit and loss account adopted by the general meeting, the ordinary shareholders shall first be paid the same dividend per share as paid by Heineken N.V. for the year concerned, having due regard to the provisions of paragraph 4. If and to the extent that the dividend paid by Heineken N.V. is in the form of a stock dividend, the dividend paid to the ordinary shareholders shall also be in the form of a stock dividend. From what remains after the distribution to the ordinary shareholders, the priority shareholders shall be paid a dividend of four per cent (4%) and the remainder shall be appropriated to the reserves. On a motion of the meeting of priority shareholders, the general meeting shall be authorised to make distributions from the reserves.

Remuneration of the Board of Directors
Pursuant to the company's Articles of Association, Article 7, para. 5, the meeting of holders of priority shares may pass resolutions fixing the remuneration of the members of the Board of Directors.

Shares held by the Board of Directors
As at 31 December 2005, the Board of Directors represented 144,112,051 shares of the company.

Proposed appropriation of profit
It is proposed to appropriate €98 million of the profit for payment of dividend and to add €283 million to the retained earnings.

Auditors' report

Introduction
We have audited the financial statements of Heineken Holding N.V., Amsterdam, for the year 2005 as set out on pages 14 to 77. These financial statements consist of the consolidated financial statements and the company financial statements. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion with respect to the consolidated financial statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Opinion with respect to the company financial statements
In our opinion, the company financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result for the year then ended in accordance with accounting principles as generally accepted in the Netherlands and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Furthermore we have established to the extent of our competence that the report of the Board of Directors as set out on pages 9 to 12 is consistent with the financial statements.

Amstelveen, 21 February 2006
KPMG Accountants N.V.
G.L.M. van Hengstum RA

A Heineken Holding N.V. publication

Heineken Holding N.V.
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands

telephone +31 20 622 11 52
fax +31 20 625 22 13

This report is available in the Dutch language as well. In the case of any discrepancy between language versions the English version prevails.

Translation
Mac Bay Consultants

Graphic Design and Electronic Publishing
Design Studio Hans Kentie BNO

Colour separations
Nederlof Repro

Printing
Boom Planeta Graphics

Binding
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